INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS, DATED APRIL 24, 1997

PROSPECTUS

                          [LOGO]

1,250,000 SHARES OF COMMON STOCK AND
1,250,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

All of the shares of common stock ("Common Stock") and Redeemable Common Stock Purchase Warrants ("Warrants") offered hereby (collectively, "Securities") are being sold by Trident Rowan Group, Inc. ("Company" or "TRG"). Each Warrant is exercisable for four years commencing one year from the date of this Prospectus
at an exercise price of $         [120% of the offering price per share of
Common Stock]. The Company may redeem the Warrants at a price of $.01 per Warrant at any time after they become exercisable if notice of not less than 30 days is given and the last sale price of the Common Stock has been at least
133 1/3% of the then exercise price of the Warrants on all 20 trading days ending on the third day prior to the day on which notice is given. See "Description of Securities."

The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "TRGI." The last sale price of the Common Stock on April 16, 1997 was $8.13. Prior to this Offering there has been no public market for the Warrants and there can be no assurance that any such market will develop. The Company has applied for quotation of the Common Stock and Warrants on the Nasdaq National Market System under the symbols TRGI and TRGIW, respectively.
                            ------------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              PRICE       UNDERWRITING      PROCEEDS
                                                                               TO         DISCOUNTS AND        TO
                                                                             PUBLIC      COMMISSIONS(1)    COMPANY(2)
Per Share...............................................................  $               $               $
Per Warrant.............................................................  $               $               $
Total(3)................................................................  $               $               $

(1) Does not include a 3% nonaccountable expense allowance which the Company has agreed to pay to the Representative of the Underwriters. The Company has also agreed to sell to the Representative of the Underwriters an option ("Representative's Purchase Option") to purchase up to 125,000 shares of Common Stock and/or 125,000 Warrants and to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company, including the
    nonaccountable expense allowance, estimated at approximately $         .

(3) The Company has granted to the Underwriters an option exercisable within 45 days from the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock and/or 187,500 Warrants on the same terms as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriting."

The Securities are being offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify this Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Securities will be made against payment therefor
at the offices of GKN Securities Corp. in New York City on or about            ,
1997.

GKN SECURITIES CORP.                           SOUTHEAST RESEARCH PARTNERS, INC.

           , 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF, OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                                  THE COMPANY

    Trident Rowan Group, Inc. ("TRG" or the "Company") is a U.S. holding company which owns Moto Guzzi, S.p.A. ("Moto Guzzi"), an Italian manufacturer of luxury motorcycles, L.I.T.A. S.p.A., an Italian manufacturer of welded steel tubes used principally by the automobile and furniture industries, and Temporary Integrated Management S.p.A. ("T.I.M."), which provides temporary management to troubled businesses located primarily in Italy. The Company's strategic objective is to make investments in troubled businesses identified through the management activities of T.I.M. and through the Company's merchant banking group.

MOTO GUZZI

    Moto Guzzi was founded 75 years ago and has earned a reputation as one of the elite motorcycle manufacturers in the world. Moto Guzzi also sells motorcycle spare parts through its wholly-owned subsidiary, Centro Ricambi S.r.l. Moto Guzzi distributes its motorcycles worldwide through a network of wholly or partially owned importers and independent dealers. Recognizing the strategic importance to its growth of the U.S. market, in 1996 Moto Guzzi acquired Moto America, Inc., the exclusive U.S. importer and distributor of its products.

    For more than 10 years, Moto Guzzi has failed to operate profitably. In 1994, TRG engaged T.I.M., then an independent management company, and, since 1995, a wholly owned subsidiary of the Company, to provide emergency temporary management services to Moto Guzzi. T.I.M. developed a strategic plan to improve the operating results of Moto Guzzi and materially enhance its value. Under T.I.M.'s management, Moto Guzzi has implemented a program of selective component outsourcing and has improved both production levels and results of operations. Moto Guzzi currently produces five principal models, the "V-10 Centauro," the "Daytona RS" (which may be marketed under another name in the United States), the "Sport 1100," the "California 1100" and the "Nevada 750." New models are also planned. Additionally, Moto Guzzi manufactures military and police models.

    Since May 1994, Moto Guzzi has made significant progress in its turnaround of operations, increasing sales and production from approximately 3,600 units in 1993 to more than 6,000 units in 1996. Although Moto Guzzi realized a net loss in 1996, revenues increased by 20% in 1996 compared to 1995, and motorcycle unit production increased nearly 16%. Under the strategic plan proposed by T.I.M., significant increases in production are planned for each of the next few years, financed in part by the proceeds of a recent $6 million private offering of securities by the Company's subsidiary, Moto Guzzi Corp., a Delaware corporation which owns 100% of the capital stock of Moto Guzzi ("Moto Guzzi Financing"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Moto Guzzi has recently hired as its new Managing Director Mr. Oscar Cecchinato, the former chief executive officer of Aprilia S.p.A., Italy's largest motorcycle manufacturer.

L.I.T.A.

    L.I.T.A. manufactures specialty steel tubes used principally in the automotive and furniture industries. T.I.M. had been engaged by L.I.T.A. after a material decline in L.I.T.A.'s operations. The Company acquired L.I.T.A. in 1995. The Company is seeking to enhance the value of L.I.T.A. by increasing sales to a level which will permit a sale to, or merger with, a competitor on favorable terms. In 1996, although sales increased 23% over 1995, falling steel prices in the first half of 1996 forced L.I.T.A. to lower prices of its finished product, which resulted in losses. Stability in steel prices and further increases in sales are likely to be preconditions for eventual realization of value from L.I.T.A.

T.I.M.

    T.I.M. provides temporary management for companies facing special problems. It does so through a network of experienced and qualified managers which it makes available to operate all or strategic portions of the businesses of its clients. Managers are selected based on a client's specific needs and are supported by T.I.M.'s management and administrative resources. T.I.M. analyzes the client's businesses and develops strategic business plans based on the client's objectives which, upon agreement with the client, define the goals and standards upon which T.I.M.'s performance and incentive compensation will be measured at the end of each engagement. A significant component of T.I.M.'s compensation is performance related.

    A typical T.I.M. engagement requires the appointment of a T.I.M. manager to act as a temporary Chief Executive Officer, or, less frequently, as Chief Financial Officer, Chief Operating Officer or as an executive responsible for a specific functional team or project. The engagement might require the adoption of a fundamental corporate restructuring, a sale or other divestiture of assets, the reorganization of marketing or distribution functions, financial restructuring, or managing technological innovation. T.I.M.'s strategic plans usually focus on reestablishing profitability and increasing net worth, achieving productivity growth and managing staff reductions, accelerating the decision-making process, and bridging cultural gaps which may have inhibited growth. Engagements are typically of a duration of 12 to 24 months.

    The Company's merchant banking group analyzes investment opportunities that arise out of, or which could involve, T.I.M.'s management engagements, and then negotiates the terms of such investments. It is the Company's policy that such investments will be made only in companies in which it provides senior level temporary management.

CHANGE OF CONTROL

    Finprogetti S.p.A. ("Finprogetti") has agreed pursuant to an agreement dated March 7, 1997 (the "Tamarix/Finprogetti Acquisition Agreement"), to sell to Tamarix Investors, LDC ("Tamarix") a Cayman Islands limited duration company, prior to the effective date of this Registration Statement 1,000,000 shares of Common Stock of the Company owned by Finprogetti. Tamarix and Finprogetti have agreed that Finprogetti shall have a put right and Tamarix shall have a call right with respect to an additional 635,000 shares of Common Stock owned by Finprogetti. The put option is exercisable for a one-year period, beginning on the first anniversary of the closing of the 1,000,000 share purchase and the call option is exercisable during the two years beginning on such closing date. During such two-year period, Tamarix will have a proxy from Finprogetti to vote such 635,000 shares. In addition, prior to the effective date of this Registration Statement, Finprogetti is required to deliver the resignations of certain members of the Company's Board of Directors who had been nominated by Finprogetti. In connection with the Tamarix/ Finprogetti Acquisition Agreement, the Company has agreed to (a) issue to Centaurus Management, LDC ("Centaurus"), a Cayman Islands limited duration company and the Manager of Tamarix, a Warrant (the "Centaurus Warrant") to purchase 1,250,000 shares of Common Stock at an exercise price equal to the per-share offering price in this Offering, exercisable for a three-year period commencing on the date of this Prospectus,
(b) register for resale the shares of Common Stock purchased from Finprogetti, as well as the shares underlying the Centaurus Warrant, and (c) cause the By-Laws or the Certificate of Incorporation of the Company to be amended to provide for (i) a staggered Board of Directors which shall include at least one person nominated by Tamarix in each of the three classes, (ii) provide for a representative of Tamarix to be Chairman of the Board of the Company, (iii) provide that Tamarix's consent will be required to further amend the Company's Certificate of Incorporation, and (iv) require that the Board of Directors be expanded and limited to not more than 11 members, such Board to include three Tamarix nominees and an additional three independent directors who are experienced in business matters and otherwise reasonably acceptable to Tamarix. The Company may not declare and pay dividends without the approval of the Tamarix-nominated directors. The Company has also agreed to engage Tamarix Capital Corporation, an affiliate of Tamarix, for three years to provide certain financial advisory services to the Company at a cost of $200,000 per year, payable quarterly, plus reasonable expenses. As financial advisor, Tamarix Capital Corporation will, among other things, identify potential investment or acquisition opportunities for the Company, and sources of capital for the Company and its portfolio companies. Tamarix Capital Corporation is a New York-based merchant and investment banking firm founded by Messrs. Mark Hauser and William Spier. Tamarix Capital Corporation acts as advisor to and, through its affiliates, makes principal investments in, public and private companies in a variety of growth industries, both in the U.S. and internationally.

    TRG was organized in Maryland in 1917 as Rowan Controller, Inc., changing its name to Rowan Industries, Inc. and then De Tomaso Industries, Inc. before becoming Trident Rowan Group, Inc. in 1996. Its principal executive office is located at Two Worlds Fair Drive, Franklin Township, Somerset, New Jersey 08873, and its telephone number is (908) 868-9000.

                                  THE OFFERING

Securities Offered by the Company.........  1,250,000 shares of Common Stock and 1,250,000
                                            Warrants. Each Warrant will entitle the
                                            registered holder thereof to purchase one share
                                            of Common Stock at a price of 120% of the
                                            offering price per share of Common Stock. The
                                            Company may redeem the Warrants at a price of
                                            $.01 per Warrant at any time after they become
                                            exercisable if notice of not less than 30 days
                                            is given and the last sale price of the Common
                                            Stock has been at least 133 1/3% of the then
                                            exercise price of the Warrants on all 20
                                            trading days ending on the third day prior to
                                            the day on which notice is given.

Common Stock Outstanding Prior
  to the Offering.........................  3,902,540 shares, including 849,640 shares that are subject to repurchase. See
                                            "Business--Recent Transactions
                                            --Finprogetti Acquisition" and "--Repurchase of
                                            Former Chairman's Shares."

Common Stock to be Outstanding
  after the Offering......................  5,152,540 shares

Use of Proceeds...........................  To make investments in the Company's subsidiaries and for working capital and
                                            general corporate purposes. See "Use of
                                            Proceeds."

Risk Factors..............................  The Securities offered hereby involve a high degree of risk, including without limitation,
                                            the Company's history of losses, intense
                                            competition, seasonality of the Company's
                                            business and quarterly fluctuations,
                                            sensitivity to foreign currency exchange rates,
                                            and other foreign operations risks. See "Risk
                                            Factors."

Nasdaq SmallCap Market Common Stock
  symbol..................................  TRGI

Proposed Nasdaq National Market Common
  Stock and Warrant symbols,
  respectively............................  TRGI, TRGIW

    UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE WARRANTS, THE UNDERWRITERS' OVER-ALLOTMENT OPTION, THE REPRESENTATIVE'S PURCHASE OPTION, ANY OPTIONS GRANTED UNDER THE COMPANY'S 1995 NON-QUALIFIED STOCK OPTION PLAN OR 1995 OUTSIDE DIRECTORS' PLAN, THE CENTAURUS WARRANT, OR WARRANTS TO PURCHASE 173,306 SHARES OF COMMON STOCK TO BE ISSUED TO CERTAIN SHAREHOLDERS OF THE COMPANY. SEE "BUSINESS--RECENT TRANSACTIONS--TRANSFER OF CONTROLLING INTEREST TO TAMARIX," "MANAGEMENT-- EXECUTIVE COMPENSATION" AND "STOCK OPTION PLANS," "PRINCIPAL SHAREHOLDERS," "CERTAIN TRANSACTIONS," "DESCRIPTION OF SECURITIES--WARRANTS," "DESCRIPTION OF SECURITIES--COMMON STOCK," "SHARES ELIGIBLE FOR FUTURE SALE," AND NOTE 15 OF NOTES TO FINANCIAL STATEMENTS.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
  (In millions of Italian Lire and thousands of U.S. Dollars, except per share data)

    The following table sets forth summary financial data for the Company on a consolidated historical basis for the periods and dates indicated. The historical balance sheet data as of December 31, 1996 and 1995 and the statement of operations data for each of the three years ended December 31, 1996, 1995 and 1994 are derived from the audited financial statements of the Company included in this Prospectus. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such financial statements, including the notes thereto, included elsewhere in this Prospectus.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                             -----------------------------------------------------
                                                                               1996
                                                                              $000(1)
                                                                              EXCEPT
                                                                               PER-
                                                                               SHARE       1996           1995            1994
                                                                               DATA        LIT.M          LIT.M           LIT.M
                                                                             ---------  -----------  ---------------   -----------
INCOME STATEMENT DATA
  Net sales................................................................  $ 63,272   Lit. 96,806  Lit.   72,253     Lit. 51,994
  Gross profit.............................................................     8,262        12,641          9,445           5,935
  Selling, general and administrative expenses.............................    14,007        21,430         16,230          10,818
  Net loss.................................................................    (9,806 )     (15,001)        (6,980)         (3,277)
  Net loss per share.......................................................  $  (2.14 ) Lit. (3,268) Lit.   (2,065)(2) Lit. (1,593)
  Weighted average number of common and common
    equivalent shares(3)...................................................  4,590,539    4,590,539        3,380,441     2,057,446

                                                                 YEAR ENDED DECEMBER 31,
                             -----------------------------------------------------------------------------------------------
                                                                                     PRO FORMA
                                     ACTUAL                PRO FORMA(4)           AS ADJUSTED(5)              ACTUAL
                             -----------------------  -----------------------  ---------------------  ----------------------
                                1996         1996        1996         1996       1996        1996        1995        1994
                               $000(1)      LIT.M       $000(1)      LIT.M      $000(1)     LIT.M       LIT.M       LIT.M
                             -----------  ----------  -----------  ----------  ---------  ----------  ----------  ----------

BALANCE SHEET DATA
  Cash and cash
    equivalents............   $   5,412   Lit. 8,281   $   6,999   Lit.10,709  $  15,560  Lit.23,808  Lit.24,137  Lit.10,286
  Current assets...........      54,304       83,084      57,825       88,472     66,387     101,571      95,689      80,041
  Total assets.............     102,297      156,512      95,949      146,800    104,510     159,899     182,830     118,661
  Current liabilities
    excluding short-term
    debt...................      24,187       37,005      24,187       37,005     24,187      37,005      33,788      24,854
  Short-term debt..........      24,217       37,051      20,950       32,053     20,950      32,053      38,575      21,465
  Long-term debt, net of
    current portion........      10,763       16,468       7,682       11,754      7,682      11,754      18,098       5,004
  Shareholders' equity.....   $  13,615   Lit.20,830   $  12,655   Lit.19,361  $  21,216  Lit.32,460  Lit.51,221  Lit.43,157

------------------------

(1) Translated solely for the convenience of the reader at the approximate exchange rate as of December 31, 1996 of Lire 1,530 to $1.00.

(2) In July 1995, 1,000,000 preferred shares were converted to shares of Common Stock and 703,774 of such shares of Common Stock were acquired by the Company. Had such conversion and purchase taken place on January 1, 1995, the loss per share would have been Lit. (1,978) translated solely for the convenience of the reader as $(1.29).

(3) 1,000,000 authorized and outstanding preferred shares were considered to be anti-dilutive in 1994. They were converted to shares of Common Stock in 1995, see note (2) above.

(4) Gives effect to the sale on April 15, 1997 of the Company's subsidiary which owned property in Cologne, Italy ("Cologne Sale").

(5) Gives effect to the Cologne Sale and the receipt by the Company of $8,561,000 of net proceeds of this Offering at the assumed price of $8.00 per share and $.10 per Warrant.

                                  RISK FACTORS

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK. ACCORDINGLY, IN ANALYZING AN INVESTMENT IN THESE SECURITIES, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, ALONG WITH THE OTHER MATTERS REFERRED TO HEREIN, THE FOLLOWING RISK FACTORS.

    HISTORY OF OPERATING LOSSES, ACCUMULATED DEFICIT. The Company has sustained net losses from continuing operations in each of the past five years, and for all quarters in those five years, with the exception of the last quarter of 1995. By far the largest portion of these losses through the second quarter of 1993 was attributable to the operations of Maserati. In 1993, the Company disposed of its remaining 51% equity interest in Maserati, and has significantly reduced net losses. Nevertheless, the Company has not realized net income in any succeeding year. For the year ended December 31, 1996, the Company reported a net loss of Lit. 15,001 million ($9,806,000)* and an accumulated deficit of approximately Lit. 31,000 million ($20,261,000). Moto Guzzi, the Company's principal operating subsidiary, has sustained net losses in each of the past ten years. There can be no assurance that Moto Guzzi or the Company's consolidated operations will achieve profitability. Until that occurs, the Company will have to fund its operating losses and the operating losses of its subsidiaries.

    POTENTIAL INABILITY TO MANAGE GROWTH OF MOTO GUZZI. The strategic plan for Moto Guzzi contemplates a significant repair and rehabilitation, and subsequent expansion, of production capabilities with a significant commitment of capital and increased use of outsourcing of components and subassemblies. This expansion may require the Company to implement a variety of additional systems, procedures and controls to manage higher inventory levels and higher levels of outsourcing and working capital requirements and may place significant strain on management, financial and other resources. There can be no assurance that such expansion will be successfully completed or that the Company's systems, procedures, controls or resources will be adequate to support expanded operations. If the Company is unable to manage its contemplated expansion successfully, its business and results of operations could be adversely affected. The Company's operating results could also be adversely affected by an increase in fixed costs and operating expenses related to the expansion of production if revenues do not increase commensurately. See "Industry Cyclicality and Demand for the Company's Products and Services--Motorcycle Industry."

    ACQUISITION OF CONTROL OF COMPANY, RIGHT TO NOMINATE DIRECTORS. As a consequence of the purchase by Tamarix of 1,000,000 shares of Common Stock from Finprogetti and the right and obligation to purchase the remaining 635,000 shares of Common Stock held by Finprogetti pursuant to the Tamarix/Finprogetti Acquisition Agreement coupled with the Centaurus Warrant granted by the Company to Centaurus pursuant to an agreement by and between Tamarix and the Company dated April 8, 1997 ("Inducement Agreement") and changes to the composition of the Company's Board of Directors required pursuant the Inducement Agreement, Tamarix may be viewed as having acquired control of the Company. See "Business--Recent Transactions--Transfer of Controlling Interest to Tamarix".

    RISKS OF ENTERING INTO MERCHANT BANKING BUSINESS. The Company's growth strategy depends in part on its ability to make additional entrepreneurial investments and acquisitions, such as its acquisition of L.I.T.A., and to add value to such investments through the management skills provided by T.I.M. and the investment and capital finance skills provided by the Company's merchant banking group. However, the Company's management does not collectively have experience operating a merchant bank and has only limited experience managing all of the subsidiaries of the Company collectively. Even assuming the success of T.I.M. in obtaining the type of engagements which could stimulate opportunities to provide investment capital to or to make acquisitions of its client companies, there can be no assurance that any such opportunity will result in an investment in or acquisition of a client company ("Portfolio Company") on

------------------------

* Throughout this Prospectus, amounts reported in Lire as at December 31, 1996 are translated solely for the convenience of the reader at the approximate exchange rate at such date of 1,530 Lire to the U.S. Dollar.

favorable terms or at all. Further, even if an investment or acquisition is consummated, there can be no assurance that the Company will be able successfully to realize all or any portion of the enhanced value it hopes to add to the particular client or Portfolio Company.

    POSSIBLE LOSS OF CONTROL OVER PRINCIPAL OPERATING SUBSIDIARY. The Company, directly and through a majority-owned subsidiary, has the ability to control the election of the board of directors of Moto Guzzi Corp. and all other matters relating to such corporation, which owns 100% of the equity of Moto Guzzi. However, if there is no initial public offering of such corporation's stock by July 1998, the holders of shares of preferred stock of Moto Guzzi Corp. issued in the Moto Guzzi Financing, although owning only a minority of Moto Guzzi Corp.'s capital stock (treating the preferred stock as a common stock equivalent), will have the right to elect a majority of its board of directors. There can be no assurance that there will be any such public offering. Additionally, if the warrants to purchase Moto Guzzi Corp. common stock issued in connection with the Moto Guzzi Financing are exercised, the Company's percentage ownership of the equity of Moto Guzzi Corp., and thereby of Moto Guzzi, will be diluted.

    INDUSTRY CYCLICALITY AND DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES--MOTORCYCLE INDUSTRY. In the past, the overall motorcycle industry has been subject to dramatic changes in demand due to changing social and economic conditions. Among other factors, prevailing economic conditions may unfavorably affect disposable income for leisure activities and the increased cost of gasoline could have a negative effect on the cost of motorcycling. Accordingly, there can be no assurance that Moto Guzzi's markets will remain in a growth phase or remain stable.

    Moto Guzzi's performance is influenced by its ability to predict future demand for existing and new products. Moto Guzzi plans its annual production levels and long-term product development and introduction based on anticipated demand for its products. For the majority of sales, the Company does not have long-term purchase commitments or irrevocable orders. The Company relies on its own market assessment and ongoing communication with its customers to anticipate the future volumes of purchase orders. A number of factors could cause customers to delay or cancel orders. Moto Guzzi has experienced frequent delays in production and shipment. Delays in production and shipment by the Company could also cause cancellation of orders or loss of significant customers and have an adverse effect on the Company's business, financial condition and results of operations. See "Seasonal Business; Quarterly Fluctuations-- Moto Guzzi."

    DEPENDENCE ON LIMITED NUMBER OF THIRD PARTY SUPPLIERS AND MANUFACTURERS FOR KEY COMPONENTS. Moto Guzzi purchases many significant motorcycle components from third parties. The Company believes that there are numerous available sources of supply for most of them. Although Moto Guzzi attempts to maintain alternative sources for its supplies, certain significant components are available from only one or two sources and Moto Guzzi may therefore be unable to obtain advantageous pricing, and is subject to the risk of possible delays in deliveries. Delays in deliveries of certain components have occurred as recently as December 1996. Failure by suppliers to continue to supply Moto Guzzi on commercially reasonable terms, or at all, would have a material adverse effect on the Company. Moto Guzzi generally does not maintain long-term supply agreements with its suppliers and purchases required componentry pursuant to purchase orders or short-term contracts in the ordinary course of business. Failures or delays in receipt of necessary raw materials and components by Moto Guzzi would adversely affect the Company's operations and its ability in turn to deliver its products on a timely basis. Moto Guzzi is seeking to increase its reliance on outside suppliers for assembly of partially completed componentry, as a means of reducing direct labor expenses. There can be no assurance that adequate sources of reliable outside suppliers will be identified and engaged at advantageous terms, or at all. See "Business--Moto Guzzi--Manufacturing."

    SEASONAL BUSINESS; QUARTERLY FLUCTUATIONS--MOTO GUZZI. Moto Guzzi's operations are characterized by seasonal fluctuations in demand and production. Retail market demand is highest in the spring and early summer, whereas most sales to Italian government agencies, both federal and regional, take place in the fourth quarter. Production at Moto Guzzi, as at most Italian companies, declines materially during

August, the traditional holiday month, and also declines somewhat over the Christmas holiday and shortly thereafter as inventory is taken. As the Company's largest operating subsidiary, sales and production declines at Moto Guzzi significantly affect the Company's consolidated results of operations. Although Moto Guzzi's management is implementing plans to try to reduce production and sales fluctuations, there can be no assurance that such plans will be successful. See "Business--Moto Guzzi--Competition."

    SEASONAL BUSINESS--L.I.T.A. L.I.T.A.'s operations have historically been seasonal due to L.I.T.A.'s dependence on the automobile industry. Demand is lowest over the period from November to February and is also significantly reduced in the traditional holiday month of August. Since 1995, L.I.T.A. has sought to reduce this seasonality by expanding the markets it serves to include the furniture industry, which is less seasonal, but a majority of its sales continues to be to the automobile industry. See "Business--Moto Guzzi--L.I.T.A.--Customers."

    COMPETITION--MOTO GUZZI. In the manufacture and sale of motorcycles, Moto Guzzi competes with companies which are far larger and better capitalized, and many of which have greater name recognition, including Yamaha, Kawasaki, Suzuki and Honda, the industry leaders from Japan, Aprilia and Cagiva of Italy, and Harley Davidson of the United States. Each of these competitors has a far larger market share than Moto Guzzi, and access to greater financial resources. Moto Guzzi competes principally through such intangible qualities as performance, reputation and quality of manufacture, areas in which its current and potential competitors also excel. See "Business--Moto Guzzi--Competition."

    COMPETITION--L.I.T.A. L.I.T.A.'s competitors are principally represented by larger companies, many of them subsidiaries of steel manufacturers. These are predominantly Italian companies and include Profilmec S.p.A. and Ispadue S.p.A., the Lombarda Tubi division of the Marcegaglia Group and ITAS S.p.A. The size of these competitors and the support of their parent companies enable them to compete aggressively in the market. L.I.T.A. competes principally on quality, flexibility of service and timeliness of delivery, factors which its competitors also seek to offer to the market. There can be no assurance that L.I.T.A. will be able to continue to compete successfully, if at all.

    COMPETITION--MERCHANT BANKING DIVISION. Many companies, including the large investment banking firms of the United States and Europe, such as Goldman Sachs & Company and Salomon Inc., U.S. and European venture capital funds such as Advent International, 3I Investors in Industry, and Upside 1, and the investment banking divisions of Italian and European commercial banks such as Medio Credito, can be expected to compete with the Company. Most of these competitors are larger and have considerably greater financial and marketing resources than the Company. Although only a few of these competitors, such as Wexford Capital and Upside 1, currently invest in troubled companies in Italy, there can be no assurance that these and other companies will not provide increasing competition to the Company for investing in troubled Italian companies in the future.

    ENVIRONMENTAL, SAFETY AND OTHER GOVERNMENTAL REGULATIONS. Motorcycles sold in the United States and the European Economic Community and other countries are subject to environmental emissions regulations and safety standards with which Moto Guzzi must comply. All 1997 Moto Guzzi models substantially comply with all emission standards applicable in all countries in which they are sold. There can be no assurance, however, that Moto Guzzi will be able to cost-effectively comply with any emissions or safety standards which governments may hereafter adopt (though the design of new products seeks to conform with such standards as are believed likely to be introduced). In the event its compliance is not cost-effective in the future, Moto Guzzi may be unable to achieve the market growth that it desires.

    Moto Guzzi and L.I.T.A. are subject to a number of governmental regulations relating to the use, storage, discharge and disposal of minerals and alloys used in their manufacturing processes and to the safety standards of their facilities and processes. Claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Company, suspension of production or cessation of certain activities which could adversely affect the Company's operating results. New regulations could require the Company to acquire costly equipment or incur other significant expenses that could have an adverse effect on the Company's financial condition and results of operations. Any failure by the Company to control the use of, or adequately restrict the discharge of, hazardous substances or otherwise comply with applicable safety requirements or current or future legislation could subject it to future liabilities. See "Business--Moto Guzzi--Compliance with Governmental Regulations" and "Business--L.I.T.A.--Compliance with Governmental Regulations."

    RISK OF STRIKES. Both Moto Guzzi and L.I.T.A. operate in heavily unionized industries, subjecting them to risk of strikes and other work stoppage. The Company has been and may in the future be subject to day-long strikes and work stoppages at its Moto Guzzi facility in connection with the negotiation of national labor contracts. Any increase in the duration of any strike or in the number of strikes may have a material adverse effect on production at Moto Guzzi.

    BROAD DISCRETION IN APPLICATION OF PROCEEDS. The Company will have broad discretion regarding how and when the Offering proceeds will be applied and will use a portion of such proceeds to pay salaries, including salaries of its executive officers. See "Use of Proceeds" and "Certain Transactions."

    FUTURE CAPITAL NEEDS--T.I.M., MERCHANT BANKING; UNCERTAINTY OF ACCESS TO CAPITAL. The proceeds of this Offering are not expected to be sufficient to permit the Company to make all of the entrepreneurial cash investments which could foreseeably become available to it through T.I.M. and the Company's merchant banking business. The Company also plans to use its Common Stock for the purpose of carrying out its investments and acquisitions, but there can be no assurance that the capital requirements of a particular current or future Portfolio Company could be satisfied through the issuance of the Company's Common Stock. Additionally, the Company may develop or be presented with opportunities in which the willingness of third parties to provide needed capital infusions to a client or Portfolio Company to enable it to achieve the strategic plan created by T.I.M. would be contingent on the Company's willingness and ability itself to participate in such financing. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Future Liquidity Needs."

    FUTURE CAPITAL NEEDS--MOTO GUZZI. Although the Company believes that its existing capital resources, coupled with the proceeds of the Moto Guzzi Financing and the net proceeds of this Offering, will be sufficient to meet Moto Guzzi's regular cash requirements for the next 12 to 18 months, they will not be sufficient to also fund the full planned rehabilitation and expansion of the Moto Guzzi production capacity and growth in sales, if any. Additional financing will be necessary to complete the process of rehabilitating and expanding operations and also possibly in order to meet future working capital needs. The extent of available additional financing will also depend on the willingness of the banking system in Italy to continue to provide advances against trade receivables. Such financing therefore is dependent on short-term production levels and is subject to being withdrawn in the case of production delays or stoppages caused by any means or by any other factors which could affect sales levels. Further, Moto Guzzi has only limited formal arrangements regarding its currently available bank credit lines which could be significantly reduced by the banks at any time and for any reason. For its long-term viability, the Company will be required to borrow or sell additional securities or seek other new sources of financing or may be required to curtail or reduce Moto Guzzi's activities. Prior to the Moto Guzzi Financing, some of Moto Guzzi's capital needs were provided by the Company. The Company, however, has no commitment to provide additional financing to Moto Guzzi except for a portion of the proceeds from this Offering. To the extent that any future financing involves the sale of the Company's equity securities, the interest of the Company's then-shareholders could be substantially diluted. There can be no assurance that any sources of additional financing will be available to Moto Guzzi or the Company on acceptable terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Use of Proceeds."

    INTERNATIONAL NATURE OF BUSINESS. The Company's principal operating subsidiaries, Moto Guzzi and L.I.T.A., manufacture their products in Italy and distribute them in many countries. As a result, the

Company's business is subject to various risks beyond its control such as changes in laws and policies affecting labor, trade and investment (including trademark protection) and the instability of foreign economies and governments. The Company has taken applicable laws and regulations into account in structuring its business on a global basis, which has been done in a manner which seeks to achieve operational and tax efficiencies. Changes in such laws, including tax laws, could adversely affect the Company's results of operations, cash flows and financial condition.

    ENFORCEMENT OF JUDGMENTS; EFFECT OF FOREIGN LAW. The Company is a corporation organized under the laws of the State of Maryland. The majority of its directors and executive officers are non-residents of the United States. All or a substantial portion of the assets of such persons and of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States. There can be no assurance as to the enforceability in Italy in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Italy.

    EXPOSURE OF RESULTS TO CHANGES IN EXCHANGE RATES. Moto Guzzi's sales and operating profits will be affected by the impact of fluctuations in foreign currency exchange rates on product prices and certain operating expenses. It is expected that L.I.T.A.'s sales and operating profits will also be affected by the impact of fluctuations in foreign currency exchange rates on product prices as it seeks to expand export sales, which are not currently material. Fluctuations in the exchange rates of certain foreign currencies (principally the Deutschemark and the U.S. Dollar, as Germany and the U.S. are or are expected to be significant markets for Moto Guzzi) relative to the Italian Lira may have an adverse effect on the Company's sales and operating results and the international competitiveness of its Italian-based manufacturing operations. In 1993 and 1994, the Company substantially benefited from the depreciation of the Italian Lira against the major European currencies and the U.S. Dollar, although there can be no assurance that such depreciation will occur in the future. See "Exposure of Results to Raw Material and Commodity Prices."

    EFFECT OF CURRENCY EXCHANGE RATES ON MARKET PRICE. Fluctuations in the lira-to-dollar exchange rate will affect the Company's reported revenues and operating results and are likely to have an effect on the market price of the Company's shares.

    EFFECT OF CHANGES OF EXCHANGE RATES ON OBLIGATIONS DENOMINATED IN U.S. DOLLARS. The Company maintains its liquid capital in Italy in Italian Lire. The Company has an obligation to repurchase 776,530 shares formerly held by the Company's ex-chairman, now held in trust, at $11.27 on June 30, 1998. The Company has deposited investments with an expected maturity value at June 30, 1998 of Lit. 15,000 million to collateralize a letter of credit issued to secure its repurchase obligation. The Company also issued promissory notes of $1,863,000 payable in October 1998 in connection with its share repurchase program which was completed in October 1996. The Company has not hedged against exchange rate risks connected with either of these commitments.

    Should the exchange rate between the U.S. Dollar and the Lira be higher than Lit. 1,714 to the U.S. Dollar, the investments deposited as collateral for the repurchase of the 776,530 shares will be insufficient to satisfy such obligation, and any excess will have to be funded from general working capital, including the proceeds of this Offering. Increases in the value of the U.S. Dollar against the Lira may also have material adverse effects on earnings reported in U.S. Dollars.

    EXPOSURE OF RESULTS TO RAW MATERIAL AND COMMODITY PRICES. The operations of Moto Guzzi and L.I.T.A. are significantly affected by the prices of raw materials, including commodities (principally steel and aluminum), which can be subject to considerable short-term variations in price. Although the

Company generally seeks to pass on the effects of price increases of raw materials to its customers, in the past it has not always been able to do so and in the future may not be able to do so due to competitive pressures. In the first half of 1996, the revenues and results of operations of L.I.T.A. were adversely affected by a steep fall in the prices of the various grades of steel which form its principal supply of raw material. This led to a steep fall in the market prices of finished products and L.I.T.A. incurred losses on inventories of steel purchased prior to the fall in steel prices. Aluminum products, which are important in the manufacture of motorcycles by Moto Guzzi, increased in price by approximately 30% in 1995 compared to 1994 as a result of increases in the price of aluminum. Aluminum prices in 1996 were largely unchanged. The prices of other raw materials and commodities, many of which are not produced or sourced in the countries in which the Company operates, are also subject to fluctuations as a consequence of changes in foreign currency exchange rates. See "Exposure of Results to Changes in Exchange Rates," "Business--Moto Guzzi--Raw Materials and Components" and "Business--L.I.T.A.--Raw Materials and Components."

    RELIANCE ON MAIN MANUFACTURING FACILITIES. All of the manufacture of Moto Guzzi motorcycles takes place at a single production facility in Mandello del Lario, Italy. All of L.I.T.A.'s manufacture of steel tubing products takes place at a single factory in Torino, Italy. A significant interruption of production at either of these facilities due to strikes or other causes could have a material adverse effect on the Company's business and operating results. Various health and safety repairs are also required to be made at the Moto Guzzi facility. Such repairs, if costly, could have an adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."

    LACK OF PATENT OR INTELLECTUAL PROPERTY PROTECTION. The design and technology of motorcycles manufactured and sold by Moto Guzzi are not protected by any patent, trademark or other intellectual property rights which would create a competitive advantage for the Company, other than the registered trademark for "Moto Guzzi-Registered Trademark-" itself, and related trademarks which the Company believes are well known and highly regarded. The component parts of motorcycles are manufactured pursuant to well-known techniques and include components which are not unique to Moto Guzzi's products. Moto Guzzi relies on design, manufacturing skills and know-how to produce motorcycles which it believes will find acceptance in its market niche. There can be no assurance that a competitor of Moto Guzzi will not develop an enhancement to motorcycle transportation that will be superior and patentable or otherwise protected from duplication by others. There can be no assurance that competitors do not have, or will not develop, equivalent or superior manufacturing or design skills. See "Business--Moto Guzzi--Patents and Trademarks."

    PRODUCT LIABILITY. Moto Guzzi is engaged in a business which exposes it to possible claims for personal injury from the use of its products. Moto Guzzi maintains product liability insurance with a per-occurrence limit of Lit. 2,000 million. Although no claims have been made against the subsidiary in excess of insurance coverage, there can be no assurance that such claims will not arise in the future or that the insurance coverage will be sufficient to pay such claims. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company.

    RELIANCE ON CURRENT MANAGEMENT. The success of the Company in achieving its growth objectives depends, in part, on the continued participation of certain key executives of the Company, including Howard E. Chase (President and Chief Executive Officer), Albino Collini (Executive Vice President and Chief Operating Officer), Mario Tozzi-Condivi (Vice Chairman of the Board and President of Moto Guzzi) and Domenico Costa (Managing Director of T.I.M.). Effective upon the consummation of the Tamarix/Finprogetti Acquisition Agreement, the Company will also rely on the participation of William Spier, its new chairman, and upon his merchant banking experience and skill. Although the Company has entered into employment agreements with Messrs. Chase and Collini, and a consulting agreement with Como Consultants, Limited, a corporation which provides the services of Mr. Tozzi-Condivi, each expiring in 2000 and employment agreements with Mr. Costa and Mr. Carlo Previtali (Secretary and Treasurer), each expiring in 1998, there can be no assurance that the Company will be able to retain its key executives on a long-term basis. The key executives, who each have experience in aspects of the Company's business operations, have limited experience operating the Company together, and are inexperienced at managing a publicly held holding company and in merchant banking. See "Risks of Entering Into Merchant Banking Business."

    SHARES ELIGIBLE FOR FUTURE SALE. Future sales of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock or the Warrants. See "Shares Eligible for Future Sale."

    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or its subsidiaries, changes in economic or political conditions affecting the U.S., Italy or the other countries in which the Company will operate, the financial markets generally, and changes in the motorcycle industry specifically. The Company's Common Stock has fluctuated between a low bid price of $2 per share and a high bid price of $11 per share in the past three years.

    ANTI-TAKEOVER EFFECT OF MARYLAND CORPORATE LAW. The Company is not currently, but may in the future become, subject to certain provisions of the Maryland corporate law which may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then current market prices. See "Description of Securities--Maryland Takeover Statute."

    ANTI-TAKEOVER EFFECT OF RECENT TRANSACTION. Pursuant to the Inducement Agreement, the Board of Directors has agreed to propose amendments to the Company's Certificate of Incorporation and By-Laws which will, among other things, provide that members of the Board of Directors will serve in classes, each class to hold office for three years with staggered terms, and prohibit the Board of Directors from proposing further amendments to the Certificate of Incorporation without the consent of Tamarix. The adoption of the amendments and the creation of such a staggered board structure may deter a future potential acquiror from attempting to make a hostile acquisition of the Company. See "Business--Recent Transactions--Transfer of Controlling Interest to Tamarix."

    ABSENCE OF DIVIDENDS. The Company has not paid any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. Additionally, under the Inducement Agreement, the Company may not pay dividends unless the Tamarix-appointed members of the Board have approved. See "Dividend Policy."

    POTENTIAL LOSS OF ACTIVE TRADING MARKET. There has been no prior market for the Warrants, and there can be no assurance that a public market for the Warrants will develop or be sustained after the Offering. The Company's Common Stock is traded on the Nasdaq SmallCap Market ("Nasdaq SmallCap"). The Company has applied to have the Common Stock and Warrants approved for trading on the Nasdaq National Market, although there is no assurance that such listing will be approved. The Company has simultaneously applied for listing of the Warrants on Nasdaq SmallCap and in the event that the Securities are not approved for listing on the Nasdaq National Market, the Company anticipates that the Common Stock will continue to be listed and the Warrants will commence trading on the Nasdaq SmallCap. To continue to be listed on Nasdaq after the Offering, the Company must satisfy certain maintenance criteria. The failure to meet these maintenance criteria in the future may result in the Common Stock or Warrants being ineligible for quotations on Nasdaq and trading, if any, of the Common Stock and the Warrants would thereafter be conducted on the OTC Bulletin Board. As a result of such ineligibility for quotations, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Common Stock or the Warrants. See "Possible Volatility of Stock Price."

    POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS. The Company may redeem the Warrants once they become exercisable, at a price of $.01 per Warrant, at any time upon not less than 30 days prior written notice if the last sale price of Common Stock has been at least 133 1/3% of the then-exercise price of the Warrants on 20 consecutive trading days ending on the third day prior to the date on which notice is given. Notice of redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price which would be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities--Warrants."

    CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE WARRANTS. The Company will be able to issue shares of its Common Stock upon exercise of the Warrants only if there is then a current prospectus relating to such Common Stock, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the various holders of the Warrants reside. The Company has undertaken to file and keep current a prospectus which will permit the purchase and sale of the Common Stock underlying the Warrants, but there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify for sale the shares of Common Stock underlying the Warrants in those states in which the securities are to be offered, no assurance can be given that such qualification will occur. The Warrants may be deprived of any value and the market for the Warrants may be limited if a current prospectus covering the Common Stock issuable upon the exercise of the Warrants is not kept effective or if such Common Stock is not qualified or is exempt from qualification in the jurisdiction in which the holders of the Warrants reside. See "Description of Securities--Warrants."

    RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS. This Prospectus contains certain forward looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty, including without limitation, the ability of the Company to implement its strategy and identify new market and product opportunities, product development costs, and the dependence of the Company on certain manufacturers, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                  THE COMPANY

    The Company was organized in Maryland in 1917 as Rowan Controller, Inc. changing its name to Rowan Industries, Inc. and then to De Tomaso Industries, Inc. before changing its name in August 1996 to Trident Rowan Group, Inc. In 1993, the Company, through one of its Italian subsidiaries, disposed of its 51% equity interest in its then-largest operating company, Maserati S.p.A. which for years had been sustaining substantial losses. Since the sale of Maserati, the Company's largest operating subsidiary has been Moto Guzzi, which had also incurred years of losses. In 1995, the Company acquired substantially all of the operating assets of Finprogetti S.p.A., a small private Italian merchant bank, including T.I.M. The Company's principal executive office is located at Two Worlds Fair Drive, Franklin Township, Somerset, New Jersey 08873 and its telephone number is (908) 868-9000.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of Common Stock and Warrants offered hereby are estimated to be approximately $8,561,000 (approximately $9,845,000 if the Underwriters' over-allotment option is exercised in full), based on an assumed initial offering price of $8.00 per share of Common Stock and $.10 per Warrant, less underwriting discounts and commissions and offering expenses payable by the Company.

    The Company intends to use approximately $4 million of the net proceeds to provide funds for some of the planned growth of Moto Guzzi, whose projected significant expansion in production in the upcoming years requires significant capital expenditure and working capital, to repair, replace and/or rehabilitate aged production equipment. See "Business--Recent Transactions--Moto Guzzi Financing."

    Approximately $1 million will be used to finance increased working capital and the acquisition of plant and machinery at L.I.T.A. to support its growth.

    The balance of the net proceeds of this Offering is allocated for working capital and general corporate purposes including, among other things, payment of expenses incurred or to be incurred by the Company in connection with its operations and payment of general corporate expenses including salaries of officers. Pending the use of net proceeds as described above, the Company will transfer the proceeds to Italy and invest them in Italian government securities, short-term deposits or other investment grade, short-term interest-bearing investments.

    The Company will also consider entrepreneurial investment and acquisition opportunities arising out of its temporary management engagements and otherwise. Although the Company currently has no arrangements, understandings or agreements with respect to any such acquisitions or investments, the immediate availability of funds is likely to be a determining factor in negotiating advantageous terms for such possible transactions.

    The Company believes that the proceeds of the Offering together with available cash, cash equivalents and marketable securities, plus anticipated future revenues, will be adequate to satisfy the regular cash requirements of Moto Guzzi and L.I.T.A. for the next 12 to 18 months, but such funds will not be adequate to satisfy all of the reasonably foreseeable capital needs which such subsidiaries will have, including full rehabilitation and expansion of production capacity and increased sales. See "Risk Factors--Future Capital Needs." If, however, the Company's plans or assumptions change or prove to be inaccurate with respect to the proceeds of the Offering, and/or cash generated from future revenues, if any, prove to be insufficient to fund operations (due to unanticipated expenses, problems or otherwise), the Company may find it necessary and/or advisable to reallocate some of the proceeds within the above-described categories or to use portions thereof for other purposes and therefore management will have significant discretion how and when the proceeds will be applied.

                          MARKET PRICE OF COMMON STOCK

    Since September 24, 1994, the Common Stock has traded on the Nasdaq SmallCap Market under the symbol DTOM and since August 22, 1996 under the symbol TRGI. The following table sets forth the ranges of high and low sale prices for the Common Stock as reported by Nasdaq, which is the principal trading market for the Company's securities.

                                                                                                        SALE PRICES
                                                                                                     ------------------
                                                                                                      HIGH        LOW
                                                                                                     -------    -------
1995
    1st Quarter.....................................................................................   9 1/4      7 3/4
    2nd Quarter.....................................................................................   9 7/8      8 1/2
    3rd Quarter.....................................................................................  10          9 3/8
    4th Quarter.....................................................................................  10 3/8      9 5/8

1996
    1st Quarter.....................................................................................  11         10 3/8
    2nd Quarter.....................................................................................  10 3/4      9 3/4
    3rd Quarter.....................................................................................  10 7/8      9
    4th Quarter.....................................................................................  10 3/4      8

1997
    1st Quarter.....................................................................................   9 3/8      7 3/8
    2nd Quarter through April 22, 1997..............................................................   8 1/8      7 3/8

    As of April 22, 1997, there were 1,258 holders of record of the Company's Common Stock. See the cover page of this Prospectus for a recent closing price of the Common Stock on the Nasdaq SmallCap Market.

                                DIVIDEND POLICY

    The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock for the foreseeable future. Management intends to retain earnings, if any, for use in its business and to support development and expansion of the Company's business. The Inducement Agreement requires the approval of the Tamarix-designated directors as a condition of paying dividends.

                                 CAPITALIZATION

    The tables below show (i) the actual debt and capitalization of the Company as of December 31, 1996; and (ii) on an as adjusted basis to give effect to the issuance and sale by the Company of 1,250,000 shares of Common Stock and Warrants offered hereby at an assumed public offering price of $8.00 per share of Common Stock and $0.10 per Warrant, and after deduction of estimated underwriting commissions and offering expenses payable by the Company.

                                                                                                       THOUSANDS OF
                                                                                                        DOLLARS(1)
                                                                            MILLIONS OF LIRE       --------------------
                                                                       --------------------------                AS
                                                                          ACTUAL     AS ADJUSTED    ACTUAL    ADJUSTED
                                                                       ------------  ------------  ---------  ---------
Advances from banks..................................................  Lit.  29,783  Lit.  29,783  $  19,466  $  19,466
Current portion of long-term debt(2).................................         7,268         7,268      4,751      4,751
                                                                       ------------  ------------  ---------  ---------
                                                                       ------------  ------------  ---------  ---------

Long-term debt, net of current portion(2)............................        16,468        16,468     10,763     10,763
Minority interests...................................................        14,788        14,788      9,665      9,665
Preferred stock of subsidiary........................................         5,101         5,101      3,334      3,334
Common stock subject to repurchase(3)................................        13,968        13,968      9,129      9,129

Shareholders' equity:
  Common stock, $0.01 par value, 50,000,000 shares authorized,
    3,902,540(3) shares issued and outstanding; 5,152,540 as
    adjusted.........................................................            69            88         45         58
  Additional paid in capital.........................................        77,145        90,225     50,422     58,971
  Treasury stock.....................................................       (27,411)      (27,411)   (17,916)   (17,916)
  Other..............................................................         1,954         1,954      1,277      1,277
  Accumulated deficit................................................       (30,927)      (30,927)   (20,213)   (20,213)
                                                                       ------------  ------------  ---------  ---------
  Total shareholders' equity.........................................        20,830        33,929     13,615     22,176
                                                                       ------------  ------------  ---------  ---------
                                                                       ------------  ------------  ---------  ---------

  Total capitalization...............................................  Lit.  71,155  Lit.  84,254  $  46,506  $  55,067
                                                                       ------------  ------------  ---------  ---------
                                                                       ------------  ------------  ---------  ---------

------------------------

(1) Translated solely for the convenience of the reader from lire into Dollars at the approximate exchange rate at December 31, 1996 of Lit. 1,530 to $1.00.

(2) Long-term debt of Lit. 9,712 million ($6,348,000), inclusive of current portion, has been eliminated on sale of property in April 1997. See "Business--Commercial Real Estate Development."

(3) Shares issued includes 849,640 shares subject to repurchase, classified outside shareholders' equity as "Common stock subject to repurchase" and subject to repurchase on the following dates:

                                                           SHARES
                                                          ---------
June 30, 1997...........................................     22,380  Lit.m       450  $    294,000
December 31, 1997.......................................     22,380  Lit.m       450  $    294,000
June 30, 1998...........................................     28,350  Lit.m       570  $    372,000
June 30, 1998...........................................    776,530  Lit.m    13,390  $  8,751,000

                                 EXCHANGE RATES

    Since all of the production and much of the sales of the Company occur in Italy, the Company's primary financial statements are reported in Italian Lire, the functional currency of the Company as defined by generally accepted accounting principles. U.S. Dollar translations are provided solely for the reader's convenience and have been made at the approximate rate of Lit. 1,530 to the U.S. $1.00 as of December 31, 1996 unless otherwise indicated.

    Prior to September 1992, the Bank of Italy maintained the value of the Lira within the narrow band contemplated by the Exchange Rate Mechanism ("ERM") of the European Monetary System ("EMS"). On September 17, 1992, in response to strong downward pressure on the exchange rate of the Lira against other EMS currencies that continued despite intervention by the Bank of Italy and the central banks of the other nations participating in EMS, the Italian Government, in consultation with the Bank of Italy, suspended the Lira from ERM. Following this suspension, the value of the Lira immediately declined by approximately 20% against the main EMS currencies with similar consequent depreciation against the U.S. Dollar. The Lira was readmitted into ERM on November 25, 1996.

    The following table sets forth, for the period indicated, the high, low, average and end of period exchange rates expressed in Lire per $1.00 (rounded to the nearest Lira):

CALENDAR YEAR                                               HIGH        LOW       AVERAGE     END OF PERIOD
--------------------------------------------------------  ---------  ---------  -----------  ---------------
1997 through March 31...................................    1,710      1,520       1,639          1,677
1996....................................................      1,606      1,499       1,542          1,530
1995....................................................      1,767      1,565       1,626          1,588
1994....................................................      1,689      1,539       1,612          1,622
1993....................................................      1,713      1,478       1,574          1,713
1992....................................................      1,475      1,066       1,243          1,478
1991....................................................      1,364      1,089       1,241          1,147

    Fluctuations in the exchange rates between the Lira and the Dollar will affect the Dollar equivalents of the Company's reported revenues and earnings. The Company does not currently engage in hedging activities to reduce its exposure to exchange rate fluctuations.

    In addition, fluctuations in the exchange rates of other foreign countries relative to the Lira may affect the Company's results of operations as a consequence of the competitiveness of the Company relative to its competitors and due to effects on the cost of imported raw materials. See "Risk Factors--Exposure of Results to Changes in Exchange Rates," "Risk
Factors--Effect of Changes in Exchange Rates on Obligations Denominated in U.S. Dollars."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such financial statements, including the notes thereto, included elsewhere in this Prospectus. Selected consolidated financial data for the years ended December 31, 1996, 1995 and 1994 have been derived from the Company's audited financial statements for those years, which are included elsewhere in this Prospectus. Selected consolidated financial data for the years ended December 1, 1993 and 1992 have been derived from the Company's audited financial statements for those years, which are not included in this Prospectus.

                                                                YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                  1996(1)         1996           1995           1994           1993           1992
                                ------------  -------------  -------------  -------------  -------------  -------------
                                   US$000                             (MILLIONS OF ITALIAN LIRE
                                (EXCEPT PER-                          EXCEPT PER-SHARE AMOUNTS)
                                SHARE DATA)
Net sales.....................   $   63,272   Lit.   96,806  Lit.   72,253  Lit.   51,994  Lit.   41,919  Lit.   45,346
Loss from continuing
  operations before
  extraordinary items.........       (9,806)        (15,001)        (6,980)        (3,277)        (6,736)        (3,967)
Net (loss)/income.............       (9,806)        (15,001)        (6,980)        (3,277)       153,497(2)       (75,984)
Loss per share from continuing
  operations before
  extraordinary items.........        (2.14)         (3,268)        (2,065)        (1,593)        (2,203)        (1,928)
Net (loss)/income per share...        (2.14)         (3,268)        (2,065)        (1,593)        50,204(2)       (36,931)
Total assets..................      102,297         156,512        182,830        118,661        127,556        223,295
Long-term debt................   $   10,763   Lit.   16,468  Lit.   18,098  Lit.    5,004  Lit.    5,738  Lit.   71,949(3)
Cash dividends paid per common
  share.......................       --            --             --             --             --             --

------------------------

(1) The above information for the year ended December 31, 1996, expressed in Italian Lire, has been translated into U.S. Dollar equivalents in thousands of dollars (except per-share amounts), at the rate of exchange prevailing at December 31, 1996.

(2) Includes a gain of Lit. 160,233 million (Lit. 52,407 per share) resulting from the sale of the Company's 51% interest in Maserati S.p.A. to Fiat.

(3) Long-term debt in 1992 includes advances from affiliates of Lit. 61,000 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION AND ANALYSIS BELOW SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH ARE INTENDED TO BE COVERED BY THE SAFE HARBORS CREATED THEREBY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD BE INACCURATE, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT THE FORWARD LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS WILL PROVE TO BE ACCURATE. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THE RESULTS SPECIFICALLY DISCUSSED IN THE FORWARD LOOKING STATEMENTS INCLUDING, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN, THE INCLUSION OF INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES AND PLANS OF THE COMPANY WILL BE ACHIEVED.

GENERAL

    The Company's revenues are dominated by the results of Moto Guzzi, its principal operating subsidiary, which represent 80% of 1996 consolidated net sales. Operating results in 1996 are significantly affected by the results of Moto Guzzi and also by reserves and expenses deriving from the real estate portfolio acquired from Finprogetti in 1995. A significant step forward in the disposition of the real estate portfolio was achieved upon sale of the largest property in April 1997. The major part of the Company's internal restructuring and reorganization was also completed in 1996, including the completion of its stock repurchase offer in October 1996.

    Recognizing the strategic importance of the U.S. market to Moto Guzzi's growth, the Company acquired, effective January 1, 1996, Moto America, Inc., the exclusive U.S. importer and distributor of Moto Guzzi products. After elimination of intercompany sales and purchases, the results of Moto America were not material to the consolidated results of operations in 1996.

    Both Moto Guzzi and L.I.T.A., the Company's steel tubing subsidiary, are cyclical businesses, subject to fluctuating raw material prices, and operate in heavily unionized industries, subjecting them to risk of strikes and other work stoppages. Each business operates from its respective single factory in Italy.

    In general, neither business sells its products under long-term contracts or other arrangements, and by scheduling production in anticipation of fulfilling open orders, each business may be left with substantial inventory if such orders are cancelled. Moto Guzzi's business is seasonal, with retail sales highest in warm weather months. This effect is offset by demand from government agencies, which is highest in the fourth quarter.

    Most Italian companies are closed in August and for approximately 10 days for the Christmas holiday, which affects both production and sales at those times. Moto Guzzi's business is capital intensive, particularly so at the present time as the business is in the midst of a significant refurbishing and expansion of its production facility. Both Moto Guzzi and L.I.T.A. are subject to currency fluctuations, as both export their products.

    The 1995 acquisition of T.I.M., as part of the acquisition of the principal operating subsidiaries of Finprogetti, enables the Company to apply T.I.M.'s management skills to "turn around" troubled companies, enhancing their value. The significant progress achieved at Moto Guzzi under the management of T.I.M., at which an operating profit of Lit. 478 million ($312,000) was realized in 1996 after 10 years of losses, reflects the importance of the acquisition of T.I.M. and its turnaround capabilities. See "Business-- Recent Transactions--Finprogetti Acquisition."

    In January 1997, the Company completed a $6,000,000 (Lit. 9,180 million) private placement of securities of its Moto Guzzi Corp. subsidiary to partially fund rehabilitation and expansion of motorcycle production capacity in Italy.

    T.I.M. RELATED INVESTMENTS. The acquisition of L.I.T.A. in 1995 at a price substantially below its book value illustrates how a T.I.M. management engagement for a client can create or lead to an investment opportunity. L.I.T.A. has made a material contribution to operations in 1996. See "Business--L.I.T.A.-- Background."

    MANAGEMENT INPUT. T.I.M. management engagements frequently involve "turn around" plans which, in turn, involve financial restructurings, often with the need for new capital as well as the need for creditors to forgive debt or to convert debt into equity. Each such engagement affords the Company the potential for an investment opportunity. The most prominent distinguishing factor between the Company and other financial investors is that the Company, in investing its capital, relies on its own management skills rather than those of others.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

                                                                   1996                          1995
                                                       ----------------------------  ----------------------------

                                                                 LIRE M.                       LIRE M.
Net sales............................................    Lit. 96,806       100.0%      Lit. 72,253       100.0%
Cost of sales........................................        (84,165)      (86.9%)         (62,808)      (86.9%)
                                                       --------------                --------------
                                                              12,641        13.1%            9,445        13.1%
Selling, general and administrative expenses.........        (21,430)      (22.1%)         (16,230)      (22.5%)
Research and development.............................         (1,177)       (1.2%)            (602)       (0.8%)
Rental income........................................          1,483         1.5%              770         1.1%
                                                       --------------                --------------
Operating loss.......................................         (8,483)       (8.8%)          (6,617)       (9.2%)
Impairment losses for real estate properties.........         (4,180)       (4.3%)         --             --
Other income, net....................................          1,452         1.5%              513         0.7%
Interest expense.....................................         (6,563)       (6.8%)          (4,448)       (6.2%)
Interest income......................................          3,747         3.9%            4,442         6.2%
                                                       --------------                --------------
Loss before income taxes and minority interests......        (14,027)      (14.5%)          (6,110)       (8.5%)
Income taxes.........................................           (595)       (0.6%)            (420)       (0.6%)
Minority interests...................................           (379)       (0.4%)            (450)       (0.6%)
                                                       --------------                --------------
Net loss.............................................  Lit.  (15,001)      (15.5%)    Lit.  (6,980)       (9.7%)
                                                       --------------                --------------
                                                       --------------                --------------

    NET SALES

                                                                        1996          1995
                                                                    ------------  ------------
                                                                      LIRE M.       LIRE M.
Motorcycles.......................................................  Lit.  77,620  Lit.  64,671
Steel tubing......................................................        17,313         5,836
Corporate and other...............................................         3,517         2,458
Intersegment eliminations.........................................        (1,644)         (712)
                                                                    ------------  ------------
                                                                    Lit.  96,806  Lit.  72,253
                                                                    ------------  ------------
                                                                    ------------  ------------

    OVERALL. Net sales increased 34% in 1996 compared to 1995, principally as a result of a 20% increase in sales of Moto Guzzi motorcycles and spare parts and a 197% increase in sales of steel tubing from the inclusion of L.I.T.A. for a full year, compared to 5 months in 1995.

        MOTO GUZZI. Net sales of motorcycles and spare parts to unaffiliated third parties increased in 1996 over 1995 by 23.2 % and 1.4% respectively. Growth in motorcycle sales derives from increased volumes. Units sold by Moto Guzzi increased from 5,198 in 1995 (excluding sales of Benelli inventory in 1995) to 6,050 in 1996. Sales of the largest units, those with engine displacement greater than 750cc, increased only by 6% in 1996 over 1995. Sales of these units were held back in 1996 by delays in introducing the new Centauro model. Sales of 750cc units, principally the Nevada 750 model, increased by 68% and sales of units under 750cc were unchanged from 1995. The growth in spare part sales is attributable to the contribution of Moto America Inc. Sales of spare parts by the Company's Italian spare parts distribution subsidiary were limited by a relocation of its warehouse during the year.

        L.I.T.A. Net sales for 1996 increased 19.0% over 1995. This growth reflects volume increases of 23.3% to 12,056 tons and decreases in selling prices due to falling steel prices, principally in the first and second quarters. Volume growth has been achieved by increasing export sales which amounted to 8.7% in 1996 compared to 1.2% in 1995 and growth in domestic (Italian) markets.

    COST OF SALES AND MARGINS. Overall, margins remained constant at 13.1%. Margins at Moto Guzzi increased from 13.1% to 15.3% largely due to the absence of exceptional costs from writedowns of tooling and inventories following the strategic decision to wind down production of smaller "Moto Guzzi" and "Benelli" models which had a negative impact on 1995 margins. Margins at L.I.T.A. fell from 22% in the 5 months ended December 31, 1995 to 7% for 1996, principally as a result of losses on inventory holdings caused by a sharp decrease in raw material costs during the first half of 1996.

        MOTO GUZZI. Margins in 1996 benefitted from higher volumes, which had the effect of lowering per-unit fixed costs, but were negatively impacted by higher costs from the outsourcing of components. Sales price increases implemented in March 1996 averaged 5%. The Company had hoped that the gains from volume increases in 1996 would exceed the extra cost of outsourcing, but this was not realized in 1996 due to production shortages of approximately 400 units in the third and fourth quarters, as described below. See "Risk Factors--Dependence on Limited Number of Third Party Suppliers and Manufacturers for Key Components."

                                                                            UNIT PRODUCTION
                                                                   ---------------------------------
                                                                     1996       CHANGE       1995
                                                                   ---------  -----------  ---------
First Quarter....................................................      1,520        87.2%        812
Second Quarter...................................................      1,760        21.0%      1,455
Third Quarter....................................................      1,103       (11.1%)     1,241
Fourth Quarter...................................................      1,644        (3.6%)     1,706
                                                                   ---------               ---------
                                                                       6,027        15.6%      5,214
                                                                   ---------               ---------
                                                                   ---------               ---------

    The growth in production in the first quarter was primarily due to a relatively large improvement in on-going operations in January 1996, whereas in 1995 and prior years production had been curtailed to allow for inventory taking and production planning. Production delays occurred in August 1996 due to late delivery of parts by suppliers. In September, Moto Guzzi commenced production of its new Centauro model which temporarily reduced the overall production rate. In November 1996, Moto Guzzi unit output was again limited due to delays at suppliers and strikes connected with the renewal of national labor contracts. In consequence, Moto Guzzi fell short of its production targets by approximately 400 units.

    Cost of sales at Moto Guzzi increased due to an inflationary increase in raw material prices and wages and increased costs for purchases of components which had previously been manufactured in-house.

Aluminum prices, which had been a significant factor in raw material cost increases in 1995, were stable in 1996, with a decrease in the second half of the year, which helped to offset price rises of other components. Total production labor costs increased by 8.0% in 1996 compared to 1995, as a consequence of an increase in the number of employees and effects of pay increases, offset by reduced overtime hours of 7.7% compared to 9.6% in 1995.

        L.I.T.A. Costs of sales and margins were significantly affected by a fall in steel prices averaging 22% in the first half of 1996. L.I.T.A. purchased steel at market prices at the time but when finished goods were sold, their selling price reflected the falling steel price and a loss on inventories resulted. The negative effect of these losses on margins for 1996 is estimated at Lit. 600 million ($392,000). Raw material prices stabilized in the second half of 1996 and margins recovered in the fourth quarter.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The increase in selling, general and administrative expenses results principally from the inclusion of the costs of the Company's enlarged structure following the Finprogetti acquisition for a full year against six months in 1995, increases at Moto Guzzi for higher business levels and expenses to improve logistics and management informations systems and the acquisition of Moto America, Inc. In 1996, the Company also sustained substantial non-recurring legal, accounting and tax advisory fees in connection with its share repurchase program, internal restructuring and reorganization and in connection with the agreement, subsequently terminated by mutual agreement, to acquire the Carey Winston Company ("Carey Winston"), a U.S. real estate services company.

    RESEARCH AND DEVELOPMENT. Amounts of research and product development relating to Moto Guzzi, have increased in respect of planned new models and continuing development of existing models.

    RENTAL INCOME. The increase reflects the inclusion of the operations acquired from Finprogetti for a full year against inclusion for six months in 1995, plus a small increase in rentals for inflationary adjustments.

    OPERATING LOSS

                                                                       1996          1995
                                                                   ------------  ------------
                                                                     LIRE M.       LIRE M.
Motorcycles......................................................     Lit.  478    Lit.   (45)
Steel tubing.....................................................          (385)          235
Real estate......................................................           826           (92)
Corporate and other..............................................        (9,402)       (6,809)
Intersegment eliminations........................................             -            94
                                                                   ------------  ------------
                                                                    Lit. (8,483)  Lit. (6,617)
                                                                   ------------  ------------
                                                                   ------------  ------------

    Operating loss increased by Lit. 1,866 million ($1,220,000) or 28.2% in 1996 compared to 1995, principally as a result of higher corporate overheads arising from the Company's enlarged structure following the acquisition of Finprogetti in July 1995 and losses at L.I.T.A. due to falling steel prices in the first half of 1996. These changes more than offset the improved operating results from Moto Guzzi and from real estate operations.

    IMPAIRMENT LOSSES ON REAL ESTATE. The Company recorded a reserve of Lit. 2,500 million ($1,634,000) in the third quarter of 1996 following the expiration of an option held by third parties to acquire the Company's interest in undeveloped land in Sardinia, Italy. The market value of this property decreased in 1996 due to changes in rules and practices by the local and regional government relating to construction permits and environmental authorizations which increased development risks. Also in the third quarter, the Company recorded reserves of Lit. 450 million ($294,000) for maintenance in respect of its Cologne, Italy property. Further reserves of Lit. 1,230 million ($804,000) were recorded in the fourth quarter of 1996 to reflect the terms of the agreement to sell the Cologne property made in March 1997 which was consummated in April.

    OTHER INCOME, NET. Other income in 1996 primarily consists of gains of sales of assets for Lit. 1,211 million ($792,000) (Lit. 321 million in 1995), a government grant of Lit. 450 million ($294,000) received by Moto Guzzi in respect of research and development in prior years and Lit. 527 million ($344,000) (1995-- Lit. 547 million) of miscellaneous items offset by currency losses of Lit. 848 million ($554,000) (1995--Lit. 443 million). Gains on disposals of assets primarily related to disposals of two surplus properties, one in Rome, Italy and one in Baltimore, Maryland. Other income, net, also includes, in both 1996 and 1995, finance income and expense relating to factoring operations acquired as part of the Finprogetti acquisition which are being wound down, with no significant net income in either year from such operations.

    INTEREST EXPENSE AND INTEREST INCOME. Higher interest expense in 1996 primarily resulted from the inclusion of real estate loans acquired as part of the Finprogetti transaction for a full 12 months compared to six months in 1995 and in respect of increased interest expense on advances from banks which have financed the growth of Moto Guzzi and L.I.T.A. Interest rates were slightly lower in 1996 compared to 1995. Interest income decreased in 1996 compared to 1995, principally as a result of reduced cash balances reflecting cash used in operations and cash used at the beginning of November 1996 to consummate the Company's share repurchase program.

    INCOME TAXES. Because Italian companies are taxed in Italy on their individual results and are not able to file consolidated returns, one of the Company's Italian subsidiaries had income tax expense in 1996 and 1995 on interest income and gains on disposals of assets, despite consolidated operating losses from operations in both years.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

                                                                       1995                      1994
                                                                                     --------------------------
                                                                                     --------------------------

                                                                  LIRE M.                   LIRE M.
Net sales...............................................    Lit. 72,253      100.0%   Lit. 51,994      100.0%
Cost of sales...........................................        (63,410)     (87.8)       (46,256)     (89.0)
                                                          -------------             -------------
                                                                  8,843       12.2          5,738       11.0
Selling, general and administrative expenses............        (16,230)     (22.5)       (10,818)     (20.8)
Rental income...........................................            770        1.1       --           --
                                                          -------------             -------------
Operating loss..........................................         (6,617)      (9.2)        (5,080)      (9.8)
Other income/(expense), net.............................            513        0.7            990        1.9
Interest expense........................................         (4,448)      (6.2)        (3,874)      (7.5)
Interest income.........................................          4,442        6.2          5,536       10.6
                                                          -------------             -------------
Loss before income taxes and minority interests.........         (6,110)      (8.5)        (2,428)      (4.7)
Income taxes............................................           (420)      (0.6)           (39)      (0.1)
                                                          -------------             -------------
Loss before minority interests..........................         (6,530)      (9.0)        (2,467)      (4.7)
Minority interests......................................           (450)      (0.6)          (810)      (1.6)
                                                          -------------             -------------
Loss....................................................    Lit. (6,980)      (9.7%)   Lit. (3,277)      (6.3%)
                                                          -------------             -------------
                                                          -------------             -------------

    NET SALES

                                                                  1995          1994
                                                              ------------  ------------
                                                                LIRE M.       LIRE M.
Motorcycles.................................................   Lit. 64,671   Lit. 48,849
Steel tubing................................................         5,836            --
Hotel operations............................................            --         1,073
Corporate and other.........................................         2,458         2,305
Intersegment eliminations...................................          (712)         (233)
                                                              ------------  ------------
                                                               Lit. 72,253   Lit. 51,994

    OVERALL. Net sales increased 40% in 1995 compared to 1994 principally as a result of a 30.4% increase in net sales of Moto Guzzi motorcycles and spare parts and the inclusion of the operations of L.I.T.A. for the last five months of 1995. The Company also reported net sales in 1995 of Lit. 2,458 million ($1,607,000) relating to the operations of T.I.M. and other businesses acquired in July 1995 as a result of the Finprogetti Acquisition, and to residual sales of Maserati spare parts. Net sales in 1994 included Lit. 2,305 million ($1,507,000) relating to residual sales of Maserati inventory and spare parts. Net sales in 1994 also included revenues of Lit. 1,073 ($701,000) million from operations of the Hotel Roma, which the Company disposed of in 1995.

        MOTO GUZZI. Net sales of motorcycles and spare parts to unaffiliated customers (net of sales by Moto Guzzi to its spare parts distribution subsidiary) increased in 1995 over 1994 by 35.6%, to Lit. 55,218 million ($36,090,000), and 16.2%, to Lit. 9,453 million ($6,178,000), respectively. Unit sales of motorcycles (excluding old Benelli inventory) increased to 5,198 in 1995, compared to 4,278 in 1994. Sales of motorcycles of the Company's largest, most profitable units, those with engine displacement greater than 750cc, increased in the period from 3,044 to 3,766. Sales to the public administration sector (military and police) declined to 16.2% of total sales in 1995, from 17.7% in 1994. While sales to Italian and foreign government bodies are significant as a whole to Moto Guzzi, sales to no single government agency were significant in 1995.

        L.I.T.A. The Company acquired the steel tube manufacturing subsidiary on July 26, 1995. Accordingly, 1994 does not include any operations from L.I.T.A., and 1995 includes its operations for only the last five months of the year. In that period, L.I.T.A.'s net sales aggregated Lit. 5,836 million ($3,814,000), while total net sales of L.I.T.A. in 1995, including the period prior to its acquisition by the Company, aggregated Lit. 14,541 million ($9,504,000). More than 99% of such 1995 sales were made in Italy, and 65% thereof were in the automotive sector. Approximately 14% of its net sales were to the aluminum furniture market and the balance to the bicycle frame and household appliances markets.

    COST OF SALES AND MARGINS. Margins improved to 12.2% of net sales in 1995, compared to 11% of net sales in 1994, principally as a result of improved operations at Moto Guzzi and the inclusion of operations of L.I.T.A. in 1995. Margins in 1994 benefitted by the reversal of reserves against inventories of spare parts for Maserati automobiles. Largely as a result of increased unit sales, thereby lowering per unit fixed costs, and generally higher selling price increases compared to production cost increases, Moto Guzzi's margins increased to 12.1% of net sales in 1995 from 8.3% in 1994, including the effects of non-recurring write-downs aggregating approximately Lit. 1,800 million ($1,176,000) of inventories and tooling resulting from the strategic decision to concentrate on larger motorcycles and largely abandon the smaller "Moto Guzzi" and "Benelli" models, and of approximately Lit. 664 million ($434,000) of increased research and development expenses over 1994's levels.

    Cost of sales at Moto Guzzi in 1995 increased due to a combination of 4.8% inflation in raw materials prices, due primarily to a 30% increase in aluminum prices in 1995, increased labor costs resulting from a greater number of workers (357 in 1995 compared to 322 in 1994), an average 3.4% pay increase over 1994, including wages and bonuses, and higher overtime levels (aggregating 9.6% of all production hours in 1995 compared to 5.9% in 1994), although on a per-unit basis, labor costs declined almost 18% in 1996 compared to 1995 and increased use of outsourcing, which contributed 1.2% to unit motorcycle costs.

    Both raw material costs and export selling prices are affected by exchange rates. Approximately 67% by units and 65.3% by sales of the business of Moto Guzzi in 1995 were represented by exports. Other than sales to the United States, which are denominated in U.S. Dollars and which were not significant to overall 1995 sales, all export sales are denominated in Lire. Exchange rates were relatively stable in 1995 against other major currencies. To the extent permitted by competitive pressures, Moto Guzzi seeks to pass its increased costs from changing prices on to its customers by increasing selling prices. In 1995, Moto Guzzi continued to benefit from the devaluation of the Lira in 1993 following its exit from the European Exchange Mechanism, and was able to pass on cost increases in its 1995 selling prices. See "Exchange Rates."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses reflect an increase of approximately Lit. 2,200 million ($1,438,000) resulting from the acquisitions of Finprogetti and L.I.T.A. Direct transaction costs of Lit. 1,224 million ($800,000) were capitalized as part of the purchase costs but, more generally, costs of reorganizing the Company's operating structure have added to expense in 1995, compared to 1994, while the anticipated benefits are expected to accrue to future periods. The Company's new operational structure, which was put in place in the second half of 1995, has a higher cost than in prior periods. The Company will seek to (i) reduce these costs in future years by bringing certain accounting and legal functions in-house, (ii) increase retainer and success fees from services to third parties, and (iii) realize operating profits and investment gains from Portfolio Companies. Selling, general and administrative expenses in 1994 for corporate operations included expenses relating to evaluating the Company and Moto Guzzi following the sale of Maserati, redefining the Company's strategic mission, write-offs of expired Italian tax refund rights, and accruals for costs to remove satisfied mortgages of record against property in Italy. Expenses for 1995 were also increased due to the inclusion of Lit. 862 million ($563,000) relating to the operation of the real estate assets acquired from Finprogetti. Administrative costs at Moto Guzzi increased in 1995 as a result of an investment in personnel to manage new computer systems, and the installation of a management group to control outsourcing, an exceptional bad debt expense of Lit. 425 million ($278,000) and exchange losses of Lit. 338 million ($221,000).

    OPERATING LOSS

                                                                        1995          1994
                                                                    ------------  ------------
                                                                      LIRE M.       LIRE M.
Motorcycles.......................................................  Lit.     (45) Lit.    (632)
Steel tubing......................................................           235            --
Real estate.......................................................           (92)           --
Hotel operations..................................................            --          (164)
Corporate and other...............................................        (6,809)       (5,034)
Intersegment eliminations.........................................            94           750
                                                                    ------------  ------------
                                                                    Lit.  (6,617) Lit.  (5,080)

    Operating loss increased by Lit. 1,537 million ($1,005,000), or 30.3%, in 1995 compared to 1994, but declined to 9.2% of net sales in 1995, compared to 9.8% of net sales in 1994. The change is a result of improved operating results at Moto Guzzi, which sustained an operating loss of Lit. 45 million ($29,000) in 1995 compared to Lit. 632 million ($413,000) in 1994, and a Lit. 235 million ($154,000) operating profit at L.I.T.A. net of Lit. 184 million ($120,000) in fees paid to T.I.M. for managing the business. The single largest component of the Company's operating loss, however, in 1995 as in 1994, related to the Company's corporate operations, particularly costs associated with the restructuring of its business plan and strategic focus. In 1994, these costs were offset by high margins due to the reversal of Maserati inventory reserves.

    OTHER INCOME/(EXPENSE). Results for 1995 include exchange losses of approximately Lit. 900 million ($588,000) arising from a domestic currency swap related to the planned stock repurchase program which commenced in September 1996 and from short-term intercompany advances from subsidiaries, and Lit. 890 million ($582,000) in expense and Lit. 978 million ($639,000) in income relating to the residual operations of Finproservice, S.p.A., one of the businesses acquired from Finprogetti which was later wound down by the Company. Results for 1994 include a gain of Lit. 2,841 million ($1,857,000) from the sale of certain fixed assets, including an electric power generating plant, and currency exchange losses of Lit. 1,022 million ($668,000), consisting of a loss of Lit. 425 million ($278,000) from a loan denominated in Swiss francs (paid in 1995), and the balance derived principally from the collection and payment by Moto Guzzi and other Italian subsidiaries of foreign accounts receivable and payable. The Company also realized a loss in 1994 of Lit. 829 million ($542,000) from a variety of sources, no one of which was material.

    RENTAL INCOME. As a consequence of the July 1995 Finprogetti Acquisition, the Company realized rental income of Lit. 690 million ($451,000) in the remaining six months of 1995 from one commercial property, located in Cologne, Italy, approximately 80% of which is leased to a multinational company at an annual rental of Lit. 1,280 million ($837,000), and Lit. 80 million ($52,000) from a parking concession in Genoa, Italy. Rentals for Cologne are tied to the cost of living index and the rental agreement expires in July 1998. The Company does not plan to remain engaged in the operation of the former Finprogetti real estate assets on a long-term basis.

    INTEREST EXPENSE. Interest expense increased by Lit. 584 million ($382,000), or 15%, compared to 1994, although as a percentage of net sales, interest expense declined by 17.3%, to 6.2% of net sales in 1995 from 7.5% of net sales in 1994. The increase in interest expense is due to the assumption of loans relating to the real property acquired in the 1995 Finprogetti acquisition, and to external interest expense at Moto Guzzi, which rose due to a build-up of inventory levels in 1995 compared to 1994.

    INTEREST INCOME. Interest income declined in 1995 by Lit. 1,084 million ($708,000), or 19.5%, compared to 1994. As a percentage of net sales, interest income declined 41.5%, to 6.2% of 1995 net sales, from 10.6% of 1994 net sales. Interest income for 1994 included Lit. 2,976 million ($1,945,000) of imputed interest on the final installment of Lit. 27,000 million due from Fiat Auto S.p.A. in connection with the 1993 sale of Maserati, which was received on January 1, 1995. Following receipt, a portion of the Maserati proceeds were used to finance losses in subsidiary operations.

    INCOME TAXES. Because Italian companies are taxed in Italy on their individual results and are not permitted to file consolidated returns, the Company's Italian subsidiaries had income tax liabilities of Lit. 420 million ($275,000) despite operating losses from continuing operations of Lit. 6,110 million ($3,993,000).

LIQUIDITY AND CAPITAL RESOURCES

    WORKING CAPITAL

        MOTO GUZZI. Inventories increased by Lit. 4,715 million ($3,082,000) at December 31, 1996 compared to December 31, 1995 as a result of increased activities and the acquisition of Moto America Inc. During 1996, inventory levels rose to Lit. 37,722 million ($24,655,000) at the end of the third quarter, as a result of production interruptions and delays in receipt of outsourced components as well as the request of certain public administration customers to defer delivery of completed motorcycles. The Company, after additional delays in receipt of components, recovered some lost production in December 1996 and was able to reduce inventory in the fourth quarter. Trade receivables of Moto Guzzi increased by approximately Lit. 2,690 million ($1,758,000), or 10.8%, to Lit. 24,828 million ($16,227,000) at December 31,
1996, primarily due to increased sales levels. Trade and other payables increased by Lit. 2,104 million ($1,375,000) to Lit. 26,078 million ($17,044)
due to increased purchases for higher business volumes, increased outsourcing and scheduled reductions in payment terms as Moto Guzzi seeks to collaborate and build relations with its key suppliers. The net increase in working capital accounts (inventories, trade and other receivables less trade and other payables) was financed by increases in short-term bank borrowings.

        L.I.T.A. Inventories decreased from Lit. 4,683 million at December 31, 1995 to Lit. 2,097 million ($1,371,000) at December 31, 1996 as a result of raw material price decreases and controls imposed by management. Trade receivables and trade payables increased in line with higher business levels. Overall, working capital balances were reduced as a consequence of the inventory reductions. Working capital is financed by advances from banks which remained at a comparable level as the end of 1995.

    OTHER BALANCES. Finance receivables relating to the residual activities of a factoring company acquired as part of the Finprogetti acquisition decreased from Lit. 7,597 million to Lit. 3,573 million ($2,336,000), reflecting the winding down of these activities. Advances from banks to finance these activities decreased in line with the reduction in receivables. Other receivables at December 31, 1996 include an advance of $1,000,000 (Lit. 1,530 million) to Carey Winston in accordance with the agreement to purchase Carey Winston, which agreement was subsequently terminated. The advance is to be repaid in four installments by April 1, 1998. At December 31, 1995, other receivables included Lit. 920 million related to sales of residual assets of the Company's U.S. Maserati distributorship, which was closed in 1995. The balance of other receivables is primarily represented by valued added tax balances carried forward and to be offset in 1997 by value added taxes payable.

    INVESTING ACTIVITIES

    Purchases of plant and equipment amounted to Lit. 6,895 million ($4,506,000), principally for refurbishments at the Moto Guzzi facility. These expenditures were financed from short-term bank borrowings in anticipation of the receipt of capital from the Moto Guzzi Financing. See "Business-- Recent Transactions." A further Lit. 1,573 million ($1,028,000) of capital expenditures at Moto Guzzi were financed by leases.

    Surplus properties relating to the closed Maserati U.S. distributor and a building in Rome were disposed of in 1996. The proceeds of $1,175,000 (Lit. 1,798 million) and Lit. 1,600 million ($1,046,000), respectively, are the principal elements of the Lit. 4,183 million ($2,734,000) generated by asset disposals. The Company received reimbursements of Italian tax receivables aggregating Lit. 6,245 million ($4,082,000) in 1996, primarily from repayment of valued added tax of Lit. 5,259 million ($3,437,000) in the first quarter of 1996.

    In connection with the Moto America, Inc. acquisition, which was effected January 1, 1996, the Company acquired Lit. 577 million ($377,000) of cash and issued the Company's stock with an agreed value of $300,000 (Lit. 471 million at the then prevailing exchange rate).

    In June 1996, the Company disposed of its 66.7% interest in Immobiliare Broseta S.r.l to its 25% affiliate Domer S.r.l., in a non-cash transaction, receiving loan notes with a fair value aggregating Lit. 4,708 million ($3,077,000) and eliminating Lit. 12,200 million ($7,974,000) of real estate, Lit. 5,049 million ($3,300,000) of real estate loans and Lit. 2,354 million ($1,539,000) of minority interests from the balance sheet. Lit. 1,800 million ($1,176,000) of the loan notes received by the Company in the Immobiliare Broseta transaction represent the Company's proportional share, along with the other shareholders, of financing for several real estate development projects being conducted by Domer S.r.l. The note has an annual expiry at December 31 and is renewable. The note will be repaid when Domer S.r.l. reduces its external debt on completion of a commercial development project now in course. At December 31, 1996, the note was renewed and it has been classified in the balance sheet as long term. The other loan note is payable based on a percentage of sales of apartments of the Immobiliare Broseta S.r.l. property or by June 30, 1998 and has also been classified as long-term.

    FINANCING ACTIVITIES

    ADVANCES FROM BANKS--WORKING CAPITAL FINANCING ARRANGEMENTS. The net increase in advances from banks represents increases at L.I.T.A. and Moto Guzzi to finance working capital and temporarily finance capital expenditures in anticipation of the Moto Guzzi Financing. See "Business--Recent Transactions". Advances from banks for finance activities decreased in line with the reduction in these balances. Moto Guzzi and L.I.T.A. have lines of credit largely secured by trade receivables amounting to approximately Lit. 39,000 million ($25,490,000) and Lit. 5,650 million ($3,693,000), respectively. Significant production shortfalls, such as occurred at Moto Guzzi in the third and fourth quarters of 1996, have the effect of reducing the Company's ability to draw down on the financing facilities. In 1996, the Company opened unsecured credit lines of Lit. 1,000 million ($654,000), backed by letters acknowledging the Company's ownership of Moto Guzzi to cover temporary cash difficulties. The lines of credit are mainly informal subject to frequent variation. The Company uses a number of banks with aggregate facilities in excess of actual requirements so as to obtain the best interest rates.

    MOTO GUZZI FINANCING. Net proceeds through December 31, 1996 from the private sale of convertible preferred stock and warrants of the Company's Moto Guzzi Corp. subsidiary amounted to $3,352,000 (Lit. 5,101 million). A further $1,886,000 (Lit. 2,979 million) was received in January 1997.

    LONG-TERM DEBT. Principal repayments of long-term debt in 1996 are represented by Lit. 4,834 million ($3,159,000) of real estate loans and the balance principally relating to repayments of loans of Moto Guzzi. Principal repayments of real estate loans were financed by decreases in investments and the amounts received for reimbursement of tax receivables. Loan principal repayments by Moto Guzzi were financed primarily by short-term borrowings. In December 1996, Moto Guzzi received a loan of Lit. 878 million ($574,000), and a cash grant of Lit. 450 million ($294,000), representing an 80% advance of government grants for research and development performed in prior years. The Company also obtained a loan of U.S. $ 240,000 (Lit. 370 million) to finance the purchase of premises for its U.S. Moto Guzzi distributor.

    In April 1997, the Company sold its Cologne property and all related mortgage loans of Lit. 9,712 million ($6,348,000), of which Lit. 4,998 million ($3,267,000) would have been due before December 31, 1997. See "Business --Commercial Real Estate Development."

FUTURE LIQUIDITY NEEDS

    The net proceeds of the Moto Guzzi Financing, and the expected net proceeds of this Offering, will not be sufficient to complete the needed rehabilitation and expansion program at Moto Guzzi at the rate planned by management, although they are forecast to be sufficient to sustain a significantly reduced rate of expansion activities at Moto Guzzi. Further, the Company contemplates conducting a public offering of Moto Guzzi Corp. securities on or before June 30, 1998 to provide additional capital that the Company expects will be needed by Moto Guzzi. No assurance can be given, however, that such an offering will be made on acceptable terms or at all by such date.

    The Company also anticipates realizing capital from the disposition of certain assets, including the Sardinia property and certain parking rights in Genoa and from the receipt of Italian tax receivables, and amounts due on the promissory notes from the sale of its Immobiliare Broseta S.r.l. subsidiary, as discusssed above, although the timing of such realization is uncertain. In the absence of said realization, available cash, and proceeds from the sale of Cologne, and from the repayment by Carey Winston of advances, are not expected to be sufficient to meet all of the Company's planned cash needs in 1997 without reducing planned activities and Moto Guzzi's rehabilitation program. If capital is not available when needed, the Company may also have to decline opportunities for future investments.

CAPITAL COMMITMENTS

    In connection with the resolution of certain matters deriving from the acquisition of the majority of Finprogetti's operating subsidiaries in July 1995, Finprogetti assumed responsibility for a claim which was successfully brought against one such subsidiary. The Company agreed to repurchase 105,440 shares issued to Finprogetti at a present value of Lit. 1,940 million ($1,268,000). The Company repurchased a total of 32,330 shares for Lit. 650 million ($425,000) in 1996. The Company's remaining commitment is to repurchase the remaining 73,110 shares at an aggregate present value of Lit. 1,330 million ($869,000) in June 1997, December 1997 and June 1998. See "Business--Recent Transactions--Finprogetti Acquisition."

    The Company's obligation to repurchase 776,530 shares from a trust on June 30, 1998 at $11.27 per share, which shares were previously owned by the Company's former Chairman of the Board, is denominated in U.S. Dollars. The Company has deposited lire denominated investments amounting to Lit. 14,511 million and with an expected maturity value at June 30, 1998 of Lit. 15,000 million, to collateralize a letter of credit issued in respect of its repurchase obligation. The Company has not hedged the exchange risks deriving from its repurchase obligation. Adverse exchange movements could result in the obligation exceeding the maturity value of investments deposited, reducing liquidity available for the Company's business. See "Business--Recent Transactions--Repurchase of Former Chairman's Shares."

    In connection with its share repurchase program, the Company repurchased 761,995 shares in October 1996 for $9,342,000 (Lit. 14,172 million) paying cash of $7,479,000 (Lit. 11,635 million) and issuing 8% promissory notes due October 1998 of $1,863,000 (Lit. 2,827 million). An annual interest payment of approximately $144,000 is due on the first anniversary of the notes. Principal and interest are due on the second anniversary.

    Available cash is expected to be sufficient to pay all such capital commitments in 1997.

                                    BUSINESS

OVERVIEW

    The Company owns Moto Guzzi, an Italian manufacturer of luxury and high-performance motorcycles, and L.I.T.A., an Italian manufacturer of welded steel tubes used principally in the automobile and furniture industries, and provides temporary management and capital and merchant banking services to troubled businesses located primarily in Italy.

    In connection with the Company's temporary management services, the Company earns fees from its management engagements (including the potential for negotiated bonuses in the form of cash or equity for achieving agreed upon results), and obtains the opportunity to make minority or controlling equity investments, alone or with other strategic or financial investors, in managed businesses ("Portfolio Companies"). The Company plans to realize income from (i) the operations of wholly or majority owned Portfolio Companies and (ii) the disposition of its equity interests in the Portfolio Companies and in managed companies in which it owns minority interests at enhanced values resulting from the rendering of management services to these companies.

    Until 1993, the Company was primarily in the business of luxury automobile manufacture through its former Maserati S.p.A. subsidiary, and secondarily in the motorcycle business through Moto Guzzi. In 1993, after the Maserati sale, the Company's only operating subsidiary was Moto Guzzi, which the Company had acquired in 1972. At that time, Moto Guzzi was a manufacturer of medium and high priced motorcycles which for years had been both unprofitable and undercapitalized. The Company's Board of Directors was prepared to consider a capital investment by or joint venture with a third party, the sale of its interest in Moto Guzzi, or some other form of business combination to repair Moto Guzzi's capital deficiencies and financial condition.

    When those efforts proved unsuccessful, the Company, in May 1994, engaged the predecessor of T.I.M. to provide Moto Guzzi with critically needed temporary management in order to staunch losses and to design a capital plan for future growth or sale of the subsidiary. Under T.I.M.'s direction, Moto Guzzi increased production and sales, reduced costs, and achieved a small operating profit in 1996. Moto Guzzi today manufactures a high priced line of motorcycles under the trademark "Moto Guzzi-Registered Trademark-". Moto Guzzi has determined to focus its future sales and development efforts on its larger motorcycles, having engines of 750cc or greater. Moto Guzzi has recently hired as its Managing Director Mr. Oscar Cecchinato, formerly the chief executive officer of Aprilia S.p.A., Italy's largest motorcycle manufacturer.

    L.I.T.A. was acquired in July 1995 and represents the first merchant banking investment by the Company in a client arising out of a T.I.M. engagement. T.I.M. had been engaged by L.I.T.A.'s prior owners in 1994 to manage the company through an operational crisis and to prepare the company for sale. Since its acquisition by the Company, L.I.T.A. has expanded its customer base and has initiated an export program, though at present export sales are not material to its operations. L.I.T.A. produces welded steel tubes.

T.I.M.

    T.I.M. is a wholly-owned subsidiary of the Company, having been acquired in 1995 as part of the purchase of substantially all of the operating subsidiaries of Finprogetti (see "Recent Transactions-- Finprogetti Acquisition"). While the operations of T.I.M. to date have not been material to the consolidated results of operations of the Company, the acquisition of T.I.M. was an essential component of the Company's strategic redirection, as it permits the Company to combine T.I.M.'s skill and knowledge in providing capable management to troubled businesses with the Company's abilities in analyzing capital requirements and transaction structuring, and to apply such capabilities to investment opportunities arising out of T.I.M.'s management engagement.

    T.I.M. provides temporary management for companies facing special problems through a network of experienced and qualified managers which it makes available to operate all or strategic portions of the businesses of its clients. Managers are selected based on a client's specific needs and are supported by T.I.M.'s management and administrative resources. T.I.M. analyzes the client's businesses and develops strategic business plans based on the client's objectives which, upon agreement with the client, define the goals and standards by which T.I.M.'s performance and incentive compensation will be measured at the end of each engagement. A significant component of T.I.M.'s compensation is performance related.

    A typical T.I.M. engagement requires the appointment of a T.I.M. manager as temporary Chief Executive Officer, or, less frequently, as Chief Financial Officer, Chief Operating Officer or as an executive responsible for a specific functional team or project. The engagement might require the adoption of a fundamental corporate restructuring, a sale or other divestiture of assets, the reorganization of marketing or distribution functions, a financial restructuring, or the management of technological innovation. T.I.M.'s strategic plans usually focus on reestablishing profitability and increasing net worth, achieving productivity growth and managing staff reductions, accelerating the decision-making process, and bridging cultural gaps which may have inhibited growth.

    T.I.M. is compensated for its services by receiving a monthly fee. It also negotiates a success fee based on achievement of agreed-upon results. T.I.M. engagements normally continue for one to two years, beginning with an analysis phase and continuing with a business plan implementation and review phase.

    Among the management projects on which T.I.M. is currently engaged are the following: a flexible plastic packaging company with sales of Lit. 150,000 million ($98,039,000), for which a T.I.M. manager is acting as President and Chief Executive Officer to strengthen its marketing division and guide the company to a possible public offering; an Italian publicly-held carpentry tool manufacturer with production facilities in Italy and France, for which T.I.M. has been engaged to manage operational restructuring; and an internationally known sewing and knitting machine manufacturer that is a division of a publicly-held company and has sales of Lit. 120,000 million ($78,431,000), for which T.I.M. has been engaged to carry out a major financial and operational restructuring.

    Additionally, the Company is negotiating the purchase of a minority interest in a company to be formed with CEMB, a current T.I.M. client, to acquire the operating assets of Hofmann Maschinenbau GmbH.

    SALES AND MARKETING. T.I.M. seeks new management engagements through marketing efforts directed at financial and legal professionals, and entrepreneurs, in Italy and elsewhere in Europe. T.I.M. conducts seminars and symposia.

    The ability of T.I.M. to generate management services income and investment opportunities for the Company is in part dependent on the availability of and ability to attract suitably qualified managers to collaborate with T.I.M. The availability of suitably qualified managers will depend on, among other factors, the general economy in Italy and demand for managers, the actions of companies that seek to compete with T.I.M. or offer alternative employment options to such managers, and the ability of T.I.M. to negotiate attractive engagements and attractive engagement terms for potential manager candidates.

    The ability of the Company to achieve its broader long-term strategic goal of investing in troubled companies and enhancing their values will depend in large measure on the ability of T.I.M. to provide its services to troubled businesses in need of management intervention. While T.I.M. is not expected to earn substantial revenue or profits from such temporary management engagements in relation to the Company's consolidated revenues and earnings, such engagements are expected to provide a significant source of entrepreneurial investment opportunities for the Company, whether through acquisition or merchant banking. However, there can be no assurance that T.I.M.'s management engagements will prove to be a sufficient source of quality investment opportunities.

MOTO GUZZI

    OVERVIEW. The motorcycle segment continued to dominate reported consolidated results of operations in 1996, accounting for approximately 80% of the Company's consolidated net sales. Moto Guzzi, the Company's majority-owned subsidiary, was acquired by the Company in 1972. For 75 years, Moto Guzzi was a manufacturer of medium and high priced motorcycles. For many years it had been both unprofitable and undercapitalized.

    In 1994, following the engagement of T.I.M. to improve manufacturing and sales results, Moto Guzzi's overall unit sales improved by 28% and production of the Company's larger motorcycles (having engine displacements of at least 750cc) expanded to 3,048 units from 2,175 units in 1993. Unit sales grew approximately 23% in 1995, and in 1996, overall unit sales increased by a further 16.4% to 6,050 units, of which 5,548 had engine displacements of 750cc or greater, compared to 4,690 in 1995. A portion of the Offering proceeds will be used to rehabilitate old production machinery and equipment to help Moto Guzzi increase production of these larger units.

    INDUSTRY GENERALLY. Historically, the motorcycle had been an "entry level" form of transport which has been supplanted by the automobile. Over recent years, the industry has become established as a recognized leisure industry in developed markets and Moto Guzzi motorcycles, being larger and more expensive, are principally targeted at the leisure segment of the vehicular industry. The Company believes that the recent recognition of motorcycling as an acceptable leisure activity is one of the major factors behind the steady growth in Moto Guzzi's market segment over the last two years. The Company believes that this trend will continue in the short and medium term and that its markets will not be subject to violent demand changes, although no assurance can be provided that this will be the case.

    The Italian market today remains dominated by large, well-financed Japanese manufacturers. A number of Italian and foreign manufacturers, principally Cagiva, Honda, BMW, Yamaha, Kawasaki and Suzuki, sell their products in the Italian market. In 1996, according to data from the Ministry of Transportation, the Italian market shares of the principal competitors of Moto Guzzi on a unit basis were as follows:

                                                                            LARGE             ALL
                                                                         MOTORCYCLES      MOTORCYCLES
                                                                       ---------------  ---------------
BMW..................................................................          19.3%             7.6%
Honda................................................................          19.2%            27.8%
Harley Davidson......................................................          15.7%             4.1%
Yamaha...............................................................          13.8%            16.1%
Kawasaki.............................................................          10.2%             7.6%
Ducati...............................................................           8.7%             4.6%
Suzuki...............................................................           6.8%             9.7%
Moto Guzzi...........................................................           3.2%             3.0%
Triumph..............................................................           2.1%           -
Aprilia..............................................................         -                 10.0%
Cagiva...............................................................         -                  3.7%

    MANUFACTURING. Moto Guzzi today manufactures a high priced line of motorcycles, and distributes spare parts, under the trademark "Moto Guzzi-Registered Trademark-." Moto Guzzi motorcycles vary in engine displacement from 350cc to 1,100cc, although Moto Guzzi has made a strategic decision to concentrate development and sales efforts on its largest motorcycles, having engines of 750cc or larger. Moto Guzzi spare parts are distributed through Centro Ricambi, a 100% owned subsidiary of Moto Guzzi. Moto Guzzi had also manufactured and sold smaller and lower priced cycles under the "Benelli" trademark, but ceased production of these vehicles in 1993.

    All motorcycle manufacturing is conducted at a factory in Mandello del Lario, Italy. Moto Guzzi manufactures certain power train components, acquires certain other components from outside suppliers, and performs finishing work and assembly into motorcycle bodies. Until 1994, Moto Guzzi internally produced a majority of the components of its motorcycles. As a result of its decision to increase outsourcing to increase production capacity, Moto Guzzi produced fewer than 40% of all motorcycle components in 1996.

    Because much of the production machinery at Moto Guzzi's facility is aged and in need of extensive modification, improvement or replacement, the Company expects that, over the next four years, significant additional capital will be required to complete the required overhaul. While anticipated increases in sales, if any, during that period would provide some of the needed capital, anticipated internally generated cash and currently available bank financing, will not in the aggregate be sufficient to enable Moto Guzzi to increase production and sales rapidly enough to generate the remaining needed capital.

    SEASONAL NATURE OF BUSINESS. Moto Guzzi's business has been turned around to the point that again it is affected by seasonal factors. Retail market demand is highest in the spring and early summer, whereas most sales to the Italian government generally take place in the last quarter of the year. Moto Guzzi, like most Italian companies, traditionally shuts down production in August of each year and traditionally also has reduced production over the Christmas holidays and in the period immediately following, while inventory is being taken. As part of its effort to increase overall production levels, Moto Guzzi is not suspending production during the December-January period of physical inventory taking.

    COMPLIANCE WITH GOVERNMENTAL REGULATIONS. Moto Guzzi, along with other motorcycle manufacturers, incurs substantial costs in designing and testing products to comply with safety and emissions requirements. Such standards have added, and will continue to add, substantially to the price of the vehicles while competitive pressures have kept export prices lower than domestic Italian sales prices.

    Motorcycles sold in the United States, the European Economic Community and all other countries are subject to environmental emissions regulations and safety standards with which Moto Guzzi must comply in order to expand its presence in such countries. All motorcycles produced for sale are manufactured with the intent to comply with all applicable safety standards. All 1997 Moto Guzzi models comply with all emission standards applicable in all countries in which they are sold. There can be no assurance, however, that Moto Guzzi will be able to cost effectively comply with any emissions or safety standards which the governments may hereafter adopt (though the design of new products seeks to conform with such standards as are believed likely to be introduced), in which event, Moto Guzzi may be unable to achieve the market growth that it desires.

    Moto Guzzi is subject to a number of governmental regulations relating to the use, storage, discharge and disposal of minerals and alloys used in their manufacturing processes and to the safety standards of its facilities and processes. Although neither the Company nor Moto Guzzi has been subject to material environmental or safety claims in the past and the Company believes that the activities of its operating subsidiaries conform in all material respects to presently applicable environmental and safety regulations, claims or the failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against the Company, suspension of production or cessation of certain activities. New regulations could require the Company to acquire costly equipment or incur other significant expenses that could have an adverse effect on the results of operations. Any failure by the Company to control the use of, or adequately restrict the discharge of hazardous substances or comply with safety requirements and legislation could subject it to future liabilities.

    BACKLOGS. On January 1, 1996, Moto Guzzi had open orders for its entire 1996 production capacity. Orders for 1997 delivery also exceed production capacity and the Company expects it will again be unable fully to satisfy demand for its motorcycles in the current year. Such orders are subject to cancellation without penalty.

    RAW MATERIALS AND COMPONENTS. There are multiple reliable sources for most motorcycle raw materials, including aluminum for power train components. However, certain significant components are available from only one or two sources. In November 1996, two of Moto Guzzi's suppliers were unable to make timely deliveries of needed components due to production problems incurred by such suppliers. All such delays adversely affect motorcycle production.

    The cost of imported raw materials is affected by variations in currency exchange rates. In 1994, the value of the Italian Lira had declined relative to the currency of Italy's primary trading partners which resulted simultaneously in an increase in the cost of imported raw materials and in an improvement in the price competitiveness of Italian-made finished goods, such as Moto Guzzi's motorcycles. In 1995 and 1996, as a result of greater stability, currency exchange rates had a less significant effect on costs and price competitiveness.

    RESEARCH AND DEVELOPMENT AND CONTINUING ENGINEERING. Moto Guzzi is continuously engaged in product improvement and development. Aggregate 1996 research and development expenditures by Moto Guzzi were approximately Lit. 1,177 million ($769,000) compared to Lit. 602 million in 1995, and Lit. 197 million in 1994. Expenditures in 1996 related primarily to development of models scheduled to commence production in 1997. These on-going programs currently relate to developing more powerful two-cylinder air-cooled engines with improved performance and durability characteristics, superior braking systems, suspensions, frames, transmissions and other components applicable to two-wheeled vehicles.

    SALES AND MARKETING. Moto Guzzi primarily markets its products through advertising in trade publications, participation in promotional events and fairs, attendance at trade shows and from editorial coverage in trade and general circulation press. All sales are invoiced in Italian lire except sales to the United States which are invoiced in U.S. Dollars. Prices are customarily reviewed and are increased to cover increases in production costs at periodic intervals and in light of prevailing exchange rates. Italian prices for motorcycles traditionally have been higher than export prices. In 1996, Moto Guzzi increased prices of its various models twice, with such increases aggregating approximately 3% on average for domestic sales and for export sales invoiced both in lire and in dollars. Export sales continued to reflect lower margins than domestic Italian sales.

    Moto Guzzi is not affected by any unusual industry practices relating to returns of merchandise or extended payment. It is obliged to maintain 10 years' inventory of spare parts for all motorcycles sold to Italian government agencies and, in common with many other motor vehicle manufacturers, maintains significant spare parts inventories for commercial reasons.

    DISTRIBUTION. Moto Guzzi maintains a distribution network throughout Italy of over 150 independent dealers. No single Italian dealer accounted for more than 5% of the sales of Moto Guzzi in 1996. The Italian dealers who distribute Moto Guzzi motorcycles generally handle other brands as well.

    In 1996, a single importer-distributor acted as exclusive importer-distributor for Moto Guzzi in each of Argentina, Australia, Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Greece, Holland, Japan, Luxembourg, Malaysia, Malta, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

    Moto America is Moto Guzzi's exclusive importer-distributor in the United States. Until 1996, when it was acquired by TRG and later transferred to Moto Guzzi Corp., Moto America was an independent business.

    In November 1996, Moto Guzzi replaced the independent French import-distributor with a newly created wholly-owned subsidiary of Moto Guzzi.

    Moto Guzzi also owns a 25% equity interest in MGI GmbH, a new German corporation which became the exclusive importer-distributor of Moto Guzzi motorcycles and spare parts on January 1, 1997. Moto Guzzi has the right to acquire up to a total of 90% of the equity interest within four years. Until December 1996, Moto Guzzi also owned a 25% equity interest in A+G Motorrad GmbH ("A+G"), a German corporation, the majority of the shares of which is owned by Aprilia S.p.A., another Italian manufacturer of motorcycles with small displacement engines. A+G distributed the motorcycles of both Moto Guzzi and Aprilia in the German market in 1996, but was replaced in 1997 by MGI GmbH.

    Moto Guzzi provides support to its worldwide dealer network by, among other things, operating a technical training and support facility at Mandello del Lario. All dealers are required to attend training courses at the inception of their relationship, and periodically thereafter.

    Set forth below is a chart illustrating percentage of motorcycle sales revenues attributable to various geographic areas in the three most recent fiscal years. Sales outside Italy in 1996 were Lit. 40,927 million ($26,750,000), 63% of total sales.

                                MOTO GUZZI SALES

GEOGRAPHIC AREAS                                                     1996         1995         1994
----------------------------------------------------------------     -----        -----        -----
Italy...........................................................          37%          35%          38%
Europe (other than Italy).......................................          43%          49%          51%
United States...................................................           7%           6%           5%
Elsewhere.......................................................          13%          10%           6%

    COMPETITION. The sale of motorcycles is a highly competitive business, with competition typically coming from all powered passenger vehicles, as well as motorcycles. The overall market in Italy continued to contract slightly in 1996 with new vehicle registrations in Italy declining by approximately 5.1%, compared to the same period in 1995. The market in Italy for larger motorcycles, in which Moto Guzzi is concentrating its sales and production efforts, increased by 18.5% in 1996 compared to 1995, according to the Italian Ministry of Transportation. Moto Guzzi maintains an extremely small share of the world-wide motorcycle market, which is dominated by many of the same manufacturers that predominate in Italy. Many of such companies are far larger and better capitalized, with greater name recognition. Moto Guzzi competes principally through such intangible qualities as performance, reputation and quality of manufacture, areas in which its competitors also excel. See "Risk Factors--Competition--Moto Guzzi."

    PRODUCT LIABILITY. Moto Guzzi is engaged in a business which exposes it to possible claims for personal injury from the use of its products. Moto Guzzi maintains liability insurance with a per-occurrence limit of Lit. 2,000 million. Although no claims have been made against the subsidiary in excess of insurance coverage, there can be no assurance that such claims will not arise in the future or that the insurance coverage will be sufficient to pay such claims. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company.

    PATENTS AND TRADEMARKS. Except as described below, the business of Moto Guzzi is not and has not been in any material respect dependent upon patents, licenses, franchises or concessions. The component parts of motorcycles are manufactured pursuant to well known techniques and include components which are not unique to its products, although some of these components are specially styled and designed. Management believes that the registered trade name "Moto Guzzi-Registered Trademark-" and the related trademarks are well known and highly regarded throughout the world, and appropriate steps have been taken to protect Moto Guzzi's rights in these trade names and trademarks in 67 countries, including those countries representing significant markets.

    EMPLOYEES AND EMPLOYEE RELATIONS. Relations with Moto Guzzi employees are considered by management to be excellent. At December 31, 1996, Moto Guzzi had 344 employees, compared to 338 at December 31, 1995, of whom approximately 72% were engaged in factory production and the balance in various supervisory, sales, purchasing, administrative, design, engineering and clerical activities. Moto Guzzi workers each received bonuses aggregating Lit. 377,000 ($246) for reaching 1996 production targets. Additionally, resolution of the national metal workers union contract will result in a one-time payment to workers of Lit. 900,000 in respect of periods prior to the date of the new agreement. An increase in Moto Guzzi's use of outsourced components reduced overtime hours to 7.7% of total hours in 1996 compared to

9.6% in 1995. At December 31, 1996, the Company's Centro Ricambi parts subsidiary had 14 employees who are engaged in various warehouse and shipping, purchasing, administrative and clerical activities.

    Moto Guzzi was subjected to strikes totaling 2-1/2 production days in 1996, all concerning the negotiation of a national contract for all workers in metal working industries. Moto Guzzi was not subjected to any local work stoppages or strikes in 1996. The national strikes resulted in the loss of approximately four production days because of additional time needed to restart production after each strike. Moto Guzzi's "company" contract was renegotiated early in 1996. Renegotiation of the "national" contract was recently completed; the new contract is not expected to have a significant impact on labor costs in 1997 above the overall inflation rate.

    Under Italian law, persons in a company acquire the right to severance pay based upon salary and years of service. At December 31, 1996, Moto Guzzi was obligated to pay employees an aggregate of Lit. 7,154 million ($4,676,000), and Lit. 7,301 million at December 31, 1995. See Note 2 of Notes to Consolidated Financial Statements of the Company.

L.I.T.A.

    BACKGROUND. On July 25, 1995, in the first application of its new business plan following its acquisition of Finprogetti's operating subsidiaries, the Company, through one of its Italian subsidiaries, acquired L.I.T.A. T.I.M. had been retained to manage L.I.T.A. after a material decline in L.I.T.A.'s operations, and to oversee its sale to a third party to be identified by T.I.M. The physical and operational presence of T.I.M. at L.I.T.A., its ability to examine and comprehensively analyze the managed company's operational and capital needs and T.I.M.'s ability to help its client to meet its strategic objective of selling L.I.T.A. represents an example of an investment opportunity arising from T.I.M.'s management business. The stock of L.I.T.A. was acquired at a cost of Lit. 615 million ($402,000), representing a discount of approximately Lit. 1,600 million ($1,046,000) from the book value of L.I.T.A.'s assets of Lit. 2,264 million ($1,480,000).

    MANUFACTURING. L.I.T.A. manufactures plain and perforated welded specialty steel tubes used principally in the automotive and furniture industries. The subsidiary's 10,000 square meter factory in Turin, Italy has a two-shift production capacity of approximately 15,000 tons. In 1996, following the installation of T.I.M. management, L.I.T.A.'s production equaled 80% of capacity; in prior years, production rarely reached 60% of capacity.

    IMPACT OF CHANGING PRICES AND CURRENCY MOVEMENTS. Steel prices have a material effect on the business of L.I.T.A. Finished product prices are affected by the cost of steel; market and competitive pressures are such that selling prices react quickly to changes in the price of steel. From January to June 1996, the prices of various qualities of steel used by L.I.T.A. decreased, on average, by approximately 22%. Finished product selling prices fell in response and margins were burdened by losses on inventories of steel. The negative effect on margins over the first six months of 1996 has been estimated as approximately Lit. 600 million. Steel prices stabilized in the fourth quarter of 1996. To the extent permitted by competition, L.I.T.A. seeks to pass on increased costs from changing prices to its customers by increasing selling prices.

    Exchange rates historically did not have a significant effect on the business of L.I.T.A., as export sales were not significant to overall sales. However, as export sales are expected to increase in 1997 and thereafter, L.I.T.A. will become more sensitive to exchange rates between Italy and the countries of export.

    PLANT AND MACHINERY. L.I.T.A.'s plant and machinery were acquired many years ago. When the Company acquired L.I.T.A. in July 1995, the fair value of the assets acquired was in excess of the price paid. This excess, in accordance with generally accepted accounting principles, was applied to reduce the carrying values of long-term assets and fixed assets. Depreciation expenses are therefore significantly lower than if they were based on current prices. Plant and machinery will be replaced over many years at higher costs with higher depreciation charges which, in many cases, may be offset by technological improvements.

    RESEARCH AND DEVELOPMENT. Because L.I.T.A. manufactures according to a well-known and relatively uncomplicated process, L.I.T.A.'s actual annual and forecast research and development expenditure is approximately Lit. 150 million, less than 1% of actual and projected revenues.

    SALES AND MARKETING. L.I.T.A. distributes its products directly in all countries except in the U.K. (which represents approximately 5% of net sales), where it distributes through exclusive agents and in certain regions of Italy (which represent approximately 20% of net sales).

    CUSTOMERS. L.I.T.A. has begun developing a market in the low-cost furniture industry, which provides a steadier flow of production and demand than the automotive industry. L.I.T.A. currently has a number of customers representing between 5% and 9% of net sales. As a consequence of the current and planned expansion of the business, including expansion of export sales and expansion in markets other than the automobile market, it is expected that in the medium term the importance of any single customer will decrease.

    BACKLOGS. L.I.T.A. has no long-term contracts with customers and orders typically reflect the requirements of customers for the following one to two months. Its largest customer has placed a cancellable order for 1,200 tons of exhaust tubing for 1997 delivery.

    EXPORT SALES. L.I.T.A. did not have significant export sales prior to 1996. In 1996, 90% of net sales were made in Italy, 7% elsewhere in Europe, and 3% elsewhere in the world.

    SUPPLIERS. There are multiple suppliers of the special clad and coated steels used by L.I.T.A. L.I.T.A. does not have written long-term contracts with such suppliers except in respect of a particular steel quality which is not significant to net sales. L.I.T.A. is seeking to formalize its arrangements with major suppliers to reduce the business risks associated with its planned expansion and to reflect the fact that close collaboration with the steel suppliers is required to ensure consistent quality and to shorten lead times for significant change in supply levels, which currently can run from 12 to 18 months.

    COMPETITION. L.I.T.A.'s competitors are principally larger companies, many of them subsidiaries of Italian steel manufacturers, including Profilmec, S.p.A., Ispadue S.p.A., Lombarda Tubi (a division of the Marcegaglia Group) and ITAS, S.p.A. The size of these competitors and the support of their parent companies enable them to compete aggressively in the market. L.I.T.A. competes principally on quality, flexibility of service and timeliness of delivery, factors which its competitors also seek to offer to the market. L.I.T.A. is currently the leading supplier in Italy of aluminized steel tubes for automotive exhaust systems. While automotive original equipment manufacturers are increasing their usage of higher grade stainless steel, which L.I.T.A. does not currently supply in material quantities, the automotive aftermarket in Italy and elsewhere in Europe is increasing its purchases of aluminized steel tubing as a cost-effective compromise between lower-grade cold steel tubing and the higher priced stainless steel. Tubifici DiTermi S.p.A. is the largest supplier of stainless steel exhaust tubing in Europe.

    SEASONAL NATURE OF BUSINESS. L.I.T.A.'s operations historically have been characterized by seasonal factors due to the company's dependence on the automobile industry. Demand is lowest over the period from November to February and is also significantly reduced in the traditional holiday month of August. Since 1995, L.I.T.A. has sought to reduce this seasonality by expanding its markets in the furniture industry, which is less seasonal, but which is more price sensitive and less profitable.

    NUMBER OF EMPLOYEES. Labor relations with L.I.T.A.'s employees are considered by management to be excellent. L.I.T.A. was not subjected to any strikes or work stoppages in 1996. As of December 31, 1996 L.I.T.A. had 34 employees, of which 28 are engaged in production and 6 in management, sales and administrative roles. At December 31, 1996, the amount of L.I.T.A.'s severance pay obligation to employees was Lit. 850 million ($556,000).

    COMPLIANCE WITH GOVERNMENTAL REGULATIONS. L.I.T.A. is subject to a number of governmental regulations relating to the use, storage, discharge and disposal of minerals and alloys used in its manufacturing processes and to the safety standards of its facilities and processes. L.I.T.A. has not been the subject of material environmental or safety claims in the past and its management believes that L.I.T.A.'s activities conform in all respects to presently applicable regulations. The anticipated costs of compliance with regulations are not expected to be significant to L.I.T.A.'s operations.

COMMERCIAL REAL ESTATE DEVELOPMENT

    The Company acquired, as part of the Finprogetti transaction, a real estate portfolio of which it has been disposing and will continue to seek to liquidate at opportune times.

    In June 1996, the Company sold its 66.7% equity interest in Immobiliare Broseta S.r.l. which owns industrial and commercial holdings and additional surrounding land aggregating approximately 66,000 square meters in Bergamo, Italy to its 25%-owned affiliate Domer S.r.l. The remaining 33.3% equity interest in Immobiliare Broseta S.r.l. was owned by Interim S.p.A., a subsidiary of Domer S.r.l. and was transferred to Domer. The Company had sought offers from third parties through an independent broker and the sale price of Lit. 5,200 million offered by Domer S.r.l. was the highest of the offers received. Domer S.r.l. issued a promissory note for Lit. 1,800 million of the sale price, due December 31, 1996, which note was subsequently extended for another year, bearing an interest rate equal to the official Lira discount rate plus 3%. The balance due of Lit. 3,400 million will be received from the sales of apartments which are being developed from the Immobiliare Broseta S.r.l. property or on June 30, 1999, whichever is the earlier. This amount of Lit. 3,400 million carries an interest rate of 6%, payable bi-annually, and has been accounted for at its estimated net present value of Lit. 2,908 million, applying a discount rate of 12%, considered to be a fair market rate for similar notes receivable. The book value of the 66.7% interest in Immobiliare Broseta S.r.l. was Lit. 4,708 million and no gain or loss was recorded on the transaction.

    In April 1997, the Company sold its interest in Finprogetti Investimenti Immobiliare, S.p.A., ("FII"), the Italian entity which had owned commercial property at Cologne, Italy. The Cologne property is subject to a lease expiring in 1998 and is encumbered by two mortgages. In addition to assuming all of the Company's mortgage indebtedness, the purchaser agreed to pay to the Company approximately Lit. 6,508 million, of which Lit. 500 million was paid on March 18, 1997, Lit. 1,928 million was paid on April 15, 1997, Lit. 2,040 million is payable on July 1, 1997 and the balance is payable on December 31, 1997. The last installment may be paid, at the option of the purchaser, by delivery of 120,000 shares of Common Stock of the Company. In connection with the sale of FII, the purchaser undertook to pay to the Company the proceeds of a tax receivable owned by FII, at such time as the proceeds are received.

    The Company owns a minority interest in Interim S.p.A. (through a 25% indirect interest in Domer S.r.l., which, in turn, owns 68.2% of Interim S.p.A.). Interim S.p.A. is a property development company based in Brescia, Italy which has several projects under active development. This investment had a book value of Lit. 1,530 million ($1,000,000) at December 31, 1996.

    The Company owns an 80% interest in unimproved land aggregating 2,539,020 square meters near Cagliari (Sardinia), Italy which had a book value at December 31, 1996 of Lit. 3,500 million ($2,288,000), net of reserves for risks connected with the permitted use of the land and its development. An option held by an unaffiliated third party to purchase the Company's interest in this land, for an amount above book value, expired unexercised on June 30, 1996. The land has development potential for tourism or residential purposes and the Company is exploring its disposition.

    The Company owns 99.9% of Pastorino Strade S.r.l., which owns concession rights for 196 spaces in a municipal parking garage in Genoa, Italy. The book value of the concession rights is Lit. 4,549 million

($2,973,000) at December 31, 1996. The rights expire in the year 2041 and are being depreciated over the period from acquisition to this date. The Company has sub-contracted management of the parking spaces under a three-year contract and will consider disposition of the concession rights upon the termination of this contract or sooner, depending on market conditions. The interest in Pastorino was pledged as collateral for loans relating to the Cologne property.

    Unrelated to the real estate acquired from Finprogetti, the Company owned and subsequently sold surplus property remaining after the Maserati sale and the winding down of the automobile spare parts operation. A parcel in Rome, Italy was sold in December 1996 for approximately Lit. 1,533 million ($1,002,000), and a parcel in Baltimore, Maryland in July 1996 for approximately $1,100,000.

RECENT TRANSACTIONS

    MOTO GUZZI FINANCING. The Company's newly-formed subsidiary, Moto Guzzi Corp., acquired all of the equity interest of the Company in Moto Guzzi and in Moto America, in exchange for 6,000,000 shares of common stock of Moto Guzzi Corp. In December 1996 and January 1997, Moto Guzzi Corp. consummated a private offering of convertible preferred stock and common stock purchase warrants which raised an aggregate of approximately $5,300,000 for Moto Guzzi Corp. net of expenses. The bulk of the proceeds were used to commence needed repairs and rehabilitation of production equipment at Moto Guzzi.

    In connection with the Moto Guzzi Financing, Moto Guzzi Corp. issued 1,500,000 units, each consisting of one share of Class A Convertible Preferred Stock and one common stock purchase warrant exercisable for three years for the lesser of $4.00 or the initial public offering price of Moto Guzzi Corp. common stock. The preferred stock is convertible at the option of the holder into an equal number of shares of common stock, subject to adjustment to protect against events of dilution, and is automatically converted upon consummation of an initial public offering of Moto Guzzi Corp. common stock which raises gross proceeds of at least $8 million. The conversion rate for the preferred stock in such event will be the lesser of the then-applicable conversion rate or 75% of the per-share initial public offering price. If such an initial public offering is not consummated by June 30, 1998, the holders of a majority of the shares of preferred stock will have the right to select a majority of the Moto Guzzi Corp. board of directors. Additionally, the holders of the preferred stock will have a right to cause Moto Guzzi Corp. to redeem their shares at $8.00 per share if a public offering has not been consummated. GKN Securities Corp. acted as placement agent for the Moto Guzzi Financing. See "Underwriting."

    STOCK REPURCHASE PROGRAM. The Company initiated a stock repurchase program on September 25, 1996, which was completed on October 23, 1996. The program was initiated to accommodate a number of shareholders who held the view that the Company, following the sale of the Maserati business in 1993, was no longer engaged in the business activity which had initially led them to invest in the Company's shares. Two mutually exclusive alternative offers were made to shareholders. The first offer was to purchase up to 80% of a shareholder's Common Stock for a combination of cash and non-negotiable promissory notes having a face value aggregating $12.26 per share (the "80% offer") and the second offer was to purchase up to 50% of a shareholder's Common Stock for $12.26 cash per share (the "50% offer"). Of the 4,742,865 then-issued shares of the Company, shareholders representing 3,167,010 shares (66.8%) had agreed in advance not to participate.

    Of the remaining 1,575,855 shares, 506,359 were tendered under the 80% offer and 255,636 under the 50% offer, all of which were accepted by the Company. In consequence, the Company repurchased 761,995 shares for a total amount of $7,478,657.58 (Lit. 11,442 million) in cash and $1,863,401.12 (Lit. 2,851 million) in the form of non-negotiable two-year promissory notes, bearing interest at 8% per annum. An annual interest payment is due on the first anniversary of the notes and principal and accrued interest are due and payable on the second anniversary.

    FINPROGETTI ACQUISITION. Effective July 1, 1995, the Company acquired substantially all of the operating subsidiaries of Finprogetti, including its Italian real estate interests, its T.I.M. subsidiary, a leasing and factoring company and certain Italian tax receivables aggregating Lit. 5,150 million ($3,366,000)*, in exchange for newly issued shares of Common Stock, valued at Lit. 20,106.73 per share ($12.26 at the then-prevailing exchange rate). As part of the transaction, Finprogetti committed to make itself or cause others to purchase up to Lit. 15,000 million ($9,804,000) of additional shares of Common Stock, at the same per-share price of Lit. 20,106.73. If less than Lit. 15,000 million of shares were purchased, the acquisition consideration would be adjusted. In total, 408,008 shares of Common Stock were purchased by various Finprogetti shareholders and affiliates the ("Finprogetti Affiliate Shareholders") for Lit. 8,204 million (approximately $5,000,000). Consequently, the number of shares issued in the merger was adjusted to 1,922,652.

    The total purchase price of Lit. 39,447 million ($25,780,000) reported in the balance sheet to effect the Finprogetti Acquisition reflects Lit. 38,223 million (Lit. 16,400 per share; $10.00 per share at then prevailing rates) assigned to the 2,330,660 shares issued (including the shares owned by the Finprogetti Affiliate Shareholders) plus costs of Lit. 1,224 million incurred in connection with the acquisition. The acquisition has been accounted for by the purchase method. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based on the fair values at the date of the acquisition. The purchase price was allocated as follows:

                                                                        US$000      LIRE M.
                                                                      ----------  ------------
Cash................................................................  $    5,362  Lit.   8,204
Real estate interests...............................................      22,293        34,109
Concession rights over real estate..................................       3,072         4,700
Less: related long-term debt........................................     (12,700)      (19,431)
Trademark and other intangible assets...............................       3,268         5,000
Other assets and liabilities, net...................................       3,483         5,329
Goodwill............................................................       1,004         1,536
                                                                      ----------  ------------
                                                                      $   25,782  Lit.  39,447

    The former Finprogetti real estate assets acquired by the Company are not presently intended to be held long term. The Company has recently disposed of certain of such real estate assets, and either will seek a strategic partner to help manage the remaining properties or will continue to seek to dispose of them in due course and at maximally favorable values, although there can be no assurance that such will occur.

    On November 7, 1996 the Company entered into two agreements with Finprogetti to resolve certain open matters deriving from the Finprogetti Acquisition. Pursuant to the first agreement, a balance due from Finprogetti to the Company of Lit. 763 million ($499,000) was eliminated by Finprogetti surrendering to the Company 46,000 shares at a value of Lit. 16,587 per share ($10.84 per share). Pursuant to the second agreement, Finprogetti agreed to accept responsibility for a claim for Lit. 2,120 million which was successfully brought against one of the Company's subsidiaries acquired from Finprogetti. Pursuant to this agreement, Finprogetti assumed responsibility for payments resulting from the claim, which are payable in installments through June 1998, and, to facilitate those payments, the Company agreed that, on the request of Finprogetti, the Company will repurchase an aggregate of 105,440 shares for cash at the dates and in the amounts of each installment payment listed below.

------------------------

* Unless otherwise indicated, U.S. Dollar translations for historical events are expressed at the approximate exchange rate at December 31, 1996 of Lit. 1,530 per U.S. Dollar, and do not represent historical values of such events in U.S. Dollars at then-prevailing exchange rates.

                                                                       REPURCHASE PRICE
                                                                -------------------------------
REPURCHASE DATE                                 NO. OF SHARES        LIRE M.          U.S. $
---------------------------------------------  ---------------  -----------------  ------------
November 8, 1996.............................     9,950 shares   Lit. 200 million    ($131,000)
December 31, 1996............................    22,380 shares   Lit. 450 million    ($294,000)
June 30, 1997................................    22,380 shares   Lit. 450 million    ($294,000)
December 31, 1997............................    22,380 shares   Lit. 450 million    ($294,000)
June 30, 1998................................    28,350 shares   Lit. 570 million    ($373,000)

    The Company has reclassified outside of shareholders' equity these 105,440 shares thus subject to repurchase in the amount of the present value of the amounts payable, applying a discount rate of 10%. The resulting value of the 105,440 shares subject to repurchase is Lit. 1,940 million ($1,268,000) or Lit. 18,399 per share ($12.03 per share). On November 8, 1996 and December 31, 1996, at Finprogetti's request the Company repurchased 9,950 and 22,380 shares, respectively. As of December 31, 1996, the present value of the remaining 73,110 shares subject to repurchase was Lit. 1,333 million ($871,000).

    REPURCHASE OF FORMER CHAIRMAN'S SHARES. On April 10, 1995, the Company entered into an agreement with Alejandro De Tomaso, then the Chairman of the Board, under which the Company would repurchase Mr. De Tomaso's 1,000,000 shares of preferred stock and 480,304 shares of Common Stock at a negotiated price of Lit. 18,400 per share, converted into dollars at 1,637 lire per dollar, the exchange rate in effect on the closing date. Mr. De Tomaso thereafter conveyed his stock to an individual who reconveyed such stock to two trusts, which assumed his obligations and rights under the agreement.

    Contemporaneously with the closing of the Finprogetti Acquisition, 703,774 of the shares of preferred and Common Stock formerly owned by Mr. De Tomaso were delivered to the Company in exchange for the Company's interests in the Hotel Canalgrande and the Hotel Roma, its two hotel properties, valued by the Board of Directors at Lit. 4,700 million ($3,072,000) in the aggregate based upon independent appraisals, a collection of Maserati vehicles and engines valued by the Board at Lit. 3,200 million ($2,092,000) and Lit. 5,000 million ($3,268,000)
in cash. The transaction was accounted for at the assets' aggregate book value of Lit. 6,629 million and no gain or loss resulted. Contemporaneously with the repurchase of the initial block of shares formerly held by Mr. De Tomaso, Mr. De Tomaso resigned all directorships and offices which he had held in the Company and all of its subsidiaries.

    The remaining 776,530 preferred shares and Common Stock formerly held by Mr. De Tomaso were exchanged for an equal number of shares of newly issued Common Stock, which the Company is required to register for sale at the request of the holder. Each share of preferred and Common Stock was valued identically because Mr. De Tomaso agreed not to accept any premium for his preferred stock, despite its three-vote per share preference. The Company may purchase any or all of such 776,530 shares at $11.27 per share, at any time prior to the third anniversary of the Finprogetti Acquisition, subject to the holder's right to withdraw such shares from such purchase right. Furthermore, the Company is obligated to purchase all remaining shares on June 30, 1998, at $11.27 per share. A bank letter of credit has been obtained by the Company to guaranty payment of the repurchase price, secured by cash and certain investment securities owned by the Company. See also Note 3 of Notes to Consolidated Financial Statements. Management believes that the transaction with Mr. De Tomaso was on terms as favorable as those which would have been available from an independent third party.

    CAREY WINSTON. On August 14, 1996, the Company and its wholly-owned subsidiary, DTI Acquisition Corporation ("Acquisition"), a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Carey Winston, a commercial real estate services provider in the greater Washington D.C., Baltimore and northern Virginia metropolitan area. The Company had agreed to lend to Carey Winston $2 million of working capital at or before the closing of a merger between the Company and Carey Winston, of which $1 million was funded by the Company to Carey Winston on September 17, 1996 as an interim loan. Carey Winston and the Company subsequently determined to terminate the Merger Agreement, with the Company's loan being repayable, with interest, over 14 months and the

Company being entitled to liquidated damages of $200,000 in lieu of reimbursement for expenses, and, if a change of control of Carey Winston occurs within 15 months, liquidated damages in lieu of potential claims for non-consummation of the merger of $500,000. Carey Winston has paid the full liquidated damages in respect of expenses to the Company. Separately, the Company and Carey Winston have agreed to jointly explore European real estate management and related business opportunities.

    TRANSFER OF CONTROLLING INTEREST TO TAMARIX. Finprogetti has agreed pursuant to the Taramix/Finprogetti Acquisition Agreement to sell to Tamarix prior to the effective date of this Registration Statement 1,000,000 shares of Common Stock owned by Finprogetti. Tamarix and Finprogetti have agreed that Finprogetti shall have a put right and Tamarix shall have a call right with respect to an additional 635,000 shares of Common Stock owned by Finprogetti. The put option is exercisable for a one-year period, beginning on the first anniversary of the closing of the 1,000,000 share purchase and the call option is exercisable during the two years beginning on such closing date. During such two-year period, Tamarix will have a proxy from Finprogetti to vote such 635,000 shares. In addition, prior to the effective date of this Registration Statement, Finprogetti is required to deliver the resignations of certain members of the Company's Board of Directors who had been nominated by Finprogetti. In connection with the Tamarix/ Finprogetti Acquisition Agreement, the Company has agreed to (a) issue to Centaurus, the Manager of Tamarix, the Centaurus Warrant to purchase 1,250,000 shares of Common Stock with an exercise price equal to the offering price per-share of Common Stock in this Offering, exercisable for a three-year period commencing on the date of this Prospectus, (b) register the shares of the Company purchased from Finprogetti as well as the shares underlying the Centaurus Warrant, and (c) cause the By-Laws or the Certificate of Incorporation of the Company to be amended to provide for (i) a staggered Board of Directors which shall include at least one person nominated by Tamarix in each of the three classes, (ii) provide for a representative of Tamarix to be Chairman of the Board of the Company, (iii) provide that Tamarix's consent will be required to further amend the Company's Certificate of Incorporation, and
(iv) require that the Board of Directors be expanded and limited to not more than 11 members, such Board to include three Tamarix nominees and an additional three independent directors who are experienced in business matters and otherwise reasonably acceptable to Tamarix. The Company may not declare and pay dividends without the approval of the Tamarix-nominated directors. The Company has also agreed to engage Tamarix Capital Corporation, for three years to provide certain financial advisory services to the Company at a cost of $200,000 per year, payable quarterly, plus reasonable expenses. As financial advisor, Tamarix Capital Corporation will, among other things, identify potential investment or acquisition opportunities for the Company, and sources of capital for the Company and its Portfolio Companies. Tamarix Capital Corporation is a New York-based merchant and investment banking firm founded by Messrs. Mark Hauser and William Spier. Tamarix Capital Corporation acts as advisor to and, through its affiliates, makes principal investments in, public and private companies in a variety of growth industries, both in the U.S. and internationally.

STRUCTURE OF THE COMPANY

    The Company was incorporated under the laws of the State of Maryland in 1917. The following chart depicts the current structure of the Company.

    [The following is a textual summary of the current organizational chart of the Company. The chart in graphical form is included in the paper version of this filing:

    The Company owns 100% of the equity interest in Temporary Integrated Management, S.p.A., an Italian corporation, a 99.9% equity interest in Trident Rowan Servizi S.p.A. ("TRS"), an Italian corporation, a 20% equity interest in Moto Guzzi Corp., a Delaware corporation, and a 95.54% equity interest in Finproservice S.p.A., an Italian corporation.

    TRS owns an 83.92% equity interest in O.A.M. S.p.A. ("OAM"), an Italian corporation.

    OAM owns a 60% equity interest in Moto Guzzi Corp., a 100% equity interest in Finprogetti International Holdings, S.A., a Luxembourg corporation ("FIH"), a 99.9% equity interest in Pastorino Strade, S.r.l., a 25% equity interest in Domer S.r.l., and an 80% equity interest in Grand Hotel Bitia S.r.l. FIH owns the remaining .1% equity interest in Pastorino Strade. Domer owns a 68.19% equity interest in Interim S.p.A. and a 100% equity interest in Immobiliare Broseta S.r.l., all Italian entities. Interim S.p.A. owns a 100% equity interest in Villa Giosis S.r.l.

    FIH owns a 99.6% equity interest in L.I.T.A. S.p.A. OAM. owns the remaining 0.4% interest in L.I.T.A.

    Moto Guzzi Corp. owns a 100% equity interest in Moto Guzzi S.p.A. ("Moto Guzzi"), an Italian corporation and in Moto America, Inc., a North Carolina corporation.

    Moto Guzzi owns a 100% equity interest in Centro Ricambi S.r.l., an Italian corporation, a 25% equity interest in MGI GmbH, a German corporation, and a 100% equity interest in Moto Guzzi France, S.A., a French corporation.]

PROPERTIES

    The following facilities were in 1996, and are presently, leased or owned by the Company in the active conduct of its business:

        (a) 1,700 square feet of office space at Two Worlds Fair Drive, Franklin Township, Somerset, NJ 08873, in which are located the United States administrative office of the Company, and which is occupied under a five-year lease expiring in 2001, at a monthly rental of approximately $2,200.

        (b) Factory and office facilities owned in fee and located in Mandello del Lario, Italy in a group of one, two and three story buildings aggregating 54,550 square meters, and which is used by Moto Guzzi. This facility is currently operating at approximately 55% of production capacity calculated as a percentage of available space.

        (c) Centro Ricambi's spare parts distribution facility is located at a 3,683 square meter facility in Modena, Italy, under a six-year lease expiring in 2002. The current year lease obligation is Lit. 239 million ($157,000), and is subject to incremental annual increases.

        (d) Offices aggregating 480 square meters in Milan, Italy, used by Finprogetti Servizi, Trident Rowan Servizi, Finprogetti Investimenti Immobiliari and T.I.M. are leased from an entity affiliated with Francesco Pugno Vanoni, the Chairman of the Board of the Company, and his brother, at a cost of Lit. 148 million ($97,000) in 1996 under a lease expiring on August 31, 2000. The rental is believed to be comparable to rents paid for similar facilities elsewhere in Milan.

        (e) Unimproved land aggregating 2,539,020 square meters in Cagliari, Italy. The Company, through OAM, owns an 80% interest therein, and is exploring its disposition. An unaffiliated third party had an option to purchase the Company's interest, which expired unexercised on June 30, 1996 for Lit. 10,600 million ($6,928,000), less outstanding debt.

        (f) Offices aggregating 150 square meters in Brescia, Italy used by Finproservice S.p.A. at an annual rental of Lit. 16 million ($10,458) under a six-year lease expiring in 2001.

        (g) Factory and related commercial facility aggregating approximately 10,000 square meters in Torino, Italy leased by L.I.T.A., at an annual rental of Lit. 510 million ($333,000) in 1996 and used at approximately 80% of present production capacity, based on present equipment in place.

LEGAL PROCEEDINGS

    The Company and its subsidiaries are involved in litigation in the normal course of business. Management does not believe, based on the advice of its legal advisors, that the final disposition of such litigation will have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following information concerns the directors, officers, key employees of and consultants to the Company.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------

Howard E. Chase......................................          60   President, Chief Executive Officer, Director and
                                                                    member of the Executive Committee

Albino Collini.......................................          55   Executive Vice President, Chief Operating Officer,
                                                                    Director and member of the Executive Committee

Mario Tozzi-Condivi..................................          71   Vice Chairman, Director and member of the Executive
                                                                    Committee

Carlo Previtali......................................          52   Secretary and Treasurer

Santiago De Tomaso...................................          40   Director

Emanuel Arbib*.......................................          30   Director

Nicola Caiola*.......................................          71   Director

Mark S. Hauser*......................................          39   Director

Dr. Arno Morenz......................................          58   Director-

Louis Perlman*.......................................          50   Director

William Spier*.......................................          62   Director TRIANGLE

Giovanni Avallone**..................................          54   Director and member of the Executive Committee

Roberto Corradi**....................................          59   Director

Carlo Garavaglia**...................................          52   Director

Francesco Pugno Vanoni**.............................          67   Chairman of the Board and member of the Executive
                                                                    Committee

Maria Luisa Ruzzon**.................................          49   Director

------------------------------

* Upon consummation of the Tamarix/Finprogetti Acquisition Agreement, these persons will be appointed to the Board of Directors.

** Upon consummation of the Tamarix/Finprogetti Acquisition Agreement, these directors have agreed to resign from their positions with the Company. (See "Business--Recent Transactions--Transfer of Controlling Interest to Tamarix")

- Dr. Morenz has agreed to become a director of the Company on April 25, 1997, to fill an existing vacancy on the Board.

 TRIANGLE  Upon consummation of the Tamarix/Finprogetti Acquisition Agreement,
    Mr. Spier will be appointed Chairman of the Board.

    HOWARD E. CHASE has served as Director of the Company since 1971, as Secretary of the Company and as Company counsel from 1971 until September 1995 and as President and Chief Executive Officer of the Company since October 1995. He has also served as Vice-President of the Company from 1986 to October 1995; a partner of Morrison Cohen Singer & Weinstein, LLP from April 1984 until September 1995; and a director of Thoratec Laboratories, Inc., a Nasdaq-traded company since 1987.

    ALBINO COLLINI has served as Director of the Company since 1995, and Executive Vice President and Chief Operating Officer of the Company since October 1995. He has also served as a Director of Moto Guzzi since July 1995; founder and President of T.I.M. S.p.A. and predecessors since 1987; Managing Director of Finprogetti S.p.A. from July 1995 until May 1996; and Director of Finprogetti International Holding, S.A. since October 1993.

    MARIO TOZZI-CONDIVI has served as Director of the Company since 1993, and as Vice Chairman since October 1995. He has also served as Director of Moto Guzzi, S.p.A. since July 1995; President of Maserati Automobiles Incorporated, the Company's former subsidiary, from February 1989 until 1996; Chairman of the Board of Maserati U.K. Ltd., 1986 to 1987; and has been an independent consultant to automobile importers, distributors and dealers in England, Italy, Singapore and South Africa, since 1984.

    CARLO PREVITALI has served as Secretary and Treasurer of the Company since July 1995. He has also served as Director of Finprogetti International Holding, S.A. from November 1988 to December 1994; Director of Nolan S.r.l., a manufacturer of motorbike helmets, from May 1989 to November 1990; Chief Executive Officer of Profin S.p.A., an investment company from January 1990 to December 1995; Director of Cem S.p.A., a manufacturer of compressors, from March 1990 to January 1991; Chief Executive Officer of Unifin, S.r.l., an investment company, from March 1990 to October 1991; Director of Progetti Cosmetics S.r.l. from June 1991 to June 1994; Director of Oikos S.r.l., an investment company, from September 1991 to March 1993; Director of Team Finanziaria S.r.l., an investment company, from October 1991 to July 1993; Chief Executive Officer of Finprogetti Investimenti Immobiliare, S.p.A. from February 1993 to October 1995; Director of Finproservice, S.p.A. from March 1993 to September 1994; Director of O.A.M., S.p.A. since July 1995; Director of American Finance, S.p.A. since July 1995; Director of Opticos S.r.l., a manufacturer of sport glasses, from May 1983 to July 1991; San Giorgio S.r.l., in which Mr. Previtali held a non-executive post until he resigned in November 1993, has been in "controlled administration" in Italy since 1995. Controlled Administration is roughly analogous to United States bankruptcy reorganization. He served as an officer of Finprogetti S.p.A. from 1983 until June 1996.

    SANTIAGO DE TOMASO has served as Director of the Company since 1993 and President and Chief Operating Officer of the Company from 1993 to October 1995; as Sales and Promotion Manager and Member of the Board of Directors of De Tomaso Modena S.p.A., an unrelated company, for more than the past five years; Vice President of Immobiliare Canalgrande S.p.A. for more than the past five years; Administratore Unico of Storm S.r.l. since May 1992; and as a Director of Moto Guzzi S.p.A. and of Trident Rowan Servizi S.p.A., each for more than the past five years.

    EMANUEL ARBIB is the Managing Director of Capital Management Ltd, an international money management firm based in Jersey, Channel Islands with more than $200 million under management. The firm specializes in the high quality sector of the global fixed income market. He is also the co-founder and Managing Director of Global Investment Advisors, a London-based investment company. Since January 1996 he has served as managing Director of BioSafe Europe, an affiliate of BioSafe International Inc., a publicly traded company engaged in waste management and landfill reclamation. Since September 1996, he has served as a director of International Capital Growth Ltd., and its European subsidiary Capital Growth (Europe) Ltd., investment banking firms. From 1990 until 1991 Mr. Arbib headed the Italian desk for Eurobond sales at Prudential Bache Securities
(UK) Ltd.

    NICOLA CAIOLA has been the sole shareholder, chairman and Managing Director of Services Financiers S.A., a Swiss private financial consulting firm in the mergers and acquisitions field, since 1979.

    MARK S. HAUSER is an attorney and a founder and Managing Director of Tamarix Capital Corporation, a New York-based merchant and investment banking firm. Between 1986 and 1990, Mr. Hauser was Managing Director of Ocean Capital Corporation, an international investment banking firm. In 1991, Mr. Hauser founded Hauser, Richards & Company, also an international investment banking firm. He currently serves as Vice Chairman and a director of Holmes Protection Group, a security alarm company, and a director of ICC Technologies, Inc., a high-technology air conditioning manufacturer, EA Industries,

Inc., an electronics contract manufacturer, Global One Distribution and Merchandising, Inc., a trend merchandising company, Integrated Technologies of Israel, Ltd., a joint venture of an investment group and Israel Aircraft Industries, and of Direct Language Communications, Inc., a multilingual communications services company.

    DR. ARNO MORENZ served as the chairman of the board of management of Achener Ruckversicherung, a German reinsurance firm, from 1984 until 1996, when the firm was acquired by a unit of General Electric Capital. He was subsequently appointed to the firm's supervisory board, and is the chairman of three companies within the larger reinsurance group which specialize in non-traditional re-insurance.

    LOUIS PERLMAN is engaged in the business of investing in, acquiring and managing troubled companies. Since 1996 he has served as a director of and substantial investor in Multi-Color Corp., a publicly held commercial printing and packaging company. Between 1988, when he acquired it from McGraw-Hill, Inc., and 1996 when the company was sold, he served as chairman and chief executive officer of Chemical Week Associates, a publisher of trade periodicals in the chemical industry. He has also invested in, and served on the boards of directors of, Technogenetics, Inc. and Innovir Laboratories, Inc., both publicly held companies.

    WILLIAM SPIER is a founder and Managing Director of Tamarix Capital Corporation. From May 1991 until October 1996, he was chairman and chief executive officer of DeSoto, Inc., a manufacturer of household cleaners and detergents. DeSoto was acquired by Keystone Consolidated Industries, Inc., a Texas-based manufacturer of steel and wire rods, of which Mr. Spier is a director. Mr. Spier is also currently a director of Geotek Communications, Inc., a wireless telecommunications company, Video Lottery Technologies, a supplier of software, equipment and related services on-line and video lotteries and gaming programs, EA Industries, Inc., and Integrated Technologies, Inc., a computer peripheral and telecommunications device and software company. From 1982 until 1989, Mr. Spier was a private investor, having been Vice Chairman of Phibro-Salomon, Inc. until 1982.

    GIOVANNI AVALLONE has served as Director of the Company since July 1995 and has served as Director of Finprogetti from February 1993 until June 1996. He has also served as Director and President of L.I.T.A. S.p.A. since February 1995; a Director of T.I.M. since December 1994 and Director of Interim S.p.A. since April 1993. Mr. Avallone has served as a director of financial and strategic planning at Ori Martin S.p.A., a steel mill, since 1990. Since 1990 he has served in a similar capacity at Finoger S.p.A. which is engaged in investment finance. Mr. Avallone served as President of Comadepur, a water purification joint venture from 1990 to 1994, and served as the manager responsible for mergers and acquisitions at Viveco S.r.l. from 1990-1995.

    ROBERTO CORRADI has served as Director of the Company since 1989, and as Chairman of Progetto S.a.A. di Roberto Corradi & Co., an architectural firm, since 1987.

    CARLO GARAVAGLIA has served as Director of the Company since 1995, and as a Member of Studio Legale Tributario Associates, a law firm in Milan, for more than five years. He has also served as a Director of Trident Rowan Servizi since May 1994 and Chairman of its board of directors since July 1995; Director and President of Moto Guzzi since July 1995; Director of O.A.M. since May 1994; Chairman of the Board of O.A.M. since July 1995; Director of Finprogetti Investimenti Immobiliare S.p.A. since October 1993; Director of Grand Hotel Bitia S.r.l. since March 1994; Director of T.I.M. since December 1994; Director of Tridentis Financiere S.r.l. since December 1990; and Director of Finprogetti S.p.A. from September 1993 until June 1996.

    FRANCESCO PUGNO VANONI has served as Chairman of the Board since October 1995 and as President and director of Finprogetti S.p.A. for more than five years prior thereto. He is also, and has been for more than the past five years, the President and Director of Ceccato, S.p.A., which is a major European manufacturer of vehicle washing equipment and systems and air compressors, which are sold internationally.

    MARIA LUISA RUZZON has served as Director of the Company since July 1995 and had served as Director of Finprogetti from February 1993 until June 1996. She was the sole Director of Filatura di Novana, a textile mill, from 1990 until 1992, has been a Director of Metano Parese S.p.A., a natural gas distributor, since 1990, and a General Manager of Maglificio Giovanni Brugnoli S.p.A. since June 1993.

    Each of Finprogetti, Mario Tozzi-Condivi, Albino Collini, Howard E. Chase and Francesco Pugno Vanoni had agreed in connection with the Finprogetti Acquisition, to vote all shares he or it may hold in favor of a slate of nominees consisting of five persons designated by Finprogetti and five persons designated by management. Upon consummation of the Tamarix/Finprogetti Acquisition Agreement, each of such persons has agreed to terminate the voting agreement. Pursuant to the Tamarix/Finprogetti Acquisition Agreement, however, Tamarix will have the right to designate three nominees for election as Directors, and the right to reasonably approve three other independent directors. See "Transfer of Controlling Interest to Tamarix."

    None of the present directors of the Company except Mr. Chase is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act") or of any company registered as an Investment Company under the Investment Company Act of 1940. There is no family relationship among any of the members of the Board of Directors or the officers of the Company. Upon reconstitution of the Board following consummation of the Tamarix/Finprogetti Acquisition Agreement, Messrs. Hauser, Perlman and Spier will also be Directors of the Company who also serve as directors of other companies with a class of securities registered under the Exchange Act.

    The Board of Directors established an Audit Committee in 1995, which currently consists of the following: Howard E. Chase, Carlo Garavaglia and Roberto Corradi. The Audit Committee is charged with the responsibility to review the performance of the independent accountants as auditors for the Company, discuss and review the scope and the fees of the prospective annual audit, review with the auditors the corporate accounting practices and policies and recommend to whom reports should be submitted within the Company, review their final report with the auditors, review with the auditors overall accounting and financial controls, and be available to the auditors during the year for consultation purposes. In addition, the Audit Committee is charged with conducting an appropriate review of all related party transactions on an ongoing basis and a review of potential conflict of interest situations. The Board of Directors also authorized, but has not yet appointed members of, a Compensation Committee, charged with the responsibility to review and make recommendations to the Board regarding salaries, compensation and benefits of executive officers and key employees of the Company.

EXECUTIVE COMPENSATION

    The following table shows, for the three years ended December 31, 1996, 1995 and 1994, the cash compensation paid or accrued for those years to the President of the Company and each of the other four most highly compensated executive officers of the Company whose aggregate annual salary and bonus exceeded $100,000 for the Company's last year in all the capacities in which they served ("Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                                                                 -------------
                                                                                                    AWARDS
                                                                    ANNUAL                       -------------
                                                                 COMPENSATION        OTHER         OPTIONS/
                                                                ---------------      ANNUAL          SARS
NAME AND PRINCIPAL POSITION                            YEAR     SALARY(LIT./$)(1)  COMPENSATION       (#)
---------------------------------------------------  ---------  ---------------  --------------  -------------

Santiago De Tomaso.................................       1994  Lit.100,000,000/            -0-          -0-
  President of the Company until October 28, 1995                     ($65,359)

                                                          1995  Lit.76,500,000/             -0-       30,000
                                                                      ($50,000)

Howard E. Chase....................................       1995  Lit.155,737,000/            -0-      300,000
  President and Chief Executive Officer since             1996       ($101,789)             -0-          -0-
  October 28, 1995                                              Lit.573,750,000/
                                                                     ($375,000)

Albino Collini(2)..................................       1995  Lit.186,700,000/ Lit.50,000,000/     150,000
  Executive Vice President since October 28, 1995         1996       ($122,026)       ($32,680)          -0-
                                                                Lit.382,500,000/ Lit.76,500,000/
                                                                     ($250,000)       ($50,000)

Mario Tozzi-Condivi(3).............................       1995  Lit.93,414,000/             -0-      200,000
  Vice Chairman since October 28, 1995                    1996        ($61,055)             -0-          -0-
                                                                Lit.283,050,000/
                                                                     ($185,000)

Domenico Costa.....................................       1995  Lit.237,850,000/            -0-       60,000
  President of T.I.M.                                     1996       ($155,458)             -0-          -0-
                                                                Lit.240,000,000/
                                                                     ($156,863)

Arnolfo Sacchi.....................................       1994  Lit.192,000,000/            -0-          -0-
  Administrative Delegato of Moto Guzzi since 1994        1995       ($125,490)             -0-          -0-
                                                          1996  Lit.223,519,700/            -0-          -0-
                                                                     ($146,092)
                                                                Lit.240,000,000/
                                                                     ($156,863)

Carlo Previtali....................................       1996  Lit.240,000,000/            -0-          -0-
  Treasurer and Secretary                                            ($156,863)

------------------------------

 The aggregate amount of all perquisites and other personal benefits paid to each of the Named Executive Officers did not exceed the greater of $50,000 or 10% of such Officer's salary.

(1) Lire amounts have been converted to dollars at the rate of 1,530 lire per U.S. Dollar, the approximate rate in effect on December 31, 1996.

(2) Does not include Lit. 376,767,000 ($246,253) received in respect of a certain T.I.M. engagement predating the Company's acquisition of T.I.M. as part of the Finprogetti Transaction.

(3) The above amounts plus expenses were paid to Como Consultants Limited, an Isle of Jersey company, which provides the Company with the services of Mr. Tozzi-Condivi. No other form of compensation was paid to Como Consultants or to Mr. Tozzi-Condivi.

STOCK OPTION PLANS

    In order to attract and retain employees, the Board of Directors adopted, and the shareholders approved, the 1995 Non-Qualified Stock Option Plan ("1995 NQ Plan") and the 1995 Stock Option Plan for Outside Directors ("1995 Directors Plan"). The 1995 NQ Plan and the 1995 Directors Plan are referred to collectively as the "1995 Plans." Options to purchase an aggregate of 2,150,000 shares of common stock (subject to antidilution adjustments under certain circumstances) may be awarded under the 1995 Plans.

    1995 NQ PLAN

    The Board of Directors has authorized the grant of 2,000,000 options under the 1995 NQ Plan. In connection with the execution of employment agreements, a total of 960,000 of such options were granted in 1995, each at an exercise price of $12.26 per share to ten officers and key employees, six of whom are also members of the Board of Directors. An additional 22,500 options were granted in 1996, each with an exercise price of $12.26 per share to the two executive officers of Moto America, Inc. in connection with the Company's acquisition. The options vest over three or five years in equal proportions. See "Option Grants."

    The 1995 NQ Plan is administered by a committee consisting of two members of the Board, neither of whom for at least one year prior to such member's commencement of service, received any discretionary grant of options under the 1995 NQ Plan or otherwise. Members of the committee are not entitled to receive grants under the 1995 NQ Plan. The maximum number of options which any optionee may receive is 350,000 per calendar year.

    All officers and employees who, in the opinion of the committee have made or are expected to make key contributions to the success of the Company are eligible to receive options under the Plan. The committee may determine, subject to the terms of the 1995 NQ Plan, the persons to whom options will be awarded, the number of shares and the specific terms of each option granted. Officers and key employees of companies acquired or operated by the Company or its subsidiaries may also be option recipients. Specific performance or other criteria governing the granting of the remaining options have not yet been established by the committee. Options may not be granted at an exercise price below the fair market value on the date of grant.

    If an option expires unexercised, is surrendered by the grantee for cancellation, is canceled or otherwise becomes unexercisable, the shares underlying the grant will again become available for the granting of new options under the 1995 NQ Plan.

    The plan is subject to amendment by a majority of those members of the Board of Directors who are ineligible to receive options, but the Board may not (i) change the total number of shares of stock available for options; (ii) increase the maximum number of options; (iii) extend the duration of the plan; (iv) decrease the minimum option price or otherwise materially increase the benefits accruing to recipients; or (v) materially modify the eligibility requirements.

    1995 DIRECTORS' PLAN

    All non-employee directors, who were never previously employed by the Company or eligible to receive options, will annually receive, on each January 2 beginning in 1996, options to purchase 5,000 shares under the 1995 Directors Plan. Newly appointed or elected non-employee directors receive a grant upon taking office.

    A total of 20,000 options under the plan were granted in each of 1996 and 1997. Options granted in 1996 are exercisable at $12.26 per share and options granted on January 2, 1997 are exercisable at $9.313 per share. Options to be granted in future years will be exercisable at the reported closing price of the stock on January 2 of the year of grant. Options are not exercisable until the later of January 2 of the year succeeding the date of grant or six months following the date of grant.

    The authority to grant options under the 1995 Directors Plan will terminate on the earlier of December 31, 2005 or upon the issuance of the maximum number of shares of stock reserved for issuance under the plan which is 150,000, 110,000 of which remain available for issuance.

    The 1995 Directors Plan may be amended by the Board of Directors except that provisions thereof concerning granting of options may not be amended more than once every six months unless necessary to comply with the Internal Revenue Code or the Employee Retirement Income Security Act.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

    No stock options or SARs were granted in the fiscal year ended December 31, 1996 to any of the Named Executive Officers.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

    The following table summarizes the number of exercisable and unexercisable options held by the Named Executive Officers at the end of 1996. None of the unexercised options held by the Named Executive Officers at the end of 1996 were in the money.

                                                                                     NUMBER OF SHARES
                                                                  NUMBER OF       UNDERLYING UNEXERCISED
                                                                   SHARES            OPTIONS/SARS AT
                                                                  ACQUIRED           FISCAL YEAR-END
                                                                     ON          ------------------------
NAME                                                             EXERCISE(1)     EXERCISABLE  UNEXERCISABLE
------------------------------------------------------------  -----------------  -----------  -----------
Howard E. Chase, CEO........................................         --              60,000      240,000
Mario Tozzi Condivi.........................................         --              40,000      160,000
Albino Collini..............................................         --              30,000      120,000
Santiago De Tomaso..........................................         --              10,000       20,000
Domenico Costa..............................................         --              20,000       40,000
Arnolfo Sacchi..............................................         --              20,000       40,000
------------------------
(1)  None of the Named Executive Officers exercised any stock options in 1996.

COMPENSATION OF DIRECTORS

    Non-employee members of the Board of Directors of the Company will each be paid $4,000 per year from the Company for services rendered in their capacity as such and will receive automatic grants of stock options. See "Stock Option Plans--1995 Directors' Plan." Officers of the Company or its subsidiaries who are members of the Board of Directors of the Company and employees receive compensation for services rendered in their capacities as officers only, and may be entitled to discretionary grants of stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Board of Directors established a compensation committee on October 28, 1995, but it has not convened. The Company and each of its subsidiaries has, to date, addressed all compensation issues through its or their respective boards of directors. All present members of the Board of Directors other than Ms. Ruzzon and Mr. Corradi served as executive officers and/or employees of the Company and/or one or more of the Company's subsidiaries in 1996.

    Messrs. Tozzi-Condivi, Chase, Pugno Vanoni, Garavaglia and Previtali engaged in transactions with the Company during 1996 in addition to serving as a director and/or officer of the Company. See "Certain Transactions."

EMPLOYMENT CONTRACTS

    In November 1995, the Company entered into employment agreements with each of Howard E. Chase, Albino Collini, Giovanni Avallone, Domenico Costa and Carlo Previtali, an agreement for limited services with Francesco Pugno Vanoni, and a Consulting Agreement with Como Consultants, Limited, a corporation which provides the services of Mario Tozzi-Condivi. The agreements with Messrs. Chase, Collini and Pugno Vanoni and with Como Consultants are for a term of five years, and all other agreements are for a term of three years, subject, in all cases, to early termination under certain conditions. Pursuant to such agreements Mr. Chase serves as President and Chief Executive Officer at a base salary of $375,000 per year, Mr. Collini serves as Chief Operating Officer at a base salary of $250,000 per year plus a guaranteed additional payment of $50,000 per year and Mr. Tozzi-Condivi serves as Vice Chairman of the Board and Chairman of the Executive Committee at a base compensation of $185,000 per year. All such agreements include cost-of-living increases and non-competition provisions for a period of two years after termination of employment. The three-year agreement with Mr. Previtali provides for his serving as Treasurer of the Company at a salary of Lit. 240 million ($156,863) per year, the agreement with Mr. Avallone provides for his serving on a part-time basis as Director of Special Projects and Merchant Banking at an annual salary of Lit. 60 million ($39,216), and the agreement with Mr. Pugno Vanoni provides that in any year in which he serves on the Company's Executive Committee, he will receive a salary of Lit. 80 million ($52,288) for such year. Mr. Costa is employed as Managing Director of T.I.M. for three years at a salary of Lit. 240 million ($156,863) per year. In connection with the Tamarix/Finprogetti Acquisition Agreement, Mr. Pugno Vanoni and Mr. Avallone have agreed to terminate their employment agreements.

    The compensation of the Named Executive Officers in 1996 was the result of the negotiated employment agreements described above, and not the implementation of a compensation policy.

                              CERTAIN TRANSACTIONS

    In 1995, the Company repurchased shares previously owned by its former Chairman of the Board, and agreed to repurchase the remaining 776,530 shares formerly so held. See "Business--Recent Transactions--Repurchase of Former Chairman's Shares." The Company has also agreed to repurchase 73,110 shares from Finprogetti currently a 43.8% shareholder, at a specified time and price. See "Business-- Finprogetti Acquisition."

    The law firm of Morrison Cohen Singer & Weinstein, LLP is counsel to the Company. Howard E. Chase, a Director of the Company and its Chief Executive Officer, was a member of such firm until September 1, 1995, and he is now of counsel to such firm. Fees paid by the Company and subsidiaries to Morrison Cohen Singer & Weinstein, LLP in 1996 did not exceed 5% of such firm's gross revenues for that period.

    Como Consultants Limited, an Isle of Jersey company which employs Mario Tozzi-Condivi, a Director of the Company and its Vice-Chairman, was paid $185,000 in 1996 for consulting services rendered to the Company.

    Mr. Carlo Garavaglia, a Director of the Company, is a member of a law firm which was paid by the Company and its subsidiaries in 1996 for legal and statutory auditing services rendered, an amount less than 5% of such firm's gross revenues in such period.

    Mr. Pugno Vanoni and his brother own offices in Milan which are leased to certain subsidiaries of the Company acquired from Finprogetti at a rental of Lit. 148 million ($97,000) per year.

    Mr. Carlo Previtali, Mr. Giovanni Avallone, Ms. Maria Luisa Ruzzon, Mr. Carlo Garavaglia and Mr. Francesco Pugno Vanoni all served as directors of Finprogetti until July 19, 1996.

    Mr. Mark Hauser and Mr. William Spier, who will become directors of the Company following consummation of the Tamarix/Finprogetti Acquisition Agreement, are Managing Directors of Tamarix Capital Corporation.

    Upon consummation of the Tamarix/Finprogetti Acquisition Agreement, Tamarix Capital Corporation, an affiliate of Tamarix, will be retained by the Company as a financial advisor for a period of three years at an annual fee of $200,000 payable in quarterly installments. Centaurus, the Manager of Tamarix, will be granted warrants to purchase 1,250,000 shares of Common Stock. Messrs. Hauser, Spier and Emanuel Arbib collectively control Centaurus. See "Business--Recent Transactions--Transfer of Controlling Interest to Tamarix."

    The Cologne property has been sold to a company affiliated with Antonio Bertoni who is a shareholder of Domer S.r.l. and Managing Director of Interim S.p.A. The Company is a minority shareholder in both such entities. See "Business--Commercial Real Estate Development Segment."

    All transactions between the Company and its officers, directors, principal shareholders or other affiliates have been on terms no less favorable than those that are generally available from unaffiliated third parties. Any such future transactions will be on terms no less favorable to the Company than could be obtained from an unaffiliated third party on an arm's-length basis and will be approved by a majority of the Company's independent and disinterested directors.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of Common Stock as of April 18, 1997, and as adjusted to reflect the sale of the Securities offered hereby, the transactions contemplated by the Tamarix/Finprogetti Acquisition Agreement and the grant of the Centaurus Warrant, by (i) each person who is known by the Company to own beneficially 5% or more of the Common Stock, (ii) each of the Company's directors, director nominees and Named Executive Officers, and (iii) all directors and executive officers as a group. Unless otherwise indicated, each person in the table has sole voting and investment power with respect to the shares shown.

                                                                                                             PERCENTAGE
                                                                                                         BENEFICIALLY OWNED
                                                                                                         -------------------
                                                                                    NUMBER OF SHARES      BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER**                                             BENEFICIALLY OWNED    OFFERING   OFFERING
--------------------------------------------------------------------------------  --------------------   --------   --------
Finprogetti, S.p.A..............................................................       1,708,350(1)(2)     43.8%      *   %
  Via Fieno 8
  Milan, Italy 20123
TAMARIX INVESTORS LDC...........................................................       2,885,000(2)(3)     0          45.0
  444 MADISON AVE.
  NEW YORK, NY 10022
Tail Trust......................................................................         776,530           19.9       15.1
  c/o Pirunico Trustees (Jersey)(4)
  Limited Account 282
  44 Esplanade House
  St. Helier, Jersey
  Channel Islands
Howard E. Chase(5)..............................................................          70,000            1.8        1.3
Albino Collini(6)...............................................................         165,972            4.3        3.2
Francesco Pugno Vanoni(6).......................................................          32,971           *          *
Mario Tozzi-Condivi(7)..........................................................          40,000           *          *
Santiago De Tomaso(8)...........................................................          10,000           *          *
Domenico Costa(9)...............................................................          20,000           *          *
Arnolfo Sacchi(9)...............................................................          20,000           *          *
Giovanni Avallone...............................................................          20,000           *          *
Roberto Corradi.................................................................           5,000           *          *
Carlo Garavaglia................................................................           5,000           *          *
Maria Luisa Ruzzon..............................................................           5,000           *          *
Emanuel Arbib(10)...............................................................       2,885,000              0       45.0
Nicola Caiola...................................................................               0
Mark S. Hauser(10)(11)..........................................................       2,885,000              0       45.0
Dr. Arno Morenz.................................................................               0
Louis Perlman...................................................................               0
William Spier(10)(11)...........................................................       2,885,000              0       45.0
All officers and directors as a Group (18 persons)..............................       3,298,943(12)        9.7%      51.0%

------------------------

*   Less than 1%.

** Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("Commission") and generally includes voting or investment power with respect to securities. Shares of Common Stock upon the exercise of options, warrants currently exercisable, or exercisable or convertible within 60 days, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

 (1) Excludes 165,972 shares owned beneficially by Albino Collini and 32,971 shares owned beneficially by Francesco Pugno Vanoni. Includes 73,110 shares which are subject to repurchase pursuant to an agreement with the Company.

 (2) 1,635,000 of such shares are subject to the Tamarix/Finprogetti Acquisition Agreement. See "Recent Transactions--Transfer of Controlling Interest to Tamarix" for a description of Finprogetti's agreement to sell such shares to Tamarix. Upon consummation of the Tamarix/Finprogetti Acquisition Agreement, Tamarix and affiliates thereof will be the beneficial owner of 2,885,000 shares, including the 635,000 shares held by Finprogetti subject to a call option by Tamarix and a put option by Finprogetti. Finprogetti, in such event, will own less than 1% of the shares outstanding, substantially all of which are subject to purchase by the Company. See "Recent Transactions--Finprogetti Acquisition."

 (3) Includes 1,250,000 shares of stock underlying warrants granted to Centaurus.

(4) Pirunico Trustees (Jersey) Limited is the trustee of the Tail Trust, which acquired by gift shares formerly owned by the Company's former principal shareholder and Chairman.

(5) Includes 60,000 shares purchasable upon exercise of options.

(6) Mr. Collini is a former officer and Mr. Pugno Vanoni is a former officer and director and a current shareholder, of Finprogetti, which beneficially owns 1,708,350 shares. Neither has authority to dispose of or vote the shares of Finprogetti, and disclaims beneficial ownership thereof. Of the shares owned beneficially by Mr. Collini, 135,972 are held of record by Tairona, S.A., a Luxembourg corporation affiliated with Mr. Collini, and 30,000 represent options exercisable within 60 days. Of the shares owned by Mr. Pugno Vanoni, 8,000 represent options exercisable within 60 days.

(7) Includes 40,000 shares purchasable upon exercise of options.

(8) Includes 10,000 shares purchasable upon exercise of options.

(9) Includes 20,000 shares purchasable upon exercise of options.

(10) Messrs. Hauser, Spier and Arbib indirectly own controlling interests in Tamarix and Centaurus, and may therefore be viewed as having beneficial ownership of the Common Stock being acquired by Tamarix and the Centaurus Warrant.

(11) Messrs. Hauser and Spier are principals of Tamarix Capital Corporation, an affiliate of Tamarix.

(12) Includes 228,000 shares purchasable upon exercise of options, as well as, after the Offering, the Common Stock being acquired by Tamarix and the Centaurus Warrant, with respect to which Messrs. Hauser, Spier and Arbib may be viewed as having beneficial ownership.

                           DESCRIPTION OF SECURITIES

    As of the date of this Prospectus, the authorized capital stock of the Company consisted of 50,000,000 shares of Common Stock, par value $0.01 per share, 3,902,540 of which are outstanding. The securities offered in this Offering consist of 1,250,000 shares of Common Stock and 1,250,000 Warrants.

COMMON STOCK

    The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered hereby by the Company, when sold and issued in accordance herewith will be, validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividends" and "Risk Factors--Absence of Dividends."

    All shares of Common Stock have equal voting rights and, when validly issued and outstanding, the holders of shares of Common Stock are entitled to one vote for each share held on record on all matters to be voted on by the shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. See however "Business--Recent Transactions--Transfer of Controlling Interest to Tamarix."

    Holders of shares of Common Stock have no preemptive, subscription, or redemption rights and there are no conversion provisions applicable to the Common Stock. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution to shareholders, unless there are outstanding shares of preferred stock with priority rights. Currently, there is no class of preferred stock authorized to be issued by the Company.

WARRANTS

    Each Warrant will entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of 120% of the offering price per share of Common Stock for four years commencing one year from the date of this Prospectus. The Company may redeem the Warrants at a price of $.01 per Warrant at any time after they become exercisable if notice of not less than 30 days is given and the last sale price of the Common Stock has been at least 133 1/3% of the then exercise price of the Warrants on all 20 trading days ending on the third day prior to the day on which notice is given.

    Unless extended by the Company at its discretion, the Warrants will expire at 5:00 p.m., New York time, on the fifth anniversary of the date of this Prospectus. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder will have no further rights with respect to the Warrants.

    The Warrants will be issued in registered form under a warrant agreement by and between the Company and American Stock Transfer & Trust Company as Warrant Agent. Reference is made to said Warrant Agreement (which has been filed as an exhibit to the registration statement of which this Prospectus forms a part) for a complete description of the terms and conditions of the Warrants contained therein (the description herein being qualified in its entirety by reference therein).

    The exercise price of the Warrants and the number of shares of Common Stock to be obtained upon exercise of the Warrants are subject to adjustment to protect against dilution in the event of a stock dividend, stock split, recapitalization, reorganization or other similar event. No assurance can be given that the market price of the Common Stock will exceed the exercise price of the Warrants at any time during the exercise period.

    No Warrant will be exercisable unless at the time of exercise there is a current prospectus covering the shares of Common Stock issuable upon exercise of such Warrant under an effective registration statement filed with the Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state of residence of the holder of such Warrants. Although the Company has undertaken to have all shares so qualified for sale in those states where the Securities are being offered and to maintain a current prospectus relating thereto until the expiration of the Warrants, subject to the terms of the Warrant Agreement, there can be no assurance that the Company will be able to do so.

    The Warrants do not confer upon the holder thereof any voting or preemptive rights, or any other rights of a shareholder of the Company. The Company is required to reserve a sufficient number of authorized shares of Common Stock to permit the exercise of the Warrants.

    A Warrant may be exercised upon the surrender of a duly completed certificate on or prior to its expiration at the office of the Warrant Agent, accompanied by cash or a certified or official bank check payable to the order of the Warrant Agent for the exercise price.

CENTAURUS WARRANT; OTHER WARRANTS

    The Company has agreed to issue the Centaurus Warrant to Centaurus to purchase 1,250,000 shares of Common Stock with an exercise price equal to the per-share offering price in this Offering, exercisable for a three-year period commencing on the date of this Prospectus. The Company has also agreed to issue a similar warrant, to purchase an aggregate of 173,306 shares, to two shareholders of the Company who acquired their shares in connection with the Finprogetti Acquisition.

MARYLAND TAKEOVER STATUTE

    Under Section 3-602 of the Maryland General Corporation Laws, which prevents an "interested shareholder" (defined in Section 601, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly held Maryland corporation for five years following the date such person became an interested shareholder, unless:
(i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested shareholder's becoming an interested shareholder, the interested shareholder owns at least 80% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested shareholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested shareholder. The Company is not currently subject to such statute.

INDEMNIFICATION OF DIRECTORS

    A Maryland corporation may indemnify any director or officer made a party to any proceeding by reason of service in that capacity unless it is established that:

        (1) The act or omission of the director was material to the matter giving rise to the proceeding; and (a) was committed in bad faith; or (b) was the result of active and deliberate dishonesty; or

        (2) The director received an improper personal benefit in money, property, or services; or

        (3) In the case of any criminal proceeding, the director has reasonable cause to believe that the act or omission was unlawful.

    Under most circumstances, a court may order indemnification as it deems proper if it determines that the director or officer is fairly and reasonable entitled to indemnification in view of all the relevant circumstances, whether or nor the director has met the foregoing standards. A determination that a director has met the foregoing standards can be made by a majority of the Board of Directors who are not parties to the proceeding, by special legal counsel selected by the Board of Directors, or by the shareholder. Such director shall be reimbursed for reasonable expenses incurred by a director in connection with the proceeding, the determination of what constitutes reasonable expenses is made at the same proceeding that authorized the indemnification. Neither the articles of incorporation nor by-laws of the Company contain any provision which varies or amplifies the provision of the Maryland GCL. Certain officers and employees are entitled to indemnification by the Company pursuant to existing employment agreements.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

    American Stock Transfer and Trust Company, New York, New York, is the transfer agent, Warrant agent and registrar for the Company's Common Stock and Warrants.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have 5,152,540 shares of Common Stock outstanding, assuming no exercise of the Warrants, the Underwriters' over-allotment option, currently outstanding options to purchase 1,045,000 shares of Common Stock, the Representative's Purchase Option, the Centaurus Warrant or warrants to be granted to certain shareholders of the Company to purchase 173,306 shares of Common Stock. The 1,250,000 shares of Common Stock being sold pursuant to this Offering (plus any additional shares of Common Stock sold upon exercise of the Underwriters' over-allotment option) will be, and an additional 813,680 outstanding shares are, freely transferable as of the date of this Prospectus without restriction under the Securities Act, unless they are held by "affiliates" of the Company as that term is used under the Securities Act and the regulations promulgated thereunder. The remaining 3,088,860 shares of Common Stock currently outstanding ("Restricted Shares") were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" under the Securities Act. Subject to lock-up restrictions and other contractual restrictions described below, such Restricted Shares are now eligible for sale pursuant to Rule 144 of the Securities Act, as amended.

    In addition to the possibility of such Restricted Shares being sold freely now or after certain time periods pursuant to Rule 144, the Company is required to register 776,530 Restricted Shares under the Securities Act, at the expense of the Company, if demanded by the holder of such shares, and to maintain the effectiveness of such registration statement until June 30, 1998 (or the earlier sale of all such shares). The Company is obligated to purchase on June 30, 1998, at $11.27 per share all of such shares not theretofore sold by the holder and with respect to which the holder did not reject an earlier offer by the Company, if any, to purchase same at such price. The Company is also required to register upon demand, on up to two occasions, at any time after June 30, 1997, 408,008 Restricted Shares which were issued to certain investors in connection with the Finprogetti Acquisition. The Company is also obligated to purchase 73,110 shares from Finprogetti under the November 7, 1996 agreement.

    The holders of 234,702 Restricted Shares have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any of the shares held by them and/or securities convertible into shares of Common Stock prior to six months from the date of this Prospectus. In addition, pursuant to the Underwriting Agreement, all of the officers and directors of the Company, who beneficially own in the aggregate 413,943 shares of Common Stock, and Tamarix and Centaurus, who collectively beneficially own 2,885,000 shares of Common Stock following the consummation of the Tamarix/Finprogetti Aquisition, have agreed not to sell any of their shares of Common Stock and/or securities convertible into shares of Common Stock until eighteen months from the date of this Prospectus without obtaining the prior written consent of the Representative. In consideration for their agreement to accept a lock-up for 18 months, Finoger S.p.A. and Canopus International Tyles, both shareholders of the Company who acquired their shares in connection with the 1995 Finprogetti Acquisition, will be issued warrants to purchase 118,607 and 54,699 shares of Common Stock, respectively, on terms comparable to the Centaurus Warrrant.

    In general, under Rule 144 as amended, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, who has beneficially owned any restricted securities for at least one year is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding such sale, provided that at least one year has elapsed since such shares were acquired from the Company and certain manner of sale, notice requirements and requirements as to the availability of current public information about the Company are satisfied. Any person who is deemed to be an affiliate of the Company must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of Common Stock which are not restricted securities (such as shares acquired by affiliates in this offering). In addition, under Rule 144(k), as amended, a person who is deemed not to be an affiliate of the Company, and who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided at least two years have elapsed since the shares were acquired from the Company or a non-affiliate of the Company.

    No predictions can be made of the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the then prevailing market price.

                                  UNDERWRITING

    The Underwriters named below for whom GKN Securities Corp.
("Representative") is acting as Representative (collectively "Underwriters"), have agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company a total of 1,250,000 shares of Common Stock and 1,250,000 Warrants.

    The number of Securities which each such Underwriter has agreed to purchase is set forth opposite its name:

UNDERWRITERS                                                                COMMON STOCK    WARRANTS
-------------------------------------------------------------------------  --------------  ----------
GKN Securities Corp......................................................
Southeast Research Partners, Inc.........................................
Total....................................................................      1,250,000    1,250,000

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to the approval of certain legal matters by counsel to the Underwriters and various other conditions precedent, and the Underwriters are obligated to purchase all of the Securities offered by this Prospectus (other than the Securities covered by the over-allotment option described below), if any are purchased.

    The Representative has advised the Company that the Underwriters propose to offer the Securities to the public at the public offering prices set forth on the cover page of this Prospectus and to certain dealers, who are members of the National Association of Securities Dealers, Inc. ("NASD"), at those prices less
a concession not in excess of $         per share of Common Stock and $
per Warrant, of which not in excess of $         per share of Common Stock and
$         per Warrant may be further reallowed to other dealers who are also members of the NASD. After this Offering, the offering price and other selling terms may be changed by the Representative.

    The Company has granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase from the Company at the offering prices set forth on the cover page of this Prospectus, less underwriting discounts and commissions, up to an additional 187,500 shares of Common Stock and/or an additional 187,500 Warrants for the sole purpose of covering over-allotments, if any.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liability under the Securities Act. The Company has agreed to pay to the Representative a non-accountable expense allowance of 3% of the aggregate gross proceeds of the Offering (including the Underwriters' over-allotment option, if exercised), of which $60,000 has been paid to date. The Company has also agreed to pay all expenses in connection with qualifying the Securities offered hereby for sale under the laws of such states as the Representative may designate and for obtaining the clearance of this Offering with the NASD including fees and expenses of counsel retained for such purposes by the Representative and the costs of investigative searches of the Company's executive officers. The Company has also agreed to sell to the Representative, for $100, an option ("Representative's Purchase Option") to purchase up to an aggregate of 125,000 shares of Common Stock and/or 125,000 Warrants. The Representative's Purchase Option is exercisable for four years commencing one
year from the date of this Prospectus, at an exercise price of    % of the
public offering price of the Common Stock or Warrants, as the case may be. The Representative's Purchase Option grants to the holders thereof certain "piggyback" rights and one demand right for a period of seven and five years, respectively, from the date of this Prospectus with respect to registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Representative's Purchase Option. The Representative's Purchase Option cannot be transferred, sold, assigned or hypothecated during the one-year period following the date of this Prospectus, except to officers of the Representative and to the Underwriters and selected dealers and their officers or partners.

    The Company has engaged the Representative, on a non-exclusive basis, as its agent for the solicitation of the exercise of the Warrants. Other NASD members may be engaged by the Representative in its solicitation efforts. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission, the Company has agreed to pay the Representative for bona fide services rendered a commission equal to 5% of the exercise price for each Warrant exercised after one year from the date of this Prospectus if the exercise was solicited by the Representative. In addition to soliciting, either orally or in writing, the exercise of the Warrants, such services may also include disseminating information, either orally or in writing, to Warrant holders about the Company or the market for the Company's securities, and assisting in the processing of the exercise of the Warrants. No compensation will be paid to the Representative in connection with the exercise of the Warrants if the market price of the underlying shares of Common Stock is lower than the exercise price, the Warrants are held in a discretionary account, the Warrants are exercised in an unsolicited transaction, the Warrant holder has not confirmed in writing that the Representative solicited such exercise or the arrangement to pay the commission is not disclosed in the prospectus provided to Warrant holders at the time of exercise. In addition, unless granted an exemption by the Commission from Regulation M under the Exchange Act, while it is soliciting exercise of the Warrants, the Representative will be prohibited from engaging in any market-making activities or solicited brokerage activities with regard to the Company's securities unless the Representative has waived its right to receive a fee for the exercise of the Warrants.

    The Underwriting Agreement provides that for a period of five years from the date of this Prospectus, the Company will use its best efforts to elect up to two designees of the Representative to its Board of Directors. If the Representative does not exercise its option to designate at least one member of the Company's Board of Directors, then it shall nevertheless be entitled to send a representative to observe each meeting of such Board of Directors. GKN has selected Dr. Arno Morenz as one of its designees.

    The Underwriters may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales by the underwriting syndicate in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the Securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of the Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a selling group member when the Securities originally sold by such selling group member are repurchased in the open market by the Underwriters. Such stabilizing transactions, syndicate short covering transactions and penalty bids may cause the prices of the Securities to be higher than they would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq SmallCap Market, the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In December 1996 and January 1997, the Representative acted as placement agent for the Moto Guzzi Financing and was paid in the aggregate commissions and expenses of $570,000.

                                 LEGAL MATTERS

    The validity of the Securities offered hereby and certain legal matters will be passed upon for the Company by Morrison Cohen Singer & Weinstein, LLP, New York, New York. Graubard, Mollen & Miller, New York, New York, has acted as counsel for the Underwriters in connection with this Offering.

                                    EXPERTS

    The financial statements and schedules of the Company at December 31, 1996, and for the year then ended, included in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, and at December 31, 1995 and for each of the two years in the period ended December 31, 1995, by Reconta Ernst & Young, independent auditors, as set forth in their respective reports appearing elsewhere herein, and are included, in reliance upon the authority of said firms as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act with respect to the Common Stock and Warrants offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered by this Prospectus and such omitted information, reference is hereby made to the Registration Statement and such exhibits, amendments and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Web site can be reached at http://www.sec.gov.

    Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are of necessity brief descriptions thereof and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the copy of the document filed as an exhibit for a more complete description of the matter involved, each such statement being qualified in its entirety by such reference.

    The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by an independent accounting firm and quarterly reports containing unaudited consolidated financial information for each of the first three fiscal quarters of each fiscal year of the Company following the end of such quarter and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

    This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto; certain portions have been omitted from the prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto.

                           TRIDENT ROWAN GROUP, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2

Report of Independent Auditors.............................................................................        F-3

AUDITED FINANCIAL STATEMENTS AT DECEMBER 31, 1996:

Consolidated Balance Sheets as of December 31, 1996 and 1995...............................................        F-4

Consolidated Statements of Operations for Years Ended December 31, 1996, 1995 and 1994.....................        F-6

Consolidated Statements of Changes in Shareholders' Equity.................................................        F-7

Consolidated Statements of Cash Flows for Years Ended December 31, 1996, 1995 and 1994.....................        F-8

Notes to Financial Statements..............................................................................       F-10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
  Trident Rowan Group, Inc.:

    We have audited the accompanying consolidated balance sheet of Trident Rowan Group, Inc. (a Maryland corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended, expressed in Italian Lire. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Trident Rowan Group, Inc. and subsidiaries as of December 31, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

March 26, 1997
Roseland, New Jersey

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
De Tomaso Industries, Inc.

    We have audited the consolidated balance sheet of De Tomaso Industries, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1995, all expressed in Italian Lire. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of De Tomaso Industries, Inc. and subsidiaries at December 31, 1995, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1995, in conformity with accounting principles generally accepted in the United States of America.

                                                       /s/ RECONTA ERNST & YOUNG

April 3, 1996
Milan, Italy

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

                      CONSOLIDATED BALANCE SHEETS--ASSETS

                           DECEMBER 31, 1996 AND 1995

                                                                                 1996         1996           1995
                                                                    NOTE       US$'000       LIRE M.        LIRE M.
                                                                    -----     ----------  -------------  -------------
ASSETS
Cash and cash equivalents......................................               $    5,412  Lit.    8,281  Lit.   24,137
Receivables....................................................                   26,624         40,734         39,726
  TRADE, LESS ALLOWANCE OF LIT. 1,300 IN 1996
    AND LIT. 1,268 IN 1995.....................................                   21,086         32,261         23,725
  FINANCE RECEIVABLES, LESS ALLOWANCE OF LIT. 2,400
    IN 1996 AND LIT. 2,200 IN 1995.............................                    2,335          3,573          7,597
  RECEIVABLES FROM RELATED PARTIES.............................          16           41             63          3,624
  OTHER RECEIVABLES............................................                    3,162          4,837          4,780
Inventories....................................................                   21,463         32,838         30,717
  RAW MATERIAL, SPARE PARTS AND WORK-IN-PROGRESS...............                   13,010         19,906         21,469
  FINISHED PRODUCTS............................................                    8,453         12,932          9,248
Prepaid expenses...............................................                      805          1,231          1,109
                                                                              ----------  -------------  -------------
TOTAL CURRENT ASSETS...........................................                   54,304         83,084         95,689
                                                                              ----------  -------------  -------------
Property, plant and equipment..................................                    9,099         13,922          7,709
  LAND.........................................................                      490            750          1,078
  BUILDINGS....................................................                    1,669          2,554          4,418
  MACHINERY AND EQUIPMENT......................................                   21,787         33,334         30,388
                                                                              ----------  -------------  -------------
                                                                                  23,946         36,638         35,884
  LESS ALLOWANCES FOR DEPRECIATION.............................                  (14,847)       (22,716)       (28,175)
                                                                              ----------  -------------  -------------
Trademarks and other intangible assets, net of amortization of
  Lit. 750 (1995--Lit. 250)....................................                    2,778          4,250          4,750
Goodwill, net of amortization of Lit. 283
  (1995--Lit. 77)..............................................                      990          1,515          1,459
Real estate held for sale......................................           7        9,869         15,100         28,227
Land for development, net of reserve of Lit. 2,500.............           6        2,288          3,500          6,000
Investments in unconsolidated companies........................                    1,029          1,574          2,205
Marketable and other securities and investments................           8        9,807         15,004         17,176
Receivables from related parties...............................          16        3,077          4,708       --
Other assets...................................................           9        9,056         13,855         19,615
                                                                              ----------  -------------  -------------
TOTAL ASSETS...................................................               $  102,297  Lit.  156,512  Lit.  182,830
                                                                              ----------  -------------  -------------
                                                                              ----------  -------------  -------------

                 See Notes to Consolidated Financial Statements

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

       CONSOLIDATED BALANCE SHEETS--LIABILITIES AND SHAREHOLDERS' EQUITY

                           DECEMBER 31, 1996 AND 1995

                                                                                  1996         1996           1995
                                                                     NOTE       US$'000       LIRE M.        LIRE M.
                                                                     -----     ----------  -------------  -------------
LIABILITIES

Advances from banks.............................................          10   $   16,565  Lit.   25,344  Lit.   18,538
Advances from banks for finance activities......................          10        2,901          4,439          8,621
Current portion of long-term real estate debt...................          12        3,267          4,998          9,550
Current portion of other long-term debt.........................          12        1,484          2,270          1,866
Accounts payable................................................                   16,713         25,571         23,570
Accrued expenses and other payables.............................          11        7,461         11,414          9,092
Amounts due to related and affiliated parties...................          16       --           --                  509
Income taxes payable............................................                       13             20            617
                                                                               ----------  -------------  -------------
TOTAL CURRENT LIABILITIES.......................................                   48,404         74,056         72,363
                                                                               ----------  -------------  -------------
Long-term real estate debt, less current portion................          12        3,081          4,714          9,712
Other long-term debt, less current portion......................          12        7,682         11,754          8,386
Termination indemnities.........................................                    5,249          8,031          8,231
Provision for claims............................................                    2,138          3,270          3,595

Minority interests..............................................                    9,665         14,788         16,773

Common stock subject to repurchase..............................                    9,129         13,968         12,549
Preferred stock of subsidiary...................................           5        3,334          5,101       --

SHAREHOLDERS' EQUITY............................................                   13,615         20,830         51,221

COMMON STOCK, PAR VALUE $0.01 (1995--$2.50) PER SHARE:
AUTHORIZED 50,000,000 (1995--10,000,000) SHARES; 3,902,540
  (1995--4,712,865) SHARES ISSUED AND OUTSTANDING LESS 849,640
  (1995--775,530) SHARES
  SUBJECT TO REPURCHASE.........................................                       45             69          6,744
ADDITIONAL PAID IN CAPITAL......................................                   50,422         77,145         71,332
ACCUMULATED DEFICIT.............................................                  (20,213)       (30,927)       (15,926)
TREASURY STOCK, AT COST, 1,544,099 (1995--703,774) SHARES.......                  (17,916)       (27,411)       (11,826)
CUMULATIVE TRANSLATION ADJUSTMENT...............................                    1,212          1,854            711
ACCRETION EXPENSE AND RELATED EXCHANGE GAINS....................                       65            100            186
                                                                               ----------  -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY........................................................               $  102,297  Lit.  156,512  Lit.  182,830
                                                                               ----------  -------------  -------------
                                                                               ----------  -------------  -------------

                 See Notes to Consolidated Financial Statements

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                    1996          1996         1995          1994
                                                      NOTE        US$'000       LIRE M.       LIRE M.       LIRE M.
                                                      -----     ------------  ------------  -----------  -------------
Net sales........................................               $     63,272   Lit. 96,806   Lit.72,253    Lit. 51,994
Cost of sales....................................                    (55,010)      (84,165)     (62,808)       (46,059)
                                                                ------------  ------------  -----------  -------------
                                                                       8,262        12,641        9,445          5,935
Selling, general and administrative expenses.....                    (14,007)      (21,430)     (16,230)       (10,818)
Research and development.........................                       (769)       (1,177)        (602)          (197)
Impairment losses on real estate.................         6,7         (2,732)       (4,180)     --            --
Rental income....................................                        969         1,483          770       --
Other income, net................................          13            949         1,452          513            990
                                                                ------------  ------------  -----------  -------------
                                                                      (7,328)      (11,211)      (6,104)        (4,090)
Interest expense.................................                     (4,290)       (6,563)      (4,448)        (3,874)
Interest income..................................                      2,449         3,747        4,442          5,536
                                                                ------------  ------------  -----------  -------------
Loss before income taxes and minority
  interests......................................                     (9,169)      (14,027)      (6,110)        (2,428)
Income taxes.....................................          14           (389)         (595)        (420)           (39)
Minority interests...............................                       (248)         (379)        (450)          (810)
                                                                ------------  ------------  -----------  -------------
Net loss.........................................               $     (9,806) Lit. (15,001) Lit. (6,980)   Lit. (3,277)
                                                                ------------  ------------  -----------  -------------
                                                                ------------  ------------  -----------  -------------


LOSS PER SHARE:..................................                   US$           Lire         Lire          Lire

Loss per share...................................               $      (2.14)  Lit. (3,268) Lit. (2,065)   Lit. (1,593)
                                                                ------------  ------------  -----------  -------------
                                                                ------------  ------------  -----------  -------------
Weighted average number of common shares
  outstanding during the year....................                  4,590,539     4,590,539    3,380,441      2,057,446
                                                                ------------  ------------  -----------  -------------
                                                                ------------  ------------  -----------  -------------

                 See Notes to Consolidated Financial Statements

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        DECEMBER 31, 1996, 1995 AND 1994

                                                  VOTING                    ADDITIONAL                              CUMULATIVE
                                                 PREFERRED       COMMON       PAID-IN     ACCUMULATED   TREASURY    TRANSLATION
                                                   STOCK          STOCK       CAPITAL       DEFICIT       STOCK     ADJUSTMENT
                                              ---------------  -----------  -----------  -------------  ---------  -------------
Balance at January 1, 1994..................  Lit.m     1,453       2,988       47,543         (5,669)     --             (434)
Net loss....................................        --             --           --             (3,277)     --           --
Translation adjustment......................        --             --           --            --           --              553
                                              ---------------  -----------  -----------  -------------  ---------        -----
Balance at December 31, 1994................  Lit.m     1,453       2,988       47,543         (8,946)     --              119
Net loss....................................        --             --           --             (6,980)     --           --
Translation adjustment......................        --             --           --            --           --              592
Conversion of shares........................           (1,453)      1,453       --            --           --           --
Repurchase of shares........................        --             --           --            --          (11,826)      --
Reclassify shares subject to repurchase.....        --             (1,128)     (11,607)       --           --           --
Accretion expense, net of exchange
  movements.................................        --             --           --            --
Issuance of shares..........................        --              3,431       35,396        --           --           --
                                              ---------------  -----------  -----------  -------------  ---------        -----
Balance at December 31, 1995................  Lit.m --              6,744       71,332        (15,926)    (11,826)         711
Net loss....................................        --             --           --            (15,001)     --           --
Translation adjustment......................        --             --           --            --           --            1,143
Issuance of shares..........................        --                 44          427        --           --           --
Change of par value to $0.01 per share......        --             (6,717)       6,717        --           --           --
Repurchase of shares........................        --             --              607        --          (15,585)      --
Reclassify shares subject to repurchase.....        --                 (2)      (1,938)       --           --           --
Accretion expense, net of exchange
  movements.................................        --             --           --            --           --           --
                                              ---------------  -----------  -----------  -------------  ---------        -----
Balance at December 31, 1996................  Lit.m --                 69       77,145        (30,927)    (27,411)       1,854
                                              ---------------  -----------  -----------  -------------  ---------        -----
                                              ---------------  -----------  -----------  -------------  ---------        -----
December 31, 1996...........................     $'000  --             45       50,442        (20,213 )   (17,916)        1,212
                                              ---------------  -----------  -----------  -------------  ---------         -----
                                              ---------------  -----------  -----------  -------------  ---------         -----

                                               ACCRETION       TOTAL         SHARES
                                               EXPENSE,    SHAREHOLDERS'   SUBJECT TO
                                                  NET          EQUITY      REPURCHASE
                                              -----------  --------------  -----------
Balance at January 1, 1994..................      --             45,881        --
Net loss....................................      --             (3,277)       --
Translation adjustment......................      --                553
                                                     ---        -------    -----------
Balance at December 31, 1994................      --             43,157        --
Net loss....................................      --             (6,980)       --
Translation adjustment......................      --                592        --
Conversion of shares........................      --             --            --
Repurchase of shares........................      --            (11,826)       --
Reclassify shares subject to repurchase.....      --            (12,735)       12,735
Accretion expense, net of exchange
  movements.................................         186            186          (186)
Issuance of shares..........................      --             38,827        --
                                                     ---        -------    -----------
Balance at December 31, 1995................         186         51,221        12,549
Net loss....................................      --            (15,001)       --
Translation adjustment......................      --              1,143        --
Issuance of shares..........................      --                471        --
Change of par value to $0.01 per share......      --             --            --
Repurchase of shares........................          43        (14,935)         (650)
Reclassify shares subject to repurchase.....      --             (1,940)        1,940
Accretion expense, net of exchange
  movements.................................        (129)          (129)          129
                                                     ---        -------    -----------
Balance at December 31, 1996................         100         20,830        13,968
                                                     ---        -------    -----------
                                                     ---        -------    -----------
December 31, 1996...........................          65          13,615        9,129
                                                     ---         -------   -----------
                                                     ---         -------   -----------

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                               1996         1996           1995          1994
                                                             US$'000       LIRE M.       LIRE M.       LIRE M.
                                                            ----------  -------------  ------------  ------------
Net loss..................................................  $   (9,806)  Lit. (15,001)  Lit. (6,980)  Lit. (3,277)
Adjustments to reconcile net loss to net cash
  (used in)/provided by operating activities:
DEPRECIATION AND AMORTIZATION.............................       1,837          2,811         2,990         1,907
GAIN ON SALES OF OPERATING ASSETS.........................        (733)        (1,122)         (244)       (2,841)
MINORITY INTERESTS IN NET INCOME..........................         248            379           450           810
PROVISION FOR TERMINATION INDEMNITIES.....................         826          1,264         1,196         1,027
PAYMENTS OF TERMINATION INDEMNITIES.......................        (938)        (1,435)       (1,013)       (1,135)
RESERVES FOR IMPAIRMENT LOSSES............................       2,732          4,180       --            --
PROVISION FOR INVENTORY AND RECEIVABLES...................         146            222         1,572           669
OTHER OPERATING ACTIVITIES................................        (776)        (1,187)        2,089         1,512
Changes in operating assets and liabilities:
RECEIPT OF TAX RECEIVABLES................................       4,082          6,245       --            --
TRADE AND OTHER RECEIVABLES...............................      (3,160)        (4,835)        1,217        (1,103)
RELATED PARTY RECEIVABLES.................................       1,774          2,714        (1,361)          903
INVENTORIES...............................................      (1,217)        (1,862)       (9,055)          509
PREPAID EXPENSES..........................................         (84)          (129)          427          (546)
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.....................       1,375          2,103         3,308         2,170
RELATED PARTY PAYABLES....................................        (322)          (492)         (786)         (178)
                                                            ----------  -------------  ------------  ------------
Net cash (used in)/provided by operating activities.......      (4,016)        (6,145)       (6,190)          427
                                                            ----------  -------------  ------------  ------------
INVESTING ACTIVITIES:
NET DECREASE/(INCREASE) IN INVESTMENTS....................       1,312          2,007         3,236       (14,468)
PURCHASE OF SUBSIDIARIES, NET OF CASH ACQUIRED............         363            555        (1,193)      --
PROCEEDS ON DISPOSAL OF OPERATING ASSETS..................       2,734          4,183         1,079         2,911
DEFERRED RECEIPTS FROM SALE OF MASERATI...................      --           --              27,000        23,750
PURCHASES OF PROPERTY, PLANT AND EQUIPMENT................      (4,507)        (6,895)       (2,775)       (1,131)
                                                            ----------  -------------  ------------  ------------
Net cash (used in)/provided by investing activities.......         (98)          (150)       27,347        11,062
                                                            ----------  -------------  ------------  ------------

FINANCING ACTIVITIES:
NET INCREASE/(DECREASE) IN ADVANCES FROM BANKS............       1,715          2,624        (3,770)       (7,211)
PROCEEDS FROM SHARE ISSUES................................       3,334          5,101         8,204       --
REPURCHASE OF SHARES......................................      (7,840)       (11,995)       (5,000)      --
PROCEEDS FROM LONG-TERM DEBT..............................       1,033          1,581           392       --
PRINCIPAL PAYMENTS OF LONG-TERM DEBT......................      (4,391)        (6,718)       (2,091)       (1,654)
                                                            ----------  -------------  ------------  ------------
Net cash used in financing activities.....................      (6,149)        (9,407)       (2,265)       (8,865)
                                                            ----------  -------------  ------------  ------------
Decrease/(increase) in cash and cash equivalents..........     (10,263)       (15,702)       18,892         2,624
Effect of exchange rate changes on cash and cash
  equivalents.............................................        (101)          (154)          (41)      --
Cash and cash equivalents, beginning of year..............      15,776         24,137         5,286         2,662
                                                            ----------  -------------  ------------  ------------
Cash and cash equivalents, end of year....................  $    5,412     Lit. 8,281   Lit. 24,137    Lit. 5,286
                                                            ----------  -------------  ------------  ------------
                                                            ----------  -------------  ------------  ------------

                 See Notes to Consolidated Financial Statements

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                  SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES

    1996

    The Company issued promissory notes of $1,863,000 (Lit. 2,851 million) in connection with its share repurchase program--see Note 4. The Company also assigned a receivable of Lit. 763 million ($499,000) as a part of the consideration for repurchase of shares from Finprogetti, also discussed in Note 4.

    The Company sold its 66.7% interest in Immobiliare Broseta S.r.l., receiving promissory notes amounting to Lit. 4,708 million, net of present value adjustments. As a result of this disposal, real estate loans of Lit. 5,049 million, real estate of Lit. 12,200 million and minority interests of Lit. 2,354 million were eliminated from the balance sheet. Cash disposed of amounted to Lit. 22 million. See Note 5.

    The Company issued 30,000 shares of its common stock with a value of Lit. 471 million to effect the acquisition of 100% of the outstanding common stock Moto America Inc. Cash acquired amounted to Lit. 577 million. See Note 5.

    The Company acquired fixed assets for Lit. 1,830 million in 1996 by way of finance leases, assuming lease obligations of Lit. 1,573 million, net of initial payments at the inception of the leases.

    1995

    In connection with the Finprogetti acquisition, the Company issued shares for Lit. 38,223 million in exchange for cash of Lit. 8,204 million and assets with a fair value of Lit. 29,707 million, net of advances from banks of Lit. 12,572 million and long-term debt of Lit. 19,431 million. Cash acquired amounted to Lit. 631 million. The Company also paid costs, included in the total purchase price, of Lit. 1,224 million in this transaction which is described in Note 5.

    In connection with the repurchase of stock formerly owned by the ex Chairman, described in Note 4, the Company gave assets with a book value of Lit. 6,629 million as part of the consideration for the stock repurchased.

    The Company issued shares with a value of Lit. 603 million to purchase the minority shareholder interest in its motorcycle subsidiary, GBM S.p.A.

    The Company assumed advances from banks of Lit. 3,425 million in connection with the acquisition of L.I.T.A. S.p.A. and acquired cash of Lit. 15 million.

                         OTHER SUPPLEMENTAL INFORMATION

    Interest paid amounted to Lit. 6,721 million, Lit. 4,416 million and Lit. 4,051 million in 1996, 1995 and 1994, respectively.

                 See Notes to Consolidated Financial Statements

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. BACKGROUND AND ORGANIZATION

    Trident Rowan Group, Inc. (De Tomaso Industries, Inc. through August 22,
1996) is a holding company incorporated in the United States which owns subsidiaries that operate primarily in Italy. Trident Rowan Group, Inc. and subsidiaries are referred to herein as the Company. The Company provides temporary management services to third parties and its subsidiaries which operate in two industry segments: the manufacture and distribution of "Moto Guzzi" brand motorcycles in Italy, Europe and elsewhere in the world and the manufacture and distribution of steel tubes for the automotive and furniture markets. Additionally, the Company holds for development and sale commercial real estate property. Information on the Company's operations by segment and geographic area are included in Notes 17 and 18 to the Financial Statements.

    The primary financial statements are shown in Italian Lire because all of the Company's material operating entities are based and operate entirely in Italy. Translation of lire amounts into U.S. Dollar amounts is included solely for the convenience of the readers of the financial statements and has been calculated at the rate of Lit. 1,530 to $1.00, the approximate exchange rate at December 31, 1996. It should not be construed that the assets and liabilities, expressed in U.S. dollar equivalents, can actually be realized in or extinguished in U.S. dollars at that or any other rate.

2. SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    FOREIGN CURRENCY TRANSLATION

    The financial statements of non-Italian entities have been translated from the applicable functional currency to Italian lire using the year-end exchange rate for balance sheet items and the average exchange rate for the year for statement of operation items. The translation differences resulting from the change in exchange rates from year to year have been reported separately as a component of shareholders' equity.

    FOREIGN CURRENCY TRANSACTIONS

    Transactions, receivables and payables denominated in currencies other than the functional currency are recorded at the exchange rate in effect on the transaction date. Such receivables and payables are adjusted to current exchange rates as of the date paid or the balance sheet date, whichever is earlier. Gains and losses are included in "other income, net" in the statements of operations.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    REVENUE RECOGNITION

    Revenues from sale of products are recorded upon shipment, which is when title passes.

    RESEARCH AND DEVELOPMENT

    The Company's motorcycle business is continuously engaged in company-sponsored programs of product improvement and development. Other businesses do not conduct research and development activities. Research and development costs are expensed as they are incurred.

    INVENTORIES

    Inventories are stated at the lower of cost or market with cost being determined principally by the last-in, first-out (LIFO) method applying average cost of the year to increases in inventory quantities. If inventories had been determined by the lower of cost or market value using the first-in, first-out
(FIFO) method, which approximates current cost, inventories would have been greater by approximately Lit. 2,000 million in 1996 and 1995.

    LONG-LIVED ASSETS

    The Company adopted Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" in 1996. This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts and also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of the initial adoption of FASB Statement No. 121 was not material. Subsequent to its adoption, the Company recorded impairment losses against the carrying values of long-lived real estate assets--see Notes 6 and 7.

    The Company continually reviews the carrying value of long-lived assets and long-lived assets to be disposed of. In determining the undiscounted cash flows estimated to be generated by the Company's temporary management subsidiary, the Company considers estimated cash flows from services to third parties and from eventual realization of managed portfolio companies through divestiture.

    GOODWILL AND OTHER INTANGIBLES

    On purchases of businesses, the excess of the purchase price over the fair value of assets acquired is accounted for as goodwill and is amortized on a straight-line basis over a period determined by the Company taking into consideration the nature of the business acquired. Goodwill relative to the Finprogetti acquisition is being amortized over 10 years.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Trademarks and other intangibles relating to the Company's temporary management subsidiary, are being amortized over 10 years. Concession rights are amortized over the life of the concession.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 30 years and plant and machinery, tooling and computer equipment over lives ranging from 3 to 10 years.

    MARKETABLE AND OTHER SECURITIES AND INVESTMENTS

    Marketable and other securities and investments consist primarily of fixed income investments which cannot be readily sold using established markets. Securities as of December 31, 1996 and 1995 are held-to-maturity and are represented by Italian government-backed securities. Such securities are carried at cost plus accrued interest.

    TERMINATION INDEMNITIES

    All employees of the Company's Italian subsidiaries are entitled to receive severance pay in accordance with the terms of applicable national labor law and contracts. The liability for severance pay is accrued for service to date and is payable immediately on termination. The liability is calculated in accordance with the individual employee's length of service, employment category and compensation and is adjusted annually by a cost of living index provided by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheets is the amount that the employee would be entitled to if the employee separates from the Company immediately.

    INCOME TAXES

    Income taxes are provided by each entity included in the consolidation in accordance with local laws. Deferred income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes."

    STATEMENTS OF CASH FLOW

    The cash flows for the roll-over of maturing fixed-term securities into new securities is included in the caption "Net decrease/(increase) in investments" in the Consolidated Statements of Cash Flows. Advances from banks arise primarily under the Company's short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows for these items are included in the caption "Net increase/(decrease) in advances from banks" in the Consolidated Statements of Cash Flow.

    RECLASSIFICATIONS

    Comparative figures for 1995 and 1994 have been reclassified to conform with the 1996 presentation.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

3. NET LOSS PER COMMON SHARE

    Net loss per common share is based on the weighted average number of shares of common stock outstanding during each period, including those shares subject to repurchase. All outstanding convertible preferred stock of the Company (which were converted during 1995) were considered to be common stock equivalents and were considered anti-dilutive for 1994. Had the preferred shares which were converted as of July 1, 1995 been converted as of January 1, 1995, then the loss per share for 1995 would have been Lit. 1,978.

    SHARES SUBJECT TO REPURCHASE--PRO FORMA LOSS PER SHARE INFORMATION

    As discussed in Note 4, the Company is committed to repurchase 849,640 shares, 776,530 of which are secured by Lit. 14,511 million of marketable and other investments deposited by the Company. Interest income on these investments is included in the statements of operations. No security has been granted in respect of the remaining 73,110 shares subject to repurchase. On a Pro Forma basis the net loss and the net loss per share for 1996 and 1995, as if shares subject to repurchase had been repurchased as at January 1, 1996 and January 1, 1995, would have been as follows.

                                                      1996           1996           1995
                                                   U.S.$'000        LIRE M.        LIRE M.
                                                 --------------  -------------  -------------
Net loss.......................................  $      (10,364)  Lit. (15,855)  Lit.  (7,505)
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------
Net loss per share.............................  $        (2.77)   Lit. (4,238)   Lit. (2,508)
                                                 --------------  -------------  -------------
                                                 --------------  -------------  -------------

4. REPURCHASE OF SHARES AND SHARES SUBJECT TO REPURCHASE

    1996 STOCK REPURCHASE PROGRAM

    The Company completed its stock repurchase program on October 23, 1996. The program was initiated to accommodate a number of shareholders who held the view that the Company, following the sale of the Maserati business in 1993, was no longer engaged in the business activity which had initially led them to invest in the Company's shares. Two mutually exclusive alternative offers were made to shareholders. The first offer was to purchase up to 80% of a shareholder's common stock for a combination of cash and non-negotiable promissory notes having a face value aggregating $12.26 per share ("the 80% offer") and the second offer was to purchase up to 50% of a shareholder's common stock for $12.26 cash (the "50% offer"). Of the 4,742,865 issued shares of the Company at the date of the repurchase program, shareholders representing 3,167,010 shares (66.8%) had agreed in advance not to participate.

    Of the remaining 1,575,855 shares, 506,359 were tendered under the 80% offer and 255,636 under the 50% offer, all of which were accepted by the Company. On consummation of the transaction, the Company repurchased 761,995 shares for a total amount of $7,478,658 (Lit. 11,345 million at the approximate exchange rate on October 23, 1996 of Lire 1,517 to $1.00) in cash and $1,863,401 (Lit. 2,827 million) in the form of non-negotiable promissory notes, bearing interest at 8% per annum, maturing on October 23, 1998.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

4. REPURCHASE OF SHARES AND SHARES SUBJECT TO REPURCHASE (CONTINUED) 1996 REPURCHASE OF SHARES FROM FINPROGETTI

    On November 7, 1996, the Company entered into an agreement with Finprogetti S.p.A. to resolve certain open matters deriving from the acquisition of the majority of Finprogetti's operating subsidiaries in July 1995--See Note 5. A balance due by Finprogetti of Lit. 763 million ($499,000) was settled by the Company repurchasing 46,000 shares at a value of Lit. 16,587 per share ($10.89 per share). Finprogetti also agreed to accept responsibility for a claim which was successfully brought against one of the subsidiaries acquired in the Finprogetti Acquisition for Lit. 2,120 million.

    In accordance with the terms of the Finprogetti Agreement, the Company would have paid such claim and received in compensation 105,440 of the shares issued to Finprogetti in July 1995. The Company and Finprogetti agreed that Finprogetti would assume the responsibility for payments resulting from the claim, which are payable in installments through June 1998, and that the Company would, on the request of Finprogetti, repurchase shares for cash at the dates and in the amounts of each installment payment.

    The Company has reclassified the 105,440 shares subject to repurchase outside of shareholders' equity in the amount of the present value of the amounts payable under the repurchase commitment, applying a discount rate of 10%. The resulting value of the 105,440 shares subject to repurchase was Lit. 1,940 million ($1,274,000) or Lit. 18,399 per share ($12.08 per share).
Immediately following the agreement, Finprogetti requested that the Company repurchase 9,950 shares for Lit. 200 million ($131,000) in respect of the first installment and on December 31, 1996 requested that a further 22,380 shares be repurchased for Lit. 450 million ($294,000). The dates, number of shares and financial commitment for further possible repurchases of shares from Finprogetti are as follows:

                                      22,380                Lit. 450 million
June 30, 1997.......................  shares                      ($294,000)
                                      22,380                Lit. 450 million
December 31, 1997...................  shares                      ($294,000)
                                      28,350                Lit. 570 million
June 30, 1998.......................  shares                      ($373,000)

    1995 PURCHASE OF TREASURY STOCK FROM FORMER CHAIRMAN

    In April 1995, the Company entered into an agreement with Mr. Alejandro De Tomaso (De Tomaso Agreement), then the Chairman of the Board, under which the Company would repurchase Mr. De Tomaso's 1,000,000 shares of preferred stock and 480,304 shares of common stock at a negotiated price of Lit. 18,400 per share, converted into dollars at the exchange rate in effect on closing date of Lit. 1,637. Prior to the closing of that transaction, Mr. De Tomaso conveyed such shares, subject to the DeTomaso Agreement, by gift. The shares are currently held by a trust.

    Performance under the De Tomaso Agreement was conditional upon the consummation of the Finprogetti Acquisition--see Note 5. Contemporaneously with the closing of that transaction, 703,774 of the preferred and common shares formerly owned by Mr. De Tomaso were delivered to the Company in exchange for cash of Lit. 5,000 million and properties (a hotel valued by the Board of Directors based upon independent appraisals of Lit. 4,700 million and a museum collection of Maserati vehicles and engines valued by the Board of Directors at Lit. 3,200 million) that had a book carrying value of Lit. 6,629 million. The remaining preferred and common shares formerly owned by Mr. De Tomaso were exchanged for an

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

4. REPURCHASE OF SHARES AND SHARES SUBJECT TO REPURCHASE (CONTINUED) equal number of shares of newly issued common stock, which the Company is required to register for sale at the request of the holder.

    The value of Lit. 11,826 million (Lit. 16,804 per share; $10.26 per share) placed on the treasury stock acquired in 1995 pursuant to the De Tomaso Agreement represents the book value of the consideration, including taxes payable of Lit. 197 million, given in exchange for the treasury stock and no net gain or loss was recognized on the transaction.

    Under the terms of the De Tomaso Agreement, if the remaining 776,530 shares are not sold by their current owner prior to July 17, 1998 (the third anniversary of the Finprogetti transaction), the Company is committed to acquire the shares at $11.27 per share. The Company has obtained a letter of credit to guarantee payment of the repurchase price which is collateralized by certain investment securities owned by the Company and reported in the balance sheet in the amount of Lit. 14,511 million ($9,484,000). The agreement also provides that
(a) at any time prior to July 17, 1998, the Company may offer to buy any part or all of such shares at $11.27 per share and (b) if such an offer made by the Company is not accepted, the Company's commitment to buy the remaining 776,530 shares is reduced by the number of shares stipulated in the offer that was not accepted. These 776,530 shares were recorded on the balance sheet at July 17, 1995 at estimated market value of $10.00 (Lit. 16,400 per share) as shares subject to repurchase and are not included in shareholders' equity. The difference between $10.00 and the redemption price of $11.27 is being amortized over the period to July 17, 1998.

5. ACQUISITIONS AND DISPOSALS

    1996 SALE OF MOTORCYCLE SUBSIDIARY SECURITIES

    The Company's newly formed wholly-owned subsidiary, Moto Guzzi Corp., acquired all of the equity interest of the Company in Moto Guzzi S.p.A. and in Moto America Inc. in exchange for 6,000,000 shares of common stock of Moto Guzzi Corp. In December 1996 and January 1997, Moto Guzzi Corp. consummated a private offering of convertible preferred stock and common stock purchase warrants which raised an aggregate of approximately $5,300,000 (Lit. 8,109 million) for Moto Guzzi Corp., net of expenses. Moto Guzzi Corp. issued 1,500,000 units, each consisting of one share of Class A Convertible Preferred Stock and one common stock purchase warrant exercisable for three years for the lesser of $4.00 or the initial public offering price of the common stock. The preferred stock is convertible at the option of the holder into an equal number of shares of common stock, subject to adjustment to protect against events of dilution and is automatically converted upon consummation of an initial public offering of Moto Guzzi Corp. common stock which raises gross proceeds of at least $8,000,000 (Lit. 12,240 million). The conversion rate for the preferred stock in such event will be the lesser of the then-applicable conversion rate or 75% of the per-share initial offering price. If such an initial public offering is not consummated by June 30, 1998, the holders of a majority of the shares of preferred stock will have the right to select a majority of the Moto Guzzi Corp. board of directors. The holders of the Preferred Stock also have a right to redeem their shares at $8.00 per share if no public offering is completed on or before January 16, 2002.

    The Moto Guzzi Corp. preferred stock has been recorded in the consolidated balance sheet as preferred stock of subsidiary in the amount of Lit. 5,101 million ($3,334,000) at December 31, 1996. An

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

5. ACQUISITIONS AND DISPOSALS (CONTINUED) additional Lit. 2,971 million ($1,889,000) will be recorded in the first quarter of 1997 as a result of the completion of the private placement in January 1997.

    1996 ACQUISITION OF MOTO AMERICA INC.

    Effective January 1, 1996, the Company completed its acquisition of the outstanding shares of Moto America Inc., the sole distributor of Moto Guzzi motorcycles in the United States. The acquisition was consummated by the issuance of 30,000 shares of common stock of the Company and the purchase price of Lit. 471 million reflects the shares issued at a fair value of $10.00 per share (Lit. 15,710 per share at such date). The acquisition has been accounted for as a purchase and the excess of the purchase consideration over the fair value of assets acquired has been accounted for as goodwill, determined in the amount of Lit. 262 million, which is being amortized over 5 years. The effects of the acquisition are not material to the operations of the Company.

    1996 DISPOSAL OF IMMOBILIARE BROSETA S.R.L.

    In June 1996, the Company sold its 66.7% equity interest in Immobiliare Broseta S.r.l. to its 25% owned affiliate Domer S.r.l. The remaining 33.3% equity interest in Immobiliare Broseta S.r.l. was owned by Interim S.p.A., a subsidiary of Domer S.r.l. and was subsequently transferred to Domer S.r.l. The Company had sought offers from third parties through an independent broker and the sale price of Lit. 5,200 million offered by Domer S.r.l. was the highest of the offers received. Lit. 1,800 million of the sale price was evidenced by a promissory note of Domer S.r.l. due December 31, 1996 (subsequently renewed until December 31, 1997), bearing an interest rate equal to the official Lire discount rate plus 3%. The balance of Lit. 3,400 million will be received pro-rata from the sales of apartments which are being developed from the Immobiliare Broseta S.r.l. property or on June 30, 1999, whichever is earlier. This amount of Lit. 3,400 million carries an interest rate of 6% payable bi-annually and has been accounted for at its estimated net present value of Lit. 2,908 million applying a discount rate of 12%, considered to be a fair market rate for similar notes receivable. The book value of the 66.7% interest in Immobiliare Broseta S.r.l. was Lit. 4,708 million and no gain or loss has been recorded on the transaction pending receipt of the deferred payments.

    1995 FINPROGETTI ACQUISITION

    On July 17, 1995, effective July 1, 1995, the Company acquired from Finprogetti S.p.A. (an Italian entity) all of that company's equity interests in its principal operating subsidiaries and a tax receivable of Lit. 5,150 million in exchange for shares of the Company. The operating subsidiaries comprised TIM, a temporary management company specialized in the "turnaround" of troubled and underperforming Italian and foreign companies, subsidiaries holding Italian real estate buildings and concession rights and a leasing/factoring company. As part of the same transaction, the Company acquired the minority interest in TIM from Dott. Albino Collini, its founder and CEO. Under the terms of the Finprogetti Agreement, the final number of the Company's shares to be issued was conditional on the purchase before September 30, 1995 by Finprogetti S.p.A., or its shareholders or third parties directed by it, of a specified number of shares in the Company at a stipulated price of Lit. 20,106.73 ($12.26 at then current exchange rates) per share. After the receipt of cash of Lit. 8,204 million (approximately $5,000,000) for the subscription to

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

5. ACQUISITIONS AND DISPOSALS (CONTINUED)
408,008 shares, the Company adjusted the number of shares to be given so that 1,922,652 shares were issued to effect the acquisition from Finprogetti S.p.A., in addition to the shares issued in exchange for cash. Of the shares issued, 248,673 were initially placed in escrow and in February 1997 were released following legal transfer to the Company of the tax receivable included in the assets acquired.

    The Lit. 39,447 million total purchase price reported in the balance sheet to effect the Finprogetti Agreement reflects Lit. 38,223 million (Lit. 16,400 per share; $10.00 per share) assigned to the 2,330,660 shares issued plus costs of Lit. 1,224 million incurred in connection with the acquisition.

    The value of $10.00 per share represented the fair value of the shares issued, approximating the trading price of the Company's shares at the date of the acquisition and supported by the Company's estimate of the fair values of assets and liabilities acquired. The acquisition was accounted for by the purchase method. Accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based on the fair values at the date of the acquisition, as follows:

                                                                    US$'000(1)      LIRE M.
                                                                    -----------  -------------
Cash..............................................................   $   5,166   Lit.    8,204
Real estate interest..............................................      21,479          34,109
Concession rights over real estate................................       2,960           4,700
Less: Related long-term debt......................................     (12,238)        (19,431)
Trademark and other intangibles...................................       3,148           5,000
Other assets and liabilities, net.................................       3,355           5,329
Goodwill..........................................................         967           1,536
                                                                    -----------  -------------
                                                                     $  24,837   Lit.   39,447
                                                                    -----------  -------------
                                                                    -----------  -------------

------------------------

(1) At the approximate exchange rate as of July 17, 1995 of Lire 1,640 to $1.00

    The excess of the purchase price paid over the fair values of the net assets acquired was recorded as goodwill, which is being amortized over 10 years. Results of the Finprogetti companies are included in operations from July 1, 1995. Goodwill amortization for 1996 was Lit. 154 million (1995--Lit. 77 million).

    L.I.T.A. ACQUISITION

    On July 25, 1995, the Company acquired L.I.T.A. S.p.A., an Italian manufacturer of steel tubes for the motor vehicle and furniture industries for cash in the amount of Lit. 615 million ($402,000). The fair value of the assets received was Lit. 1,649 million ($1,078,000) in excess of the purchase price. This excess has been allocated to reduce the carrying value of property, plant and equipment by Lit. 1,482 million ($969,000) and other non-current assets by Lit. 167 million ($109,000). A valuation allowance was established against the deferred tax asset arising from the adjustment of the book basis of the assets. When realized, the tax benefit will be credited to income.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

5. ACQUISITIONS AND DISPOSALS (CONTINUED)
    PROFORMA INFORMATION

    The Pro Forma unaudited results of operations for the years ended December 31, 1995 and 1994, assuming the Finprogetti and L.I.T.A. acquisitions and the repurchase of shares from the former Chairman had been consummated as at January 1, 1995 and 1994, are as follows:

                                                                        1995          1994
                                                                      LIRE M.       LIRE M.
                                                                    ------------  ------------
Net sales.........................................................  Lit.  82,403  Lit.  66,870
Rental income.....................................................         1,927         4,640
Finance income....................................................         1,032         2,686
                                                                    ------------  ------------
Net loss..........................................................        (7,699)       (7,021)
                                                                    ------------  ------------
Net loss per common share.........................................  Lit.  (1,369) Lit.  (1,499)
                                                                    ------------  ------------

    It cannot be inferred that the proforma operating results as shown above would have resulted had the acquisitions and repurchase of shares been consummated as at the assumed dates as transactions between the entities acquired and their then parent companies may not have occurred or may have occurred on different terms and conditions.

6. LAND FOR DEVELOPMENT

    Undeveloped land, acquired as part of the Finprogetti transaction, represents an area in Sardinia for development of hotel and leisure facilities and is owned by the Company through an 80% interest in Grand Hotel Bitia S.r.l. The minority shareholder had an option, which expired unexercised on June 30, 1996, to purchase the Company's interest at a price above its then carrying value of Lit. 6,000 million.

    The Company has begun to investigate other ways to realize value from this property. A decrease in market values in 1996, coupled with complications connected with changing rules and practice by local and regional government in respect of construction and environmental authorizations has increased uncertainty with respect to development of the property for tourism or other purposes. In accordance with FASB Statement No. 121, the Company has recorded a reserve of Lit. 2,500 million ($1,634,000) against the property. The land has been reclassified from "real estate held for sale" to "land for development" as management believes it probable that the Company will own the land until authorizations are obtained from the proper authorities.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

7. REAL ESTATE HELD FOR SALE

                                                                                1996          1996          1995
                                                                               US$'000      LIRE M.       LIRE M.
                                                                             -----------  ------------  ------------
Building held for sale.....................................................   $   9,869   Lit.  15,100  Lit.  16,276
Real estate under development:
Buildings..................................................................      --            --              8,842
Industrial areas...........................................................      --            --              3,109
                                                                             -----------  ------------  ------------
                                                                              $   9,869   Lit.  15,100  Lit.  28,227
                                                                             -----------  ------------  ------------
                                                                             -----------  ------------  ------------

    All of the real property was acquired as part of the Finprogetti transaction. The building and industrial areas were sold to the Company's affiliate, Domer S.r.l., in the second quarter of 1996--see Note 5.

    As discussed in Note 22, on March 18, 1997 the Company entered into an agreement to sell the remaining property which is rented to a third party under an operating lease expiring in 1998 and is encumbered by a mortgage over the building and a lien over the rentals received--see Note 12. In accordance with FASB Statement No. 121, the Company has recorded reserves of Lit. 1,280 million ($836,000) against this property in 1996 and has accrued Lit. 500 million ($328,000) for maintenance work that the Company expects will be required prior to the sale of the building.

8. MARKETABLE AND OTHER SECURITIES

                                                                                1996          1996          1995
                                                                               US$'000      LIRE M.       LIRE M.
                                                                             -----------  ------------  ------------
Italian government backed floating rate note, 2004.........................   $   5,832   Lit.   8,923  Lit.   9,410
Italian treasury bills, 12.5%, 1998........................................      --            --              4,901
Italian government backed floating rate note, 12/28/96.....................      --            --              2,207
Banco Nazionale di Lavoro, zero coupon, 1998...............................       3,333          5,100       --
Other......................................................................         642            981           658
                                                                             -----------  ------------  ------------
                                                                              $   9,807   Lit.  15,004  Lit.  17,176
                                                                             -----------  ------------  ------------
                                                                             -----------  ------------  ------------

    All marketable and other securities are held-to-maturity. Lit. 14,511 million ($9,484,000) of such amounts are deposited as collateral for the Company's share repurchase commitment--see Note 4.

9. OTHER ASSETS

                                                                                1996          1996          1995
                                                                               US$'000      LIRE M.       LIRE M.
                                                                             -----------  ------------  ------------
Concession rights, net of amortization of Lit. 151.........................   $   2,973   Lit.   4,549  Lit.   4,641
Tax receivables............................................................       5,938          9,085        14,546
Other......................................................................         145            221           428
                                                                             -----------  ------------  ------------
                                                                              $   9,056   Lit.  13,855  Lit.  19,615
                                                                             -----------  ------------  ------------
                                                                             -----------  ------------  ------------

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

9. OTHER ASSETS (CONTINUED)
    A mortgage over the concession rights relating to parking spaces in Genoa, Italy, has been granted as collateral for certain loans--see Note 12. The concession rights expire in February, 2041 and are being amortized on a straight-line basis. Tax receivables represent amounts for which reimbursement has been requested. The times for reimbursement in Italy have, in the recent past, invariably been in excess of 12 months and, accordingly, amounts for which reimbursement has been requested are not classified as current assets. Interest accrues on these receivables at rates set from time to time by the Italian Government.

10. ADVANCES FROM BANKS AND CREDIT ARRANGEMENTS

    The operating subsidiaries of the Company have lines of credit arrangements with a number of Italian banks. Under these, the Company, at December 31, 1996, could have borrowed up to approximately Lit. 44,000 million ($28,750,000). The line of credit arrangements do not have termination dates and are periodically reviewed. The average interest rate on advances from banks was approximately 11.75% and 12.75% at December 31, 1996 and 1995, respectively. Advances from banks for finance activities relate to residual factoring and leasing activities of a company acquired in the Finprogetti acquisition and are partly secured by guarantees given by Finprogetti S.p.A. The average interest rate on these borrowings was approximately 13% and 12.75% as at December 31, 1996 and 1995, respectively.

11. ACCRUED EXPENSES AND OTHER PAYABLES

                                                                                  1996          1996         1995
                                                                                 US$'000      LIRE M.       LIRE M.
                                                                               -----------  ------------  -----------
Salaries, wages and related items............................................   $   2,695   Lit.   4,123  Lit.  3,471
Value added and other non income taxes.......................................       1,597          2,444        1,590
Other accrued expenses.......................................................       3,169          4,847        4,031
                                                                               -----------  ------------  -----------
                                                                                $   7,461   Lit.  11,414  Lit.  9,092
                                                                               -----------  ------------  -----------
                                                                               -----------  ------------  -----------

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

12. LONG-TERM DEBT

    LONG TERM DEBT FROM REAL ESTATE ACTIVITIES:

                                                                               1996         1996          1995
                                                                              US$'000     LIRE M.       LIRE M.
                                                                             ---------  ------------  ------------
Mortgage note payable, secured by land and buildings, interest rate 11.95%,
  payable in semi-annual installments, final installment due in 1998.......  $   3,530  Lit.   5,400  Lit.   9,000
Mortgage note payable, secured by land, buildings, concession rights and lien on rents, interest rate 11.95%, payable in semi-annual installments,
  final installment due in 1998............................................      2,818         4,312         5,546
Advances in respect of mortgage loan granted but not yet drawn down........     --           --              4,716
                                                                             ---------  ------------  ------------
                                                                                 6,348         9,712        19,262
Less current portion.......................................................     (3,267)       (4,998)       (9,550)
                                                                             ---------  ------------  ------------
                                                                             $   3,081  Lit.   4,714  Lit.   9,712
                                                                             ---------  ------------  ------------
                                                                             ---------  ------------  ------------

    All of the above long-term debt was acquired in 1995 as part of the Finprogetti transaction--see Note 5. The loan advance of Lit. 4,716 million as at December 31, 1995 was eliminated in the second quarter of 1996 on disposal of the related property--see Note 5.

    All of the debt at December 31, 1996, after principal repayments of Lit. 333 million in 1997, will be eliminated as a consequence of the 1997 sale of the property and assumption of such debt by the purchaser--see Note 22.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

12. LONG-TERM DEBT (CONTINUED)
    OTHER LONG TERM DEBT:

                                                                               1996         1996          1995
                                                                              US$'000     LIRE M.       LIRE M.
                                                                             ---------  ------------  ------------
Mortgage note payable, secured by substantially all fixed assets of motorcycle operation, interest 10.08%, payable in semi-annual
  installments through 2001................................................  $   1,658  Lit.   2,536  Lit.   2,913
Notes payable, secured by second mortgage over properties of motorcycle operations:
  Interest 12.40%, payable in semi-annual installments through 2001........      2,744         4,198         5,248
  Interest 12.36%, payable in semi-annual installments through 1999........      1,069         1,636         2,066
Industry Ministry L. 46/82, 1.9875%, through 2002 and 7.95% thereafter,
  payable in installments commencing from 2002.............................        574           878       --
Unsecured loan note denominated in US$, interest 8%, payable on October 23,
  1998.....................................................................      1,863         2,851       --
Mortgage note secured by property of Moto America Inc., interest 8.25%,
  payable monthly through 2011.............................................        239           365       --
Finance leases.............................................................        988         1,512       --
Sundry notes payable.......................................................         31            48            25
                                                                             ---------  ------------  ------------
                                                                                 9,166        14,024        10,252
Less current portion.......................................................     (1,484)       (2,270)       (1,866)
                                                                             ---------  ------------  ------------
                                                                             $   7,682  Lit.  11,754  Lit.   8,386
                                                                             ---------  ------------  ------------
                                                                             ---------  ------------  ------------

    MATURITIES OF LONG-TERM DEBT AS OF DECEMBER 31, 1996:

                                                      REAL ESTATE LOANS (1)           OTHER LOANS
                                                     ------------------------  -------------------------
                                                       US$'000      LIRE M.      US$'000      LIRE M.
                                                     -----------  -----------  -----------  ------------
1997...............................................   $   3,267   Lit.  4,998       $1,484  Lit.   2,270
1998...............................................       2,213         3,386        3,425         5,241
1999...............................................         868         1,328        1,643         2,514
2000...............................................      --           --             1,278         1,955
2001...............................................      --           --               575           881
Subsequent to 2001.................................      --           --               761         1,163
                                                     -----------  -----------  -----------  ------------
                                                      $   6,348   Lit.  9,712       $9,166  Lit.  14,024
                                                     -----------  -----------  -----------  ------------
                                                     -----------  -----------  -----------  ------------

------------------------

(1) This debt will be eliminated on sale of the property--see Note 22.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES
              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

13. OTHER INCOME

                                                                     1996          1996         1995         1994
                                                                    US$'000      LIRE M.      LIRE M.      LIRE M.
                                                                  -----------  ------------  ----------  ------------
Currency exchange loss..........................................   $    (554)  Lit.    (848) Lit.  (443) Lit.  (1,022)
Gain on sale of assets..........................................         792          1,211         321         2,841
Finance income..................................................         751          1,149         978       --
Finance expense.................................................        (678)        (1,037)       (890)      --
Government grants...............................................         294            450      --           --
Other...........................................................         344            527         547          (829)
                                                                       -----   ------------  ----------  ------------
                                                                   $     949   Lit.   1,452  Lit.   513  Lit.     990
                                                                       -----   ------------  ----------  ------------
                                                                       -----   ------------  ----------  ------------

    Finance income and expense represent the residual finance activities of Finproservice, acquired as part of the Finprogetti acquisition in July 1995, and whose operations are being wound down. Gains on sales of assets in 1996 principally relate to the sale of surplus properties in the United States and Italy and sales of tooling by Moto Guzzi. The gain on sale of assets in 1994 derived principally from the sale of an electric power generating plant by the motorcycle subsidiary, Moto Guzzi.

14. INCOME TAXES

    Loss before income taxes and minority interests consisted of the following:

                                            1996         1996           1995          1994
                                          US$'000       LIRE M.       LIRE M.       LIRE M.
                                         ----------  -------------  ------------  ------------
United States..........................  $   (4,307) Lit.   (6,589) Lit.  (5,942) Lit.    (413)
Italy..................................      (4,862)        (7,438)         (168)       (2,015)
                                         ----------  -------------  ------------  ------------
                                         $   (9,169) Lit.  (14,027) Lit.  (6,110) Lit.  (2,428)
                                         ----------  -------------  ------------  ------------
                                         ----------  -------------  ------------  ------------

    The provision for income taxes consisted of the following:

                                             1996          1996          1995          1994
                                            US$'000      LIRE M.       LIRE M.       LIRE M.
                                          -----------  ------------  ------------  ------------
Current:
  United States.........................   $      14   Lit.      22  Lit. --       Lit. --
  Italy.................................         375            573           420            39
                                               -----   ------------  ------------  ------------
                                                 389            595           420            39
                                               -----   ------------  ------------  ------------
                                               -----   ------------  ------------  ------------
Deferred:...............................      --            --            --            --
                                               -----   ------------  ------------  ------------
                                               -----   ------------  ------------  ------------
Total...................................   $     389   Lit.     595  Lit.     420  Lit.      39
                                               -----   ------------  ------------  ------------
                                               -----   ------------  ------------  ------------

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

14. INCOME TAXES (CONTINUED)

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances have been recorded for the deferred tax assets as management believes it more likely than not that these assets will not be realized. Significant components of the Company's deferred tax assets are as follows:

                                                         1996         1996           1995
                                                       US$'000       LIRE M.        LIRE M.
                                                      ----------  -------------  -------------
Short-term reserves.................................  $      447  Lit.      683  Lit.    4,234
Carrying value of fixed assets......................       2,000          3,060          3,212
Net operating loss carryforwards....................       9,320         14,259         12,710
Other...............................................         536            821            191
                                                      ----------  -------------  -------------
                                                          12,303         18,823         20,347
Valuation allowance.................................     (12,303)       (18,823)       (20,347)
                                                      ----------  -------------  -------------
Net deferred tax assets.............................  $   --      Lit. --        Lit. --
                                                      ----------  -------------  -------------
                                                      ----------  -------------  -------------

    The effective provision for income taxes varied from the income tax credit calculated at the statutory U.S. federal income tax rate as follows:

                                               1996         1996          1995         1994
                                              US$'000     LIRE M.       LIRE M.      LIRE M.
                                             ---------  ------------  ------------  ----------
Computed tax credit at U.S. federal rate...  $  (3,209) Lit.  (4,910) Lit.  (2,138) Lit.  (850)
Losses and reversals of short-term reserves
  for which valuation allowance provided...      4,003         6,125         3,181         889
Utilization of tax losses..................       (942)       (1,441)         (780)     --
Elimination of intercompany profits........        213           326           496      --
Non-deductible expenses and other..........        324           495          (339)     --
                                             ---------  ------------  ------------  ----------
                                             $     389  Lit.     595  Lit.     420  Lit.    39
                                             ---------  ------------  ------------  ----------
                                             ---------  ------------  ------------  ----------

    For U.S. federal income tax purposes, the Company has net operating loss carryforwards of approximately $11,000,000 at December 31, 1996. These losses expire from 2003 through 2011. United States income taxes have not been provided on unremitted earnings of subsidiaries located outside the United States as such earnings are considered to be permanently reinvested. Approximately Lit. 4,800 million of retained earnings of Italian subsidiaries cannot be distributed under local laws.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

14. INCOME TAXES (CONTINUED)
    At December 31, 1996 the Company had net operating loss carryforwards for Italian federal income tax purposes which expire as follows:

                                                                         1996         1996
                                                                        US$'000     LIRE M.
                                                                       ---------  ------------
1997.................................................................  $   1,990    Lit. 3,045
1998.................................................................      8,750        13,388
1999.................................................................      2,110         3,228
2000.................................................................        307           469
2001.................................................................        918         1,404
                                                                       ---------  ------------
                                                                       $  14,075   Lit. 21,534
                                                                       ---------  ------------
                                                                       ---------  ------------

15. STOCK OPTIONS

    The Company's "1995 Non-Qualified Plan" provides for the grant of non-qualified stock options for officers and key employees. Total options of 2,000,000 shares have been authorized by the Board. Grants were made in 1996 and 1995 of 22,500 and 960,000 shares respectively, all at an exercise price of $12.26. The options granted can be exercised as follows:

Currently exercisable..............................................    232,500
1997...............................................................    232,500
1998...............................................................    232,500
1999...............................................................    142,500
2000...............................................................    142,500
                                                                     ---------
                                                                       982,500
                                                                     ---------
                                                                     ---------

    Under the "1995 Director's Plan," 5,000 options are granted annually to each non-employee Director of the Company for each full year of service, reduced pro rata for incomplete years of service. The exercise price is fixed at $12.26 for 1995 and, for years after 1995, at the reported closing price of the stock on January 2 of the following year. 20,000 options were granted on each of January 2, 1996 and January 2, 1997 at $12.26 and $9.3125, respectively.

    The Company has elected the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation" and applies APB Opinion No. 25 and related interpretations in accounting for their stock option plans. If the Company had elected to recognize compensation cost based on the fair value of awards at grant dates, the pro forma net loss and loss per share for 1996 would be Lit. 18,230 million ($11,916,000) and Lit. 3,971 ($2.60) per share.

    The fair value of the Company's options is the estimated present value at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of approximately 5.5%; expected volatility of approximately 60%; expected life of 4 years; and dividend yield of 0%.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

15. STOCK OPTIONS (CONTINUED)
    The following is a summary of transactions pertaining to the Plans:

                                                           1996                     1995
                                                  -----------------------  ----------------------
                                                               WEIGHTED                WEIGHTED
                                                                AVERAGE                 AVERAGE
                                                               EXERCISE                EXERCISE
                                                    SHARES       PRICE      SHARES       PRICE
                                                  ----------  -----------  ---------  -----------
Outstanding, January 1..........................     960,000   $   12.26           0   $       0
Granted.........................................      43,000       12.26     960,000       12.26
Exercised.......................................           0           0           0           0
Forfeited.......................................           0           0           0           0
                                                  ----------  -----------  ---------  -----------
Outstanding, December 31........................   1,003,000   $   12.26     960,000   $   12.26
                                                  ----------  -----------  ---------  -----------
Options exercisable, December 31................     233,000   $   12.26           0   $       0
                                                  ----------  -----------  ---------  -----------

    The following is a summary of the status of stock options outstanding and exercisable under the Plans as of December 31, 1996:

                                                         STOCK OPTIONS
                    STOCK OPTIONS OUTSTANDING
               ------------------------------------       EXERCISABLE
                                         WEIGHTED    ----------------------
                            WEIGHTED      AVERAGE                WEIGHTED
                             AVERAGE     REMAINING                AVERAGE
   EXERCISE                 EXERCISE    CONTRACTUAL              EXERCISE
      PRICE      SHARES       PRICE        LIFE       SHARES       PRICE
-------------  ----------  -----------  -----------  ---------  -----------
  $   12.26     1,003,000   $   12.26   3.77 years     233,000   $   12.26

16. RELATED PARTY TRANSACTIONS

    Receivables from related parties and affiliates consists of the following:

                                                               1996         1996         1995
                                                              US$'000      LIRE M.      LIRE M.
                                                            -----------  -----------  -----------
A+G Motorad GmbH..........................................   $  --       Lit.--       Lit.  2,761
Finprogetti S.p.A. and affiliates.........................          41            63          847
Other.....................................................      --           --                16
                                                            -----------  -----------  -----------
Included in current assets................................          41            63        3,624
                                                            -----------  -----------  -----------
                                                            -----------  -----------  -----------
Domer S.r.l. due after more than 12 months................   $   3,077   Lit.  4,708  Lit.--
                                                            -----------  -----------  -----------
                                                            -----------  -----------  -----------

    The balance with Finprogetti S.p.A. and affiliates at December 31, 1996 results from administrative services provided by the Company. A receivable of Lit. 763 million ($499,000) included in the December 31, 1995 balance was settled for 46,000 shares of the Company in 1996--see Note 5. The balances with Domer S.r.l. relate to promissory notes resulting from the sale by the Company of its 66.7% interest in Immobiliare Broseta S.r.l.--see Note 5. The amounts at December 31, 1995 due from A+G Motorad GmbH, a 25% owned entity disposed of in 1996, resulted from the purchase of products and services from

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

16. RELATED PARTY TRANSACTIONS (CONTINUED) the Company. Sales to A+G Motorad GmbH, consisting primarily of motorcycles and parts were Lit. 7,660 million ($4,823,000) in 1995 and Lit. 4,736 million in 1994.

    AMOUNTS DUE TO RELATED PARTIES AND AFFILIATES CONSISTS OF THE FOLLOWING:

                                                                   1996        1996       1995
                                                                  US$'000    LIRE. M.    LIRE M.
                                                                -----------  ---------  ---------
Finprogetti S.p.A. and affiliates.............................   $  --       Lit.--     Lit.  345
Domer S.r.l. and subsidiaries.................................      --          --            155
Other.........................................................      --          --              9
                                                                       ---   ---------  ---------
                                                                 $  --       Lit.--     Lit.  509
                                                                       ---   ---------  ---------
                                                                       ---   ---------  ---------

    Amounts due to Finprogetti S.p.A. and affiliates at December 31, 1995 represent balances arising from a group value added tax system which was in effect prior to the acquisition by the Company, personnel of Finprogetti S.p.A. who worked for the Company from July 17, 1995 but who became employees of the Company as of December 31, 1995 and for office machinery and furniture sold to the Company. Amounts due to Domer S.r.l.'s subsidiary, Interim S.p.A. represent real estate consulting and management services rendered to the Company's real estate subsidiaries.

    TRANSACTIONS AND ARRANGEMENTS WITH FORMER CHAIRMAN

    The 1995 repurchase of shares formerly owned by the ex-Chairman and commitment of the Company to acquire the remaining shares formerly owned by him are detailed in Note 4.

    MORRISON COHEN SINGER & WEINSTEIN, LLP

    The law firm of Morrison Cohen Singer & Weinstein, LLP, of which Howard E. Chase, a Director of the Company and its Chief Executive Officer, was a member until September 1, 1995, and to which he is now of counsel, was paid by the Company and its subsidiaries in 1996 an aggregate of Lit. 793 million ($518,000) in legal fees and disbursements for services rendered (1995--Lit. 1,327 million).

    CARLO GARAVAGLIA

    Mr. Garavaglia, a Director of the Company, is a member of a law firm which was paid an aggregate of Lit. 228 million ($149,000) by the Company and its subsidiaries in 1996 for legal, statutory audit and tax consulting services rendered (1995--Lit. 268 million).

    RENTAL AGREEMENTS

    Mr. Francesco Pugno Vanoni, a Director of the Company, and his brother own offices in Milan which are leased to certain subsidiaries of the Company acquired from Finprogetti at a rental of Lit. 119 million ($78,000) per year. Management believes this rate of rental conforms with prevailing market rates.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

17. EXPORT SALES AND GEOGRAPHIC INFORMATION

    EXPORT SALES

    The Company's motorcycle business exports its products throughout the world. Sales of motorcycles by geographic destination were as follows:

                                                                              1996         1995         1994
                                                                              -----        -----        -----
Italy....................................................................          37%          35%          38%
Europe other than Italy..................................................          43%          49%          51%
United States............................................................           7%           6%           5%
Elsewhere................................................................          13%          10%           6%

    Sales to Germany represented approximately 19% of motorcycle sales in 1996 (14% in 1995). No other country represented over 10% of motorcycle sales. The Company's other businesses do not have significant export sales.

    TRANSFERS OF PRODUCTS BETWEEN GEOGRAPHICAL AREAS

    Sales of motorcycles and parts from the Italian production facilities of the Company's motorcycle business to its U.S. exclusive importer, Moto America Inc., amounted to Lit. 5,800 million ($3,791,000) in 1996. Prior to 1996, Moto America Inc. was an unaffiliated company. Sales prices are accounted for on a basis comparable to those for non affiliated customers.

    IDENTIFIABLE ASSETS

    As of December 31, 1996, all material operating subsidiaries of the Company were located in Italy. The Company has assets in the United States consisting of offices which deal with regulatory matters and its importer of Moto Guzzi motorcycles. Identifiable assets in the United States are not significant to the Company.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

18. INDUSTRY SEGMENT ANALYSIS

    The following tables shows net sales, operating profit and identifiable assets for the Company's industry segments:

    NET SALES

                                           1996         1996           1995          1994
                                          US$'000      LIRE M.       LIRE M.       LIRE M.
                                         ---------  -------------  ------------  ------------
Motorcycles and spare parts............  $  60,122  Lit.   91,986  Lit.  72,854  Lit.  54,961
Less: intrasegment sales...............     (9,390)       (14,366)       (8,183)       (6,112)
                                         ---------  -------------  ------------  ------------
Net motorcycle segment sales...........     50,732         77,620        64,671        48,849
Steel tubing...........................     11,316         17,313         5,836       --
Other:
  Management services..................      1,538          2,352         1,526       --
  Corporate services and other.........        761          1,165           932         2,305
Disposed hotel operations..............     --           --             --              1,073
                                         ---------  -------------  ------------  ------------
                                            64,347         98,450        72,965        52,227
Less: intersegment sales...............     (1,075)        (1,644)         (712)         (233)
                                         ---------  -------------  ------------  ------------
Total net sales........................     63,272         96,806        72,253        51,994
                                         ---------  -------------  ------------  ------------
                                         ---------  -------------  ------------  ------------
Real estate segment--rentals...........  $     969  Lit.    1,483  Lit.     770  Lit. --
                                         ---------  -------------  ------------  ------------
                                         ---------  -------------  ------------  ------------

    Intrasegment sales represent sales of spare parts by the Company's motorcycle production subsidiary to its spare parts distribution subsidiary and sales to the US exclusive importer. Intersegment sales represent management and corporate services. Intrasegment and intersegment sales are accounted for at prices comparable to unaffiliated customers.

    OPERATING PROFIT/(LOSS)

                                            1996         1996           1995          1994
                                           US$'000      LIRE M.       LIRE M.       LIRE M.
                                          ---------  -------------  ------------  ------------
Motorcycles.............................  $     312  Lit.      478  Lit.     (45) Lit.    (632)
Steel tubing............................       (252)          (385)          235       --
Real estate.............................        540            816           (92)      --
                                          ---------  -------------  ------------  ------------
Operating profit (loss).................        600            919            98          (632)
Corporate expenses, less other income...     (5,444)        (8,329)       (6,652)       (4,368)
Reserves for value of real estate
  properties............................     (2,732)        (4,180)      --            --
Interest, net...........................     (1,841)        (2,816)           (6)        1,662
Income taxes............................       (389)          (595)         (420)          (39)
                                          ---------  -------------  ------------  ------------
Net loss................................  $  (9,806) Lit.  (15,001) Lit.  (6,980) Lit.  (3,277)
                                          ---------  -------------  ------------  ------------
                                          ---------  -------------  ------------  ------------

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

18. INDUSTRY SEGMENT ANALYSIS (CONTINUED)
    Operating profit/(loss) is total revenues less operating expenses, excluding interest, corporate expenses and other income/(expense).

    CAPITAL EXPENDITURE AND DEPRECIATION EXPENSE

    Capital expenditure and depreciation expense relate primarily to the Company's motorcycle segment in 1996, 1995 and 1994.

    IDENTIFIABLE ASSETS

                                        1996         1996           1995           1994
                                      US$'000       LIRE M.        LIRE M.        LIRE M.
                                     ----------  -------------  -------------  -------------
Motorcycles........................  $   48,190  Lit.   73,731  Lit.   58,656  Lit.   47,206
Steel tubing.......................       6,314          9,661          8,808       --
Real estate........................      19,778         30,260         41,904       --
Corporate..........................      28,015         42,860         73,462         71,475
                                     ----------  -------------  -------------  -------------
                                     $  102,297  Lit.  156,512  Lit.  182,830  Lit.  118,681
                                     ----------  -------------  -------------  -------------
                                     ----------  -------------  -------------  -------------

    Identifiable assets for operating industry segments are those identifiable assets used by those industry segments. There are no shared assets. Corporate assets are represented by cash, investments, tax and other receivables, financing of the operating industry segments.

19. COMMITMENTS AND CONTINGENCIES

    COMMITMENTS TO REPURCHASE SHARES

    The Company is required to deposit investments in the amount of Lit. 15,000 million, which amount has been reduced by investment in zero coupon securities, as collateral for a letter of credit securing the repurchase of 776,530 shares formerly owned by Mr. De Tomaso--see Note 4. As of December 31, 1996, investments for a total of Lit. 14,511 million are held as security for the repurchase. The Company also has commitments, unsecured, to repurchase 73,100 shares from Finprogetti--see Note 4. The estimated fair value of such commitment is Lit. 1,333 million at December 31, 1996.

    LITIGATION

    The Company and its subsidiaries are involved in litigation in the normal course of business. Management does not believe, based on the advice of its legal advisors, that the final settlement of such litigation will have an adverse effect on the Company's consolidated financial statements as of December 31, 1996.

    LOSS OF CONTROL OVER MATERIAL SUBSIDIARY AND CONTINGENT SHARE REPURCHASE
     OBLIGATION

    As more fully described in Note 5, the terms of sale of preferred stock in the Company's Moto Guzzi Corp. subsidiary provide for certain adverse consequences if the Company does not complete an initial public offering of Moto Guzzi Corp. common stock by June 30, 1998 or January 16, 2002.

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

20. CONCENTRATION OF CREDIT RISKS

    Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities in the customer base. Sales to governmental bodies in Italy are significant as a whole, but no single government body represents more than 10% of net sales.

    The Company maintains cash and cash equivalents, and short and long term investments with various financial institutions of national standing in Italy and the United States.

21. FINANCIAL INSTRUMENTS

    The Company does not enter into foreign exchange contracts in the normal course of its business. In 1995 and 1996 the Company entered into a domestic currency swap through March 1996 for U.S. $10,000,000 in connection with the redemption offer discussed in Note 4.

    OFF BALANCE SHEET RISK

    As described in Note 5, the Company has a commitment denominated in U.S. Dollars to repurchase shares formerly owned by its ex-Chairman, Mr. De Tomaso. At the exchange rate at December 31, 1996, this commitment amounts to Lit. 13,390 million. The Company has not hedged against this off balance sheet exchange risk.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

    Cash and cash equivalents: the carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

    Short and long term debt: the carrying amount of the Company's borrowings under its short-term credit arrangements approximates their fair value. The fair values of the Company's long-term debt are estimated using cash flow analyses, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

    Fixed interest securities which have maturities from one to three years: fair value for marketable quoted securities is based on market price and for non marketable securities, is estimated using discounted cash flow analysis based on similar investments available as at the balance sheet date. There are no significant differences between fair value and carrying value for any of the Company's financial instruments as at December 31, 1996 and 1995.

22. SUBSEQUENT EVENTS

    SALE OF REAL ESTATE

    On March 18, 1997, the Company entered into an agreement to sell its subsidiary which owns the Cologne, Italy property.

    Under the terms of the agreement, the purchaser will assume the mortgage loans over the property and pay the balance of the purchase price in installments through December 31, 1997. The Company has

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

22. SUBSEQUENT EVENTS (CONTINUED)
granted the purchaser an option to settle the final installment in cash of Lit. 2,040 million or by way of 120,000 shares of the Company's common stock to be valued at the higher of $10.00 and the market value of the shares at December 31, 1997. The sale is expected to close by the transfer of shares of the Company's subsidiary in early April 1997. An advance of Lit. 500 million was received on March 18, 1997 and a further installment of Lit. 1,928 million and a bank guarantee over the second installment of Lit. 2,040 million, due July 1, 1997, will be delivered against transfer of the shares.

    On closing, the purchaser, who is a shareholder of Domer S.r.l. a company which is 25% owned by the Company, has pledged to deliver 120,000 of the Company's shares to collateralize the final installment. When the transaction is accounted for in 1997, the Company will reclassify these 120,000 shares from 'shareholders' equity' to 'shares subject to repurchase' to reflect this option.

    In accordance with FASB Statement No. 121, the Company has made reserves of Lit. 1,680 million ($1,098,000) against this property in 1996 which reserves include amounts to reflect the current market price of its shares of approximately $8.00 compared to the $10.00 minimum value of the option conceded. As part of the agreement, the Company has also guaranteed 80% of the current level of rentals for a period of one year in the case that the existing rental contract is not renewed in July 1998. The Company has the right, in such circumstances, to seek other tenants and mitigate this contingent liability.

    TERMINATION OF AGREEMENT TO ACQUIRE CAREY WINSTON

    In February 1997, the Company and Carey Winston agreed to terminate their agreement pursuant to which the Company was to acquire Carey Winston. The termination was mutually agreed to by the parties in accordance with the terms of their agreement.

    Carey Winston will pay the Company $1,200,000 (Lit. 1,836 million), representing repayment of a loan of $1,000,000 (Lit. 1,530 million) previously made and a payment in respect of expenses incurred and an additional sum payable under certain circumstances.

    TRANSFER OF CONTROLLING INTEREST

    Finprogetti S.p.A., the largest shareholder of the Company, agreed in March 1997 to sell to Tamarix Investors, LDC, 1,000,000 shares of the Company's common stock. Tamarix and Finprogetti have agreed that Finprogetti shall have a put right and Tamarix shall have a call right with respect to an additional 635,000 shares of common stock owned by Finprogetti. The put option is exercisable for a one year period, beginning on the first anniversary of the closing of the 1,000,000 share purchase and sale and the call option is exercisable during the two year period beginning on such closing date. During such two year period, Tamarix will have a proxy from Finprogetti to vote such 635,000 shares.

    In addition, Finprogetti is required to deliver the resignations from the Company's Board of Directors of certain persons. In connection with the foregoing the Company has agreed to (a) engage Tamarix Capital Corporation to provide financial advisory services to the Company at a cost of $200,000 per year, (b) issue to Centaurus Management LDC, the manager of Tamarix a warrant to purchase 1,250,000 shares of common stock with an exercise price equal to the offering price per share of common stock in a public securities offering of the Company as to which the Company filed a registration statement in February 1997, exercisable for a three-year period, (c) register the shares of the Company purchased by Tamarix

                   TRIDENT ROWAN GROUP, INC. AND SUBSIDIARIES

              (DE TOMASO INDUSTRIES, INC. THROUGH AUGUST 22, 1996)

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1996

22. SUBSEQUENT EVENTS (CONTINUED)
from Finprogetti as well as the shares underlying such warrants, and (d) cause the By-Laws or the Certificate of Incorporation of the Company to be amended to provide for (i) a staggered Board of Directors which shall include at least one person nominated by Tamarix in each of the three classes, (ii) provide for a representative of Tamarix to be Chairman of the Board of the Company, (iii) provide that Tamarix's consent will be required to further amend the Company's Certificate of Incorporation, and (iv) require that the Board of Directors be expanded and limited to not more than 11 members, such Board to include the Tamarix nominees and an additional three independent directors who are experienced in business matters and otherwise reasonably acceptable to Tamarix.

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                                     -------------------------------------------
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                                     -------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Summary.........................................          3
Risk Factors....................................          8
The Company.....................................         16
Use of Proceeds.................................         16
Market Price of Common Stock....................         17
Dividend Policy.................................         17
Capitalization..................................         18
Exchange Rates..................................         19
Selected Consolidated Financial Data............         20
Management's Discussion and Analysis
 of Financial Condition and Plan
 of Operations..................................         21
Business........................................         32
Management......................................         47
Certain Transactions............................         55
Principal Shareholders..........................         56
Description of Securities.......................         57
Shares Eligible for Future Sale.................         59
Underwriting....................................         61
Legal Matters...................................         62
Experts.........................................         62
Available Information...........................         63
Index to Consolidated Financial
 Statements.....................................        F-1

                    [LOGO]

                        1,250,000 SHARES OF COMMON STOCK
                                      AND
                       1,250,000 REDEEMABLE COMMON STOCK
                               PURCHASE WARRANTS

                                 --------------

                                   PROSPECTUS
                                 --------------

                              GKN SECURITIES CORP.

                               SOUTHEAST RESEARCH
                                 PARTNERS, INC.

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 24, 1997

PROSPECTUS

                           TRIDENT ROWAN GROUP, INC.
                        2,885,000 SHARES OF COMMON STOCK

    This Prospectus relates to the possible sale in the aggregate of 2,885,000 shares of Common Stock of Trident Rowan Group, Inc. (the "Company"), $.01 par value per share. ("Common Stock") by Tamarix Investors, LDC ("Tamarix"), a Cayman Islands limited duration company and Centaurus Management LDC ("Centaurus"), a Cayman Islands limited duration company which is the manager of Tamarix. Such number of shares (collectively the "Tamarix Shares") consisting of the following: (a) 1,000,000 shares of Common Stock which Tamarix has agreed to acquire from Finprogetti S.p.A. ("Finprogetti"), an Italian corporation and a shareholder of the Company prior to the closing of the Underwritten Offering (as defined below). The terms of the agreement to purchase the shares are set forth in an Agreement to Purchase Common Stock between them dated March 7, 1997 ("Stock Purchase Agreement"); (b) 635,000 shares of Common Stock owned by Finprogetti as to which Finprogetti has a right to put such shares to Tamarix at
any time between April       , 1998 and April       , 1999, and Tamarix has a
right to call such shares from Finprogetti at any time prior to April       ,
1999; and (c) 1,250,000 shares of Common Stock purchasable by Centaurus upon exercise of a common stock purchase warrant (the "Centaurus Warrant") issued to Centaurus by the Company pursuant to an Inducement Agreement between the Company and Tamarix dated April 8, 1997. Each Centaurus Warrant is exercisable for a period of three years from issuance at an exercise price equal to the public offering price of the Common Stock issued in the Underwritten Offering.

    This Prospectus does not relate to the resale of the Centaurus Warrant itself.

    The Company will not receive any of the proceeds from the sale of the Tamarix Shares. The Tamarix Shares may be offered from time to time by Tamarix, Centaurus and their respective transferees, pledgees and/or donees, through ordinary brokerage transactions, through sales to one or more dealers for resale as principals, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Tamarix, Centaurus and their respective pledgees or donees, in connection with the sale of the Tamarix Shares. Tamarix and Centaurus have agreed not to sell any of the Tamarix Shares being registered hereunder for a period of 18 months from the date hereof without the prior written consent of GKN Securities Corp., the representative of the underwriters in an underwritten offering of securities of the Company also being registered hereunder.

    Tamarix and Centaurus, and their respective pledgees and/or donees, may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by Tamarix, Centaurus or their respective pledgees or donees, any commission paid to broker-dealers and, if broker-dealers purchase any such shares as principals, any profits received by such broker-dealers on the resale of such shares, may be deemed underwriting discounts or commissions under the Securities Act. In addition, any profits realized by Tamarix, Centaurus, or their pledgees and/or donees, may be deemed to be underwriting commission.

    None of the Company, Tamarix or Centaurus has employed an underwriter for the sale of the Tamarix Shares. All costs, expenses and fees in connection with the registration of the Tamarix Shares will be borne by the Company except for any commission paid to broker-dealers.

    On the date of this Prospectus, a registration statement under the Securities Act with respect to an underwritten public offering of 1,437,500 shares of Common Stock and 1,437,500 redeemable Common Stock purchase warrants (including the underwriters' overallotment option granted to the Underwriters) was declared effective by the Securities and Exchange Commission (such offering being referred to as the "Underwritten Offering"). All references to the "Offering" in this Prospectus and to facts and circumstances as they are expected to exist on completion of the "Offering" means the Underwritten Offering.

    The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "TRGI." The last sale price of the Common Stock on April 16, 1997 was $8.13. The Company has made application for the Common Stock to trade on the Nasdaq National Market System under the symbol TRGI.

    THE TAMARIX SHARES WHICH MAY BE SOLD HEREUNDER INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OF ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  THE OFFERING

Securities Registered(1)..........  2,885,000 shares of Common Stock. See "Description of
                                    Securities" and "Plan of Distribution."

Selling Security Holders

    1,635,000 shares..............  Tamarix Investors, LDC

    1,250,000 shares..............  Centaurus Management LDC

------------------------

(1) Includes (a) 1,000,000 shares of Common Stock which Tamarix has agreed to acquire from Finprogetti; (b) 635,000 shares of Common Stock owned by Finprogetti as to which Finprogetti has a right to put such shares to Tamarix and Tamarix has a right to call such shares from Finprogetti; and
    (c) 1,250,000 shares of Common Stock purchasable by Centaurus upon exercise of the Centaurus Warrant issued by the Company.

                 SELLING SECURITY HOLDERS; PLAN OF DISTRIBUTION

    Tamarix and/or Centaurus may, from time to time, sell or offer to sell up to 2,885,000 Tamarix Shares, including 1,250,000 shares purchasable by Centaurus upon exercise of warrants granted by the Company in connection with the execution of that certain Inducement Agreement between the Company and Tamarix. On the date of this Prospectus, Tamarix owns 1,000,000 shares of Common Stock of record. Tamarix has the right to acquire an additional 635,000 shares from
Finprogetti at any time prior to April       , 1999, and has the obligation to
acquire such shares from Finprogetti at Finprogetti's request at any time during
the one year period ending April       , 1999.

    As of the date of this Prospectus three nominees of Tamarix currently serve on the Board of Directors of the Company. Additionally, pursuant to the Inducement Agreement, Tamarix has the right to grant its reasonable approval to the nomination of up to three other members of the Board of Directors. See "Management."

    Prior to the consummation of the Tamarix/Finprogetti Acquisition Agreement, neither Tamarix nor Centaurus beneficially owned any shares of Common Stock. They currently beneficially own an aggregate of 45% of the outstanding shares of Common Stock of the Company, after giving effect to the consummation of the Offering.

    Tamarix and Centaurus have advised the Company that sales of the Tamarix Shares may be effected from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market or, if the Company's application for National Market System listing is approved, on the National Market System, through sales to one or more dealers for resale as principals, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commission may be paid by Tamarix, Centaurus and their respective pledgees or donees, in connection with the sale of the Tamarix Shares. Tamarix and Centaurus have each agreed not to sell any of the Tamarix Shares being registered hereunder for a period of 18 months from the date hereof without the prior written consent of GKN Securities Corp., the representative of the underwriters in the Underwritten Offering. The Company will not receive any of the proceeds from the sale of the Tamarix Shares. Sales of the Tamarix Shares, or even the potential of such sales, would likely have an adverse effect on the market price of the Company's Common Stock.

    Tamarix and Centaurus, and their respective pledgees and/or donees, may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by Tamarix, Centaurus or their respective pledgees or donees, any commission paid to broker-dealers and, if broker-dealers purchase any such shares as principals, any profits received by such broker-dealers on the resale of such shares, may be deemed underwriting discounts or commissions under the Securities Act. In addition, any profits realized by Tamarix, Centaurus, or their pledgees and/or donees, may be deemed to be underwriting commission.

    None of the Company, Tamarix or Centaurus has employed an underwriter for the sale of the Tamarix Shares. All costs, expenses and fees in connection with the registration of the Tamarix Shares will be borne by the Company except for any commission paid to broker-dealers. Tamarix and Centaurus may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Tamarix Shares against certain liability, including liabilities arising under the Securities Act.

    At the time a particular offer of any Tamarix Shares is made by or on behalf of Tamarix or Centaurus, to the extent required, a prospectus supplement will be distributed which will set forth the number of such Tamarix Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from Tamarix or Centaurus, and any discounts, commission or concessions allowed or paid to dealers, and the proposed selling price to the public.

    Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations promulgated thereunder, any person engaged in a distribution of Company securities offered by this Prospectus may not simultaneously engage in market-making activities with respect to Company securities during the applicable restricted period under Regulation M prior to the commencement of such distribution, and will be subject to the other restrictions contained therein, which provisions may limit the timing of purchases and sales of the Tamarix Shares.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Summary.........................................          3
Risk Factors....................................          8
The Company.....................................         16
Use of Proceeds.................................         16
Market Price of Common Stock....................         17
Dividend Policy.................................         17
Capitalization..................................         18
Exchange Rates..................................         19
Selected Consolidated Financial Data............         20
Management's Discussion and Analysis
 of Financial Condition and Plan
 of Operations..................................         21
Business........................................         32
Management......................................         47
Certain Transactions............................         55
Principal Shareholders..........................         56
Description of Securities.......................         57
Shares Eligible for Future Sale.................         59
Selling Securityholders, Plan of Distribution...         61
Legal Matters...................................         63
Experts.........................................         63
Available Information...........................         63
Index to Consolidated Financial
 Statements.....................................        F-1

                    [LOGO]

                        2,885,000 SHARES OF COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                 --------------

                                          , 1997

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                                     -------------------------------------------
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                                     -------------------------------------------